Broadridge®

Ready for Next

2022
Annual Meeting and
Proxy Statement

 **Broadridge**®

Dear Stockholders,

At our 2022 Annual Meeting, I will report on our fiscal year 2022 financial performance, and the members of the Board and I will also answer questions from our stockholders.

In September, Eileen K. Murray joined our Board as an independent director. Ms. Murray is an accomplished financial services executive with extensive knowledge in financial technology from a career spanning more than 40 years. Ms. Murray served as Co-Chief Executive Officer of Bridgewater Associates, LP. Until recently, she served as the Chair of the Board of Governors of the Financial Industry Regulatory Authority, a self-regulatory organization for U.S. financial securities firms.

Ms. Murray's appointment is part of our planned, ongoing board refreshment process to add highly qualified, diverse members to our Board. With her appointment, we have added three new directors in the last two years. Our Board members' diverse backgrounds and expertise enables them to provide Broadridge with sound judgment and guidance across a wide set of key financial, technology, governance and regulatory topics.

Whether or not you plan to attend the 2022 Annual Meeting, please read our 2022 Proxy Statement for important information on each of the proposals, and our practices in the areas of corporate governance and executive compensation. Our 2022 Annual Report to Stockholders contains information about our financial performance.

Please provide your voting instructions by telephone or the Internet, or by returning a proxy card or voting instruction form. Your vote is important to us and our business and we strongly urge you to cast your vote.

I look forward to our annual meeting, and I hope you will join us to hear more about Broadridge.

Sincerely,

Timothy C. Gokey
Chief Executive Officer

September 27, 2022



Notice of Annual Meeting of Stockholders

You are cordially invited to attend the 2022 Annual Meeting of Stockholders of Broadridge Financial Solutions, Inc. Our 2022 Annual Meeting will be held on Thursday, November 10, 2022, at 9:00 a.m. Eastern Time.

You can attend the 2022 Annual Meeting online, vote your shares, and submit questions during the meeting by visiting *virtualshareholdermeeting.com/BR22*. Be sure to have the Control Number we have provided to you to join the meeting.

At the meeting, stockholders will be asked to vote on the following:

- Election of the 12 nominees listed in this Proxy Statement to the Board of Directors to serve until the 2023 annual meeting of stockholders and until their successors are duly elected and qualified

- Advisory vote to approve the compensation of our Named Executive Officers as disclosed in this Proxy Statement (the Say on Pay Vote)

- Ratify the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending June 30, 2023

In addition, the Board of Directors may transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

Stockholders of record at the close of business on September 15, 2022, are entitled to vote at the 2022 Annual Meeting.

We began distributing a Notice of Internet Availability of Proxy Materials, the 2022 Proxy Statement, the 2022 Annual Report to Stockholders, and proxy card/voting instruction form, as applicable, to stockholders on September 27, 2022.

By Order of the Board of Directors,

Maria Allen
Secretary

September 27, 2022

Table of Contents

Proxy Statement for Annual Meeting of Stockholders

This Proxy Statement is furnished to the stockholders of Broadridge Financial Solutions, Inc. (the *"Company"* or *"Broadridge"*) in connection with the solicitation of proxies by the Board of Directors of the Company (the *"Board of Directors"* or the *"Board"*) for use at the 2022 Annual Meeting of Stockholders of the Company (the *"2022 Annual Meeting"* or the *"Annual Meeting"*), for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders.

Annual Meeting of Stockholders	Time and Date	9:00 a.m. Eastern Time, November 10, 2022
	Attend Virtual Meeting	**virtualshareholdermeeting.com/BR22**
	Record Date	September 15, 2022
	Voting	Stockholders as of the Record Date are entitled to vote. Each share of the Company's common stock, par value $0.01 per share (the *"Common Stock"*) is entitled to one vote for each director nominee and one vote for each of the other proposals. There is no cumulative voting.

The Annual Meeting will be a completely virtual meeting. You can attend online, vote, and submit questions during the Annual Meeting by visiting **virtualshareholdermeeting.com/BR22**.

Voting Information

We hope you will exercise your rights and fully participate as a stockholder. It is very important that you vote to play a part in the future of our Company. You do not need to attend the Annual Meeting to vote your shares.

If you hold your shares through a broker, bank or nominee, your broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting (except on the ratification of the appointment of our independent registered public accountants for fiscal year 2023), unless you provide specific instructions by completing and returning the voting instruction form or following the instructions provided to you to vote your shares by telephone or the Internet. For your vote to be counted, you will need to communicate your voting decisions to your broker, bank or nominee before the date of the Annual Meeting.

The following table summarizes the proposals to be considered at the Annual Meeting and the Board's voting recommendation with respect to each proposal.

	PROPOSALS	MORE INFORMATION	BOARD'S RECOMMENDATION	BROKER DISCRETIONARY VOTING ALLOWED?	ABSTENTIONS AND BROKER NON-VOTES	VOTES REQUIRED FOR APPROVAL
PROPOSAL 1	Election of Directors	Page 13	**FOR Each Nominee**	No		
PROPOSAL 2	Advisory Vote to Approve the Compensation of our Named Executive Officers (the Say on Pay Vote)	Page 53	**FOR**	No	Do not count for all three proposals (no effect)	Majority of votes cast required for each proposal
PROPOSAL 3	Ratification of Appointment of Independent Registered Public Accountants for Fiscal Year 2023	Page 94	**FOR**	Yes		

Vote Right Away

Advance Voting Methods and Deadlines

Even if you plan to attend our virtual Annual Meeting, please read this Proxy Statement with care and vote right away using one of the following methods.

BY INTERNET USING YOUR COMPUTER OR MOBILE DEVICE	BY TELEPHONE	BY INTERNET USING YOUR TABLET OR SMARTPHONE	IF YOU RECEIVED YOUR PROXY MATERIALS BY MAIL, BY MAILING YOUR PROXY CARD
			
Registered Owners Visit 24/7 *proxyvote.com/BR*	Registered Owners in the U.S. or Canada dial toll-free 24/7 1-800-690-6903	Scan this QR code 24/7 to vote with your mobile device (may require free software)	Cast your ballot, sign your proxy card and send by free post

You will need the Control Number included on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials.

The telephone and Internet voting facilities will close at 11:59 p.m. Eastern Time on November 9, 2022.

If your shares are held in a brokerage account or by a bank or other nominee, your ability to vote by telephone or the Internet depends on your broker's voting process. Please follow the directions provided to you by your broker, bank or nominee.

> **Voting During the Annual Meeting**
>
> You may also vote during the virtual Annual Meeting by visiting *virtualshareholdermeeting.com/BR22* and following the instructions. You will need the Control Number included on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials.

Questions and Answers About the Annual Meeting and Voting

See the section entitled "About the Annual Meeting and These Proxy Materials" beginning on page 98 for answers to common questions on the rules and procedures about the proxy and annual meeting process.

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

Information about our Board Nominees (page 18)

The following table provides summary information about each Board nominee. Detailed information about each nominee's background, skill set and areas of experience can be found beginning on page 18 of this Proxy Statement.

Director	Experience	Committee Memberships	Director Since
Leslie A. Brun	Chairman and Chief Executive Officer, SARR Group, LLC	Lead Independent Director	2007
Pamela L. Carter	Retired President, Cummins Distribution Business, division of Cummins Inc.	Audit—Chair Governance and Nominating	2017
Richard J. Daly	Executive Chairman, Former Chief Executive Officer, Broadridge		2007
Robert N. Duelks	Former Executive, Accenture plc	Audit Governance and Nominating—Chair	2009
Melvin L. Flowers	Former Head of Internal Audit and Risk Management, Microsoft Corp. Former CFO of three public companies	Audit	2021
Timothy C. Gokey	Chief Executive Officer, Broadridge		2019
Brett A. Keller	Chief Executive Officer, priceline.com LLC	Audit Compensation	2015
Maura A. Markus	Former President and Chief Operating Officer, Bank of the West	Audit Compensation—Chair	2013
Eileen K. Murray	Former Chair of the Board of Governors, Financial Industry Regulatory Authority	Audit Governance and Nominating	2022
Annette L. Nazareth	Senior Counsel, Davis Polk & Wardwell Former SEC Commissioner	Audit Compensation	2021
Thomas J. Perna	Chairman of the Board of Trustees, Amundi Pioneer Mutual Fund Group	Audit Governance and Nominating	2009
Amit K. Zavery	Vice President and Head of Platform for Google Cloud, Google, LLC	Audit	2019

Proxy Statement Summary

Board Nominee Information Matrix

Our Board strives to maintain a highly independent, balanced and diverse group of directors that collectively possess the expertise to ensure effective oversight and be responsible stewards of our stockholders' interests.

Knowledge, Skills and Experience	L. BRUN	P. CARTER	R. DALY	R. DUELKS	M. FLOWERS	T. GOKEY	B. KELLER	M. MARKUS	E. MURRAY	A. NAZARETH	T. PERNA	A. ZAVERY
Independence	✓	✓		✓	✓		✓	✓	✓	✓	✓	✓
Other Public Company Board Experience	✓	✓	✓			✓		✓	✓	✓	✓	
Financial Services	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	
Technology	✓	✓	✓	✓	✓	✓	✓		✓		✓	✓
Financial Expertise/Literacy	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Executive Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sales/Marketing		✓	✓	✓	✓	✓	✓	✓			✓	✓
International Business Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance	✓	✓	✓	✓	✓	✓		✓		✓	✓	
Legal/Regulatory/Government		✓	✓						✓	✓	✓	
Associations/Public Policy		✓						✓	✓	✓	✓	
Risk Management		✓	✓		✓	✓			✓		✓	

Proxy Statement Summary



Age

65
Years Average
2
3
7
LESS THAN 60 YEARS
60–69 YEARS
70+ YEARS

Diversity

58%
Diverse
5
7
DIVERSE (women and/or racially or ethnically diverse)
NOT DIVERSE

Tenure

7
Years Average
3
4
5
LESS THAN 5 YEARS
5–10 YEARS
11–13 YEARS

Independence

83%
Independent
2
10
INDEPENDENT
MANAGEMENT

Gender Diversity

33%
Female Directors
4
8
FEMALE DIRECTORS

67%
Female Committee Chairs
1
2
FEMALE COMMITTEE CHAIRS

Racial/Ethnic Diversity

33%
Directors
4
8
RACIALLY/ETHNICALLY DIVERSE DIRECTORS

Demographics	L. BRUN	P. CARTER	R. DALY	R. DUELKS	M. FLOWERS	T. GOKEY	B. KELLER	M. MARKUS	E. MURRAY	A. NAZARETH	T. PERNA	A. ZAVERY
Age	70	73	69	67	69	61	54	65	64	66	71	51
Gender Diverse		✓						✓	✓	✓		
Racially or Ethnically Diverse	✓	✓			✓							✓

Board Tenure	L. BRUN	P. CARTER	R. DALY	R. DUELKS	M. FLOWERS	T. GOKEY	B. KELLER	M. MARKUS	E. MURRAY	A. NAZARETH	T. PERNA	A. ZAVERY
Years	15	5	15	13	1	3	7	9	0	1	13	3

Proxy Statement Summary

Our Corporate Governance Policies Reflect Best Practices (page 34)

The Company believes good governance is integral to achieving long-term shareholder value. We are committed to governance policies and practices that serve the interests of the Company and its stockholders. The Board of Directors monitors developments in governance best practices to ensure that it continues to meet its commitment to thoughtful and independent representation of stockholder interests.

The following table summarizes certain corporate governance practices and facts:

Board of Directors	• Strong Independent Board Leadership
	• Majority Independent Directors—10 of the 12 Director Nominees are Independent
	• Annual Election of Directors by Majority of Votes Cast
	• Directors Required to Offer to Resign if Do Not Receive Majority of Votes Cast
	• Robust Stock Ownership Guidelines and Holding Period Requirements
	• Annual Board and Committee Evaluation Process
	• Mandatory Retirement Age of 72 unless Director has Served for Less than Eight Years
	• Annual Board Compensation Limits
	• Audit Committee Members Cannot Serve on More Than Three Public Company Audit Committees
	• Directors Expected to Attend the Annual Meeting of Stockholders
	• Lead Independent Director Available to Major Stockholders
Stockholder Rights	• Proxy Access By-law Provision
	• No Poison Pill
	• Stockholders Owning 20% of the Voting Power of Outstanding Shares of Common Stock are able to Call Special Meeting
Executive Compensation	• Annual Say on Pay Stockholder Vote
	• Comprehensive Executive Compensation Clawback Policy (“*Clawback Policy*”)
	• Prohibition on Hedging, Pledging and Short Sales of our Securities
	• Double-trigger Change in Control Plan Requires Termination Following Change in Control (“*CIC*”)
	• No Repricing of or Discount Stock Options
	• No Dividends or Dividend Equivalents on Unvested Equity Awards
	• Robust Stock Ownership Guidelines as well as Stock Retention and Holding Period Requirements
	• Significant Portion of Named Executive Officers’ Target Total Direct Compensation (“*TDC*”) is Performance Based
	• Officer Bonus Strategic and Leadership Goals include a Diversity, Equity and Inclusion Component
	• No Excise Tax Gross-ups
	• Award Agreements Contain Restrictive Covenants
	• Modest Perquisites

Proxy Statement Summary

Sustainability (page 45)

The Service-Profit Chain, which directly connects associate engagement, client satisfaction and the creation of shareholder value, has always been the foundation of our success and our commitment to a sustainable approach. As a result, responsible environmental, social and governance (*"ESG"*) practices are built into our growth strategy and execution.

Our core business' governance solutions enable effective corporate governance for our clients. We are focused on fostering our own strong corporate governance practices to promote a culture of integrity, sustainable business and long-term value creation. As discussed in more detail in this Proxy Statement, through our ongoing board refreshment efforts three highly qualified directors have joined our Board in the past two years. With the recent appointment of Eileen Murray to the Board, women now represent 33% of our Board and women and racially or ethnically diverse members represent close to 60%.

33%	2 out of 3	33%
FEMALE DIRECTORS	**COMMITTEES CHAIRED BY FEMALE DIRECTORS**	**RACIALLY/ETHNICALLY DIVERSE DIRECTORS**

At Broadridge, we believe our associates are our greatest asset. We are proud to employ over 14,000 associates working in 21 countries around the globe. Our focus on long-term growth begins with the ability to attract and retain the most talented associates in our industry. We are dedicated to fostering a diverse, equitable, inclusive and healthy work environment and committed to advancing diversity, equity and inclusion (*"DEI"*) initiatives and values as part of our culture. We regularly survey our associates to measure engagement and satisfaction and we hold ourselves accountable for those results. Feedback received from associate surveys has informed our evolution to the hybrid workplace of the future. In fiscal year 2022, our employee engagement score of 77% overall favorable rating remained consistent with our 2021 score in the annual Great Place to Work® survey. In addition, 80% of our associates stated that Broadridge is a "great place to work."

We strive to empower not only our associates but also members of our communities. At the heart of our community efforts is the Broadridge Foundation, which identifies meaningful ways to engage with our communities to make a local impact. Through the Broadridge Foundation, we direct resources to charitable causes and develop community-focused action plans with a special focus on access to quality education for at-risk youth. These initiatives engaged through our partnership with the Mamidipudi Venkatarangaiya Foundation and Sri Vidhyas Centre include providing education to children in India who have been subject to child labor or are physically and mentally disabled.

Proxy Statement Summary

We promote a sustainable environment through efficient business initiatives and alternatives that benefit our clients, associates, and other stakeholders. We support our clients' emissions reductions by driving the digitization of communications and reducing paper mailing materials. Through these efforts, Broadridge has eliminated approximately 86% of the paper communications sent on behalf of public companies. We reduce our own emissions through sustainable consumption and production in our facilities, corporate energy efficiency programs, and streamlining of operations. As part of our long-standing commitment to corporate sustainability with a focus on ESG practices, we have retained a leading climate consulting firm to help us develop a plan to reach net zero greenhouse gas ("*GHG*") emissions by 2050. In addition, we have piloted a qualitative climate risk assessment and have disclosed certain climate-related risks and opportunities indexed to the Task Force on Climate-Related Financial Disclosures in our 2022 Carbon Disclosure Project Report.

Our Sustainability Report and information on our ESG efforts are available on our website at **broadridge.com/about/sustainability**. Information contained on our website is not incorporated into or a part of this Proxy Statement.

Select Performance Highlights (page 56)

For more complete information about our financial performance, please review the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022 (the "2022 Form 10-K"). Certain measures referenced are not prepared in accordance with generally accepted accounting principles ("GAAP"). For an explanation of our use of these Non-GAAP measures and a reconciliation to their most directly comparable GAAP measures, see "Non-GAAP Financial Measures" on page 105 of this Proxy Statement.

In fiscal year 2022, we achieved another year of strong financial performance, including 16% Recurring fee revenue growth, 14% Non-GAAP Adjusted Earnings per share ("*EPS*") growth, and we marked the eleventh consecutive year of record Closed sales results.

These strong financial results enabled the Company to generate cumulative total shareholder return ("*TSR*") of 105% for the five-year period ended June 30, 2022, exceeding the 71% average return of companies in the S&P 500® Index ("*S&P 500*") over the same period. Our TSR is calculated as the cumulative rate of return reflecting our Common Stock price appreciation and the cumulative amount of dividends, assuming dividends are reinvested, over a five-year period.

Acquisitions are an important part of our overall strategy and a critical part of our capital allocation strategy. During fiscal year 2021, we acquired Itiviti Holding AB ("*Itiviti*") now referred to as Broadridge Trading and Connectivity Solutions, for a total purchase price of approximately $2.6 billion. The successful integration and strong performance of our Itiviti acquisition contributed to our strong financial performance in fiscal year 2022.

Disciplined stewardship of our capital remains a key focus for Broadridge, and we continued to pursue a balanced, long-term strategy in fiscal year 2022. During the year, we invested in our platforms and technology, repaid $95 million in debt incurred in connection with our Itiviti acquisition, and returned capital to shareholders in the form of our dividend. The Board increased the annual dividend amount declared by 11% during fiscal year 2022.

The Board increased our annual dividend amount for fiscal year 2023 by 13% to $2.90 per share. Broadridge has increased its dividend every year since we became a public company, and we have announced double-digit increases in 10 of the past 11 years, highlighting our commitment to delivering long-term shareholder returns.

Proxy Statement Summary

Company Performance Snapshot*

Diluted EPS Growth and Recurring Fee Revenue Dollars in Millions except per share amounts



- RECURRING FEE REVENUE
- DILUTED EPS (GAAP)
- ADJUSTED EPS (NON-GAAP)

FY2020–FY2022 CAGR

12%
RECURRING FEE REVENUE

4%
DILUTED EPS (GAAP)

12%
ADJUSTED EPS (NON-GAAP)

FY2022 Investor Communication Solutions
Dollars in Millions



$216 Issuer
$366 Data-Driven Fund Solutions
$1,077 Regulatory
$616 Customer Communications

$2,275
RECURRING FEE REVENUE

FY2022 Global Technology & Operations
Dollars in Millions



$554 Wealth & Investment Management
$921 Capital Markets

$1,474
RECURRING FEE REVENUE

Operating Income Margin and Adjusted Operating Income Margin



- OPERATING INCOME MARGIN (GAAP)
- ADJUSTED OPERATING INCOME MARGIN (NON-GAAP)

FY2020–FY2022 Select Uses of Cash Dollars in Billions



$1.2 Client Platform Spend[1] & Capex[2]
$0.8 Dividends & Share Repurchases[3]
$3.0 Targeted M&A

(1) Net cash spent on new client conversions, including development of platform capabilities
(2) Includes Software Purchases and capitalized internal use software
(3) Total share repurchases net of option proceeds

---

* Certain measures included in these charts are not prepared in accordance with GAAP. For an explanation of our use of these Non-GAAP measures and a reconciliation to their most directly comparable GAAP measures, see "Non-GAAP Financial Measures" on page 105 of this Proxy Statement.

Proxy Statement Summary

$9
TRILLION
Powering $9T per day in fixed income and equity trades

750
MILLION
Equity positions processed in performance of U.S. proxy services

7
BILLION
Distributing more than 7B critical communications each year

Five-Year Cumulative Total Shareholder Return

105%
TSR



Strong Capital Return to Stockholders Dollars in Millions

$501
MILLION

returned to stockholders through dividends in fiscal years 2021 and 2022



(1) Amount returned to stockholders reflects dividends of $262 million partially offset by $14 million of net option proceeds.
(2) Amount returned to stockholders reflects dividends of $291 million partially offset by $37 million of net option proceeds.

Acquisitions Dollars in Millions

$2,617
MILLION

invested in acquisitions in fiscal years 2021 and 2022



Proxy Statement Summary

Majority of Compensation of Named Executive Officers is Performance Based (page 60)

The overall objectives of our executive compensation programs are to attract and retain management who will create long-term shareholder value. We have a combination of pay elements, and a majority of the target compensation of the Company's executive officers listed in "Summary Compensation" on page 77 of this Proxy Statement ("*Named Executive Officers*" or "*NEOs*") is performance based, with the objective of balancing short-term and long-term decision making in support of our business objectives.

Executive Total Target Compensation Mix

Mr. Gokey CEO Target Total Direct Compensation



9%
Base Salary

14%
Annual Cash Incentive

91%
Variable

77%
Long-Term Equity Incentive

Other NEO Target Total Direct Compensation[1]



20%
Base Salary

80%
Variable

57%
Long-Term Equity Incentive

23%
Annual Cash Incentive

— Variable Performance-based Compensation

_____

(1) Other NEO target TDC is an average of the annualized total compensation of Mr. Reese, Mr. Perry, Mr. Schifellite, and Mr. Gumbs.

Pay is Aligned to Company Performance (page 53)

Broadridge's compensation programs are designed to align the interests of our executives with the interests of our stockholders. For this reason, the mix of compensation elements for the Named Executive Officers, and particularly for the Chief Executive Officer ("*CEO*"), is heavily weighted towards long-term variable, performance-based compensation.

Broadridge demonstrated another year of strong growth in fiscal year 2022. In line with the Company's above target overall financial performance in fiscal year 2022, the payments under the officer annual cash incentive plan (the "*Officer Bonus Plan*") for the Named Executive Officers ranged from 115% to 127% of their targets. In addition, because of our strong EPS performance in fiscal years 2021 and 2022, performance-based restricted stock unit ("*performance-based RSU*" or "*PRSU*") awards for the performance period ended in fiscal year 2022 were earned at 140% of their target amounts.

Each year, the Company provides stockholders with an opportunity to cast an advisory vote on the compensation of the NEOs (the "*Say on Pay Vote*"). At the 2021 annual meeting of stockholders (the "*2021 Annual Meeting*"), stockholders continued their strong support of our executive compensation program with approximately 93% of the votes cast in favor of the proposal.

Based on the outcome of the most recent annual Say on Pay Vote, the Compensation Committee believes that the Company's current executive compensation program is aligned with the interests of the Company's stockholders. Accordingly, the Compensation Committee decided to retain the core elements and pay-for-performance design of our executive compensation program for fiscal year 2022. In fiscal year 2022, we returned to the use of multiple financial metrics in our cash incentive plan after simplifying our goals for fiscal year 2021 due to the challenges of the Covid-19 pandemic and economic uncertainty.



2021 SAY ON PAY VOTE

93%
APPROVAL

Proposal 1
Election of Directors



Upon the recommendation of the Governance and Nominating Committee, our Board has nominated the 12 directors identified on the following pages for election at the 2022 Annual Meeting. Each nominee has consented to be nominated and, if elected, to serve on the Board until the next annual meeting of stockholders and until their successors are elected and qualified or until their death, resignation, retirement or removal.

All of the nominees are currently Broadridge directors who were elected by stockholders at the 2021 Annual Meeting, except Ms. Murray who was appointed to the Board in 2022.

Directors are elected annually by a majority of the votes cast at the annual meetings of stockholders. In an uncontested election, any incumbent director who fails to receive a majority of the votes cast is required to promptly submit an offer to resign from the Board. The Governance and Nominating Committee will recommend to the Board whether to accept or reject the director's offer to resign. The Board will act on the offer to resign within 90 days from the date of the certification of election results.

DIRECTOR NOMINATION PROCESS

When seeking candidates as Board members, the Governance and Nominating Committee solicits suggestions from incumbent directors, management or stockholders. The Committee will consider director candidates proposed by stockholders, provided that the stockholder recommendation complies with the provisions of the Company's Amended and Restated By-laws (the "*By-laws*") requiring that stockholder submissions be submitted to the Company's Secretary at 5 Dakota Drive, Lake Success, New York 11042 or emailing our Secretary at *CorporateSecretary@broadridge.com*, in a timely manner and include the information called for in the By-laws concerning (a) the potential nominee, and (b) the person proposing the nomination. The Governance and Nominating Committee will apply the same standards in considering candidates submitted by stockholders as it uses for any other potential nominee.

The By-laws provide that under certain circumstances, a stockholder, or group of up to 50 stockholders, who have maintained continuous ownership of at least three percent of our Common Stock for at least three years may nominate and include in our annual meeting proxy statement a number of stockholder-nominated candidates representing no more than 25% of the number of directors then serving on the Board.

The Board's membership criteria and nomination procedures are set forth in our Corporate Governance Principles. The Corporate Governance Principles do not provide for a fixed number of directors but provide that the optimum size of the Board is eight to 12 directors.

There are no limits on the number of terms a director may serve. However, our Corporate Governance Principles provide for a mandatory retirement age of 72 applicable after a director has reached their eight year anniversary on the Board.

From time to time, the Governance and Nominating Committee may retain a search firm to assist the Company with identifying and evaluating Board candidates who have the background, skills and experience that the Governance and Nominating Committee has identified as desired in director candidates.

Proposal 1—Election of Directors

After conducting an initial evaluation of a potential candidate, the Governance and Nominating Committee will interview that candidate if it believes such candidate might be suitable to be a director. The candidate may also meet with other members of the Board. At the candidate's request, they may also meet with management. If the Governance and Nominating Committee believes a candidate would be a valuable addition to the Board, it will recommend that candidate's election to the full Board.

In August 2022, the size of the Board was increased to 12 directors and the Board appointed Eileen K. Murray to the Board, effective September 1, 2022. Ms. Murray was recommended to the Board by several current Board members in light of her extensive financial services, regulatory and management experience. She was interviewed and evaluated by members of the Governance and Nominating Committee and other Board members, who determined that she met the qualifications for Board service as an independent director and audit committee financial expert, and that her extensive financial services and financial technology experience would be a valuable addition to the Board. Her appointment was recommended by the Governance and Nominating Committee to the full Board for its review and approval.

NOMINEE QUALIFICATIONS

Under the Company's Corporate Governance Principles, a majority of the Board must be comprised of directors who are independent based on the applicable rules of the New York Stock Exchange (the "*NYSE*") and the Securities and Exchange Commission (the "*SEC*"). The NYSE rules provide that the Board is required to affirmatively determine which directors are independent and to disclose such determination for each annual meeting of stockholders. No director will be deemed to be independent unless the Board affirmatively determines that the director has no material relationship with the Company, either directly or as an officer, stockholder or partner of an organization that has a relationship with the Company. In its review of director independence, the Board considers all relevant facts and circumstances, including without limitation, all commercial, banking, consulting, legal, accounting, charitable or other business relationships any director may have with the Company in conjunction with the Corporate Governance Principles and Section 303A of the NYSE's Listed Company Manual (the "*NYSE Listing Standards*").

On August 11, 2022, the Board reviewed each director's relationship with us and affirmatively determined that all of the directors, other than Mr. Gokey and Mr. Daly, are independent under the NYSE Listing Standards. Mr. Gokey and Mr. Daly were determined to not be independent due to their positions as our CEO and our Executive Chairman, respectively.

The Board and Governance and Nominating Committee consider the following factors and principles in evaluating and selecting director nominees:

RELEVANT EXPERIENCE: The Board should include individuals with experience in areas relevant to the strategy and operations of the Company's businesses such as technology services, or industries that Broadridge serves such as banking and financial services

HIGH-LEVEL MANAGERIAL EXPERIENCE: Directors should have established strong professional reputations and experience in positions with a high degree of responsibility or be leaders in the companies or institutions with which they are affiliated

CHARACTER AND INTEGRITY: Directors should be individuals with a reputation for integrity and with sufficient time available to devote to the affairs of the Company in order to carry out their responsibilities

DIVERSE BACKGROUND: The Board should include members with diverse backgrounds and perspectives, including professional backgrounds, areas of expertise, race, culture, ethnicity, gender and sexual orientation

SKILLS COMPLEMENT EXISTING BOARD EXPERTISE: The interplay of a nominee's background and expertise with that of other Board members and the extent to which a candidate may make contributions to the Board or a committee should be considered

Proposal 1—Election of Directors

BOARD NOMINEE INFORMATION MATRIX

The following matrix provides information regarding our Board nominees including demographic information such as whether they are gender, racially, or ethnically diverse, and certain types of knowledge, skills, experiences and attributes possessed by one or more of our directors which our Board believes are relevant to our business and industry. While our Governance and Nominating Committee considers the knowledge, skills, experiences and attributes listed below in the director nomination process, the matrix does not encompass all of the knowledge, skills, experiences or attributes of our Board nominees, and the fact that a particular knowledge, skill, experience or attribute is not listed does not mean that a Board nominee does not possess it. In addition, our Governance and Nominating Committee retains the right to modify such knowledge, skills, experiences and attributes it considers in the Board nomination process from time to time as it deems appropriate.

Knowledge, Skills and Experience	L. BRUN	P. CARTER	R. DALY	R. DUELKS	M. FLOWERS	T. GOKEY	B. KELLER	M. MARKUS	E. MURRAY	A. NAZARETH	T. PERNA	A. ZAVERY
Independence	✓	✓		✓	✓		✓	✓	✓	✓	✓	✓
Other Public Company Board Experience	✓	✓	✓			✓		✓	✓	✓	✓	
Financial Services	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	
Technology	✓	✓	✓	✓	✓	✓	✓		✓		✓	✓
Financial Expertise/Literacy	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Executive Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sales/Marketing		✓	✓	✓	✓	✓	✓	✓			✓	✓
International Business Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance	✓	✓	✓	✓	✓	✓		✓		✓	✓	
Legal/Regulatory/Government		✓	✓						✓	✓	✓	
Associations/Public Policy		✓						✓	✓	✓	✓	
Risk Management		✓	✓		✓	✓			✓		✓	

Proposal 1—Election of Directors

Knowledge, Skills and Experience

 **Independence:** "Independent" pursuant to the applicable rules of the NYSE and the SEC.

 **Other Public Company Board:** Experience with the various and complex reporting responsibilities of public reporting companies and understanding corporate governance trends and commonly faced issues of public companies.

 **Financial Services:** Experience with the financial services industry and related trends and practices; this assists our directors in understanding and reviewing our business and strategy and providing insight into our financial services clients.

 **Technology:** Experience with current and developing technologies, including technologies relevant to our business and the needs of our clients.

 **Financial Expertise/Literacy:** Experience in understanding, monitoring and overseeing financial reporting and internal controls and understanding our operating and strategic performance.

 **Sales/Marketing:** Experience with sales and marketing practices, including with respect to the markets for our services.

 **International Business:** Experience operating in a global context by managing international enterprises, residence abroad, and studying other cultures enables oversight of how the Company navigates a global marketplace, and helps the Board understand diverse business environments, economic conditions and cultures and assess global business opportunities.

 **Corporate Governance:** Experience with corporate governance practices and developments, including with respect to Board and management accountability, transparency, protection of stockholder interests and provides insight into developing practices consistent with our commitment to excellence in corporate governance.

 **Legal/Regulatory/Government:** Experience with legal, regulatory and government processes, particularly for the financial services and other regulated industries, which assists our directors in understanding and reviewing the context in which our services are provided and supports our Board's oversight of our regulated businesses.

 **Associations/Public Policy:** Experience with working with and leveraging trade associations, which supports our Board's oversight in analyzing public policy and regulation relevant to the Company's business and operations.

 **Risk Management:** Experience with risk management of large organizations, particularly technology firms and firms in financial services supports the Board's oversight of risks pertaining to the Company.

Proposal 1—Election of Directors

Demographics	L. BRUN	P. CARTER	R. DALY	R. DUELKS	M. FLOWERS	T. GOKEY	B. KELLER	M. MARKUS	E. MURRAY	A. NAZARETH	T. PERNA	A. ZAVERY
Age	70	73	69	67	69	61	54	65	64	66	71	51
Gender Diverse		✓						✓	✓	✓		
Racially or Ethnically Diverse	✓	✓			✓							✓



Race or Ethnicity: Mr. Brun, Ms. Carter, Mr. Flowers and Mr. Zavery self-identify as racially or ethnically diverse. Mr. Brun, Ms. Carter and Mr. Flowers identify as Black/African American, and Mr. Zavery identifies as Indian/South Asian.

Board Tenure	L. BRUN	P. CARTER	R. DALY	R. DUELKS	M. FLOWERS	T. GOKEY	B. KELLER	M. MARKUS	E. MURRAY	A. NAZARETH	T. PERNA	A. ZAVERY
Years	15	5	15	13	1	3	7	9	0	1	13	3

As the chart above indicates, the current composition of our Board of Directors reflects a mix of tenures, which we believe balances historical and institutional knowledge, and an understanding of the evolution of our business with fresh perspectives from our newer directors.

Each of the director nominees for election at the 2022 Annual Meeting holds or has held senior executive positions in large, complex organizations, and many hold or have held the role of chief executive officer. This experience demonstrates their ability to perform at the highest levels, enabling them to provide sound judgment concerning the issues facing a large public corporation in today's environment, provide oversight and evaluate our performance.

The Governance and Nominating Committee Charter provides that the Board take diversity into account in determining the Company's slate of nominees. In keeping with this commitment to diversity, seven of our 12 director nominees are women or racially or ethnically diverse individuals.

The Governance and Nominating Committee and the Board have evaluated each of the director nominees against the factors and principles used to select director nominees. Based on this evaluation, they have concluded that it is in the best interests of the Company and its stockholders for each of the proposed director nominees on pages 18-29 below to continue to serve as a director of the Company.

Proposal 1—Election of Directors

INFORMATION ABOUT THE NOMINEES



Leslie A. Brun

Age 70, has been our Lead Independent Director since 2019, and a member of our Board since 2007. Mr. Brun served as our Chairman of the Board from 2011 to 2019.

Lead Independent Director

Mr. Brun has been the Chairman and Chief Executive Officer of SARR Group, LLC, an investment holding company, since 2006. In February 2021, he co-founded and currently serves as Chairman and Chief Executive Officer of Ariel Alternatives, LLC, a private asset management firm that invests in mid-market scalable businesses that are or will become Black and Latinx owned. He is also senior advisor to G100 and World 50 peer-to-peer communities for current and former senior executives and directors from some of the world's largest companies. From 2011 to 2013, he was a Managing Director at CCMP Capital, a global private equity firm. Previously, from 1991 to 2005, Mr. Brun served as founder, Chairman and Chief Executive Officer of Hamilton Lane Advisors, a private markets investment firm. From 1988 to 1990, he served as co-founder and Managing Director of the investment banking group of Fidelity Bank. Mr. Brun is a director of Footprint International Holdco, Inc. He is a former trustee of Widener University, the University at Buffalo Foundation, Inc. and The Episcopal Academy in Merion, Pennsylvania.



Specific Experience, Qualifications, Attributes or Skills:

- Extensive finance, management, and financial advisory experience
- Operating, executive and management experience, including as chief executive officer of an investment holding company and an asset management firm
- Financial expertise and financial literacy
- Financial services and technology industry experience and knowledge
- International business experience
- Corporate governance experience



Other Public Company Directorships:

Current
- CDK Global, Inc., Non-Executive Chairman (since 2014)
- Corning, Inc., Director (since 2018)

Former
- Merck & Co., Inc.
  - Director (2008-2021)
  - Lead Independent Director (2014-2021)
- Automatic Data Processing, Inc. ("*ADP*")
  - Director (2003-2015)
  - Chairman of the Board of Directors (2007-2015)
- Hewlett Packard Enterprise Company, Director (2015-2018)

Proposal 1—Election of Directors



Pamela L. Carter

Age 73, is the Chair of the Audit Committee and a member of the Governance and Nominating Committee. Ms. Carter has been a member of our Board since 2017.

Independent Director

Ms. Carter is the retired President of Cummins Distribution Business, a division of Cummins Inc., a global manufacturer of diesel engines and related technologies. She assumed that role in 2008 and served in that position until she retired in 2015. She previously served as President—Cummins Filtration, then as Vice President and General Manager of Europe, Middle East and Africa business and operations for Cummins Inc. since 1999. Ms. Carter served as Vice President and General Counsel of Cummins Inc. from 1997 to 1999. Prior to joining Cummins Inc., she served as the Attorney General for the State of Indiana from 1993 to 1997. In 2010, Ms. Carter was appointed to the Export-Import Bank of the U.S. Sub-Saharan Africa Advisory Council. Ms. Carter is a member of the National Board of Directors of Teach for America and has been a board member and the board Treasurer of the Sycamore Institute since 2019. Ms. Carter has served as the Chair of the Nashville Symphony since 2020.



Specific Experience, Qualifications, Attributes or Skills:

- Extensive global management, operational and executive experience
- Financial expertise and financial literacy
- Financial services and technology industry experience and knowledge
- Corporate governance experience
- Legal/regulatory/government experience
- Risk management experience
- Sales and marketing experience
- Association/public policy experience
- International business, sales, marketing and distribution experience



Other Public Company Directorships:

Current

- Enbridge Inc., Director (since 2017)
- Hewlett Packard Enterprise Company, Director (since 2015)

Former

- Spectra Energy Corp., Director (2007-2017)
- CSX Corp., Director (2010-2020)

Proposal 1—Election of Directors



Richard J. Daly

Age 69, has been our Executive Chairman since 2019, and a member of our Board since 2007.

Management

Mr. Daly served as our CEO from 2007 to 2019, and as our President from 2014 to 2017. Prior to the 2007 spin-off of Broadridge from ADP, Mr. Daly served as Group President of the Brokerage Services Group of ADP ("*BSG*"), as a member of the Executive Committee and a Corporate Officer of ADP since June 1996. In his role as President at ADP, he shared the responsibility of running BSG and was directly responsible for our Investor Communication Solutions ("*ICS*") business, Broadridge's largest business. Mr. Daly joined ADP in 1989, as Senior Vice President of BSG, following ADP's acquisition of the proxy services business he founded. Mr. Daly is a director of Footprint International Holdco, Inc. He is a member of the Listed Company Advisory Board for the NYSE. He is also a member of The Economic Club of New York and the Advisory Board of the Ira M. Millstein Center for Global Markets and Corporate Ownership of Columbia Law School. In addition, he is a member of the Advisory Board of the National Association of Corporate Directors ("*NACD*") and Chairman of the Board of Directors of the Securities Industry and Financial Markets Association ("*SIFMA*") Foundation. Mr. Daly has been recognized as an NACD Directorship 100 Governance Professional.



Specific Experience, Qualifications, Attributes or Skills:

- Former CEO experience brings unique perspective and insights into the Company, including its businesses, relationships, competitive, financial and regulatory positioning, senior leadership and strategic opportunities and challenges
- Founder of the ICS business
- Extensive financial services and technology industry experience and knowledge
- Financial expertise and financial literacy
- Sales and marketing experience
- International business experience
- Corporate governance experience
- Legal/regulatory/government experience
- Risk management experience



Other Public Company Directorships:

Former

- The ADT Corporation, Director (2014-2016)

Proposal 1—Election of Directors



Robert N. Duelks

Age 67, is the Chair of the Governance and Nominating Committee and a member of the Audit Committee. Mr. Duelks has been a member of our Board since 2009.

Independent Director

Mr. Duelks is NACD Directorship Certified™. He is a former executive of Accenture plc, having served for 27 years in various capacities until his retirement in 2006. Throughout his tenure at Accenture, Mr. Duelks held multiple roles and had responsibilities, including and ranging from local client service, regional operations management to management of global offerings. While at Accenture, he served on multiple leadership committees, including the Board of Partners, the Management Committee and the Executive and Operating Committee for the Global Financial Services Operating Group. Mr. Duelks served as an advisor to the senior executives of Tree Zero, a manufacturer of 100% tree free paper products from 2010 through 2021. He is the former Chairman and a current Emeritus Trustee of the Board of Trustees of Gettysburg College, and he previously served as a member of the Advisory Board for the Business School at Rutgers University.



Specific Experience, Qualifications, Attributes or Skills:

- Extensive experience in the management and operation of a technology and consulting services business
- Financial services and technology industry experience and knowledge
- Financial expertise and financial literacy
- Corporate governance experience
- Extensive experience in global sales and marketing
- International business experience

Proposal 1—Election of Directors



Melvin L. Flowers

Age 69, is a member of the Audit Committee. Mr. Flowers has been a member of our Board since 2021.

Independent Director

Mr. Flowers was the Corporate Vice President of Internal Audit and Enterprise Risk Management at Microsoft Corp. ("*Microsoft*"), where he worked for over 16 years, overseeing the Internal Audit Department, Enterprise Risk Management team and Financial Integrity Unit. Prior to that, he served as the Senior Controller for the Mobile and Embedded Devices business, responsible for accounting, management reporting, and internal controls and compliance. Prior to Microsoft, he served as the Chief Financial Officer ("*CFO*") of Novatel Wireless ("*Novatel*"), a NASDAQ-listed Internet of Things solutions provider to the telematics market. Before Novatel, he worked as a chief financial officer throughout the 1990s at several public and private companies. Mr. Flowers is currently a member of the Board of Directors of HSBC North America Holdings, Inc. and HSBC Bank USA, N.A. He is also a member of the Board of Trustees of Seattle University where he serves as Chairman of the Audit Committee.



Specific Experience, Qualifications, Attributes or Skills:

- Operating, executive and management experience at a major global company
- Financial services and technology industry experience and knowledge
- Audit Committee Financial Expert (Financial expertise and financial literacy)
- Risk management expertise
- Sales and marketing experience
- International business experience
- Corporate governance experience

Proposal 1—Election of Directors



Timothy C. Gokey

Age 61, is our CEO and has been a member of our Board since 2019.

Management

Mr. Gokey has been our CEO and a member of our Board since 2019. Mr. Gokey served as the President of Broadridge from 2017 to 2020. From 2012 to 2019, he served as Broadridge's Chief Operating Officer with responsibility for all Broadridge business units, technology, and India operations. Mr. Gokey joined Broadridge in 2010, as Chief Corporate Development Officer. Prior to joining Broadridge, Mr. Gokey was President of the Retail Tax business at H&R Block. Previously, he was a partner at McKinsey & Company, a global consulting firm, where he led McKinsey's North American Financial Services Sales and Marketing Practice. Mr. Gokey is a member of the board of directors of C.H. Robinson, a leading global technology-based logistics provider, and a member of the board of directors of the Partnership for New York City. He also serves on the board of advisors of the Northwell Health Cancer Institute. He has also served on the Vestry of St. John's Episcopal Church, Cold Spring Harbor, New York. Mr. Gokey has been recognized as an NACD Directorship 100 Governance Professional.



Specific Experience, Qualifications, Attributes or Skills:

- CEO's unique perspective and insights into the Company, including its businesses, relationships, competitive and financial positioning, senior leadership and strategic opportunities and challenges
- Operating, executive and management experience at a major global company
- Financial services and technology industry experience and knowledge
- Financial expertise and financial literacy
- Corporate governance expertise
- Sales and marketing experience
- International business experience
- Risk management expertise



Other Public Company Directorships:

Current

- C.H. Robinson Worldwide, Inc., Director (since 2017)

Proposal 1—Election of Directors



Brett A. Keller

Age 54, is a member of the Audit Committee and the Compensation Committee. Mr. Keller has been a member of our Board since 2015.

Independent Director

Mr. Keller is the Chief Executive Officer of priceline.com LLC (“*priceline.com*”), a leading provider of online travel services, and a subsidiary of Booking Holdings, Inc., a position he has held since 2016. Prior to his appointment as Chief Executive Officer, he served as priceline.com's Chief Operating Officer in 2016, and as its Chief Marketing Officer from 2002 to 2015. Mr. Keller joined priceline.com in 1999 and has played a central role in the company's evolution. As Chief Operating Officer, he was responsible for all marketing, technology, and product development areas of the business. As Chief Marketing Officer, he oversaw all global and strategic branding, marketing, distribution, product development and customer led data initiatives for priceline.com. Prior to joining priceline.com, Mr. Keller served as a director of online travel services for Cendant, a consumer services holding company. Mr. Keller sits on the National Advisory Council for the Marriott School of Management at Brigham Young University.



Specific Experience, Qualifications, Attributes or Skills:

- Operating, executive and management experience as a chief executive officer and chief operating officer
- Extensive experience in global consumer marketing and sales, including branding, communications, online merchandising, and scaled consumer acquisition
- Digital and technology industry knowledge, including significant management of search engine marketing, social media, affiliate, user interface and user experience design development, big data, and programmatic disciplines
- Financial expertise and financial literacy
- International business experience

Proposal 1—Election of Directors



Maura A. Markus

Age 65, is the Chair of the Compensation Committee and a member of the Audit Committee. Ms. Markus has been a member of our Board since 2013.

Independent Director

Ms. Markus is the former President and Chief Operating Officer of Bank of the West, a role she held from 2010 through 2014. She is also a former member of the Board of Directors of Bank of the West and BancWest Corporation, and the Bank's Executive Management Committee. Before joining Bank of the West, Ms. Markus was a 22-year veteran of Citigroup, having most recently served as Head of International Retail Banking in Citibank's Global Consumer Group. She held a number of additional domestic and international management positions including President, Citibank North America from 2000 to 2007. In this position, she also served as Chairman of Citibank West. Ms. Markus also served as Citibank's European Sales and Marketing Director in Brussels, Belgium, and as President of Citibank's consumer business in Greece. Ms. Markus is a former member of The Financial Services Roundtable. She is a member of Year Up Bay Area's Talent and Opportunity Board and is a trustee for the College of Mount Saint Vincent in New York. Ms. Markus is a former board member of Catholic Charities of San Francisco, Catholic Charities of New York, and Junior Achievement New York.



Specific Experience, Qualifications, Attributes or Skills:

- Operating, executive and management experience, including as chief operating officer of a large financial services company
- Extensive experience in the financial services industry
- Financial expertise and financial literacy
- Corporate governance experience
- Extensive experience in global sales and marketing
- International business experience
- Associations/public policy experience



Other Public Company Directorships:

Current

- Stifel Financial Corp., Director (since 2016)

Proposal 1—Election of Directors



Eileen K. Murray

Age 64, was appointed to our Board in 2022. She is a member of the Audit Committee and the Governance and Nominating Committee.

Independent Director

Ms. Murray is the former Chair of the Board of Governors of the Financial Industry Regulatory Authority where she served from 2016 through 2022. She was the Co-Chief Executive Officer of Bridgewater Associates, LP ("*Bridgewater*"), one of the world's largest institutional asset managers, from 2009 to 2020. Prior to joining Bridgewater, she was the CEO of Investment Risk Management LLC and President and Co-CEO of Duff Capital Advisors. Ms. Murray began her professional career in 1984 at Morgan Stanley, where she held several senior positions from 1984 to 2002, including Controller, Treasurer, and Chief Accounting Officer, as well as Chief Operating Officer for the firm's Institutional Securities Group. From 2002 to 2005, she was a Managing Director at Credit Suisse and served on the firm's management board. Ms. Murray has also served as a director of the Business Council for International Understanding and The Depository Trust & Clearing Corporation and has been a director of the Irish Arts Center since 2016. She is also an advisor to many innovative technology and environmental solutions companies, including Invisible Urban Charging, an electric car charging company, Lukka, Inc., a leading crypto data and software provider, and Consensys, a blockchain technology company.



Specific Experience, Qualifications, Attributes or Skills:

- Extensive experience in financial services, financial markets regulation and financial technology
- Legal/regulatory/government experience
- Audit Committee Financial Expert (Financial expertise and financial literacy)
- International business experience
- Associations/Public Policy experience
- Risk management expertise



Other Public Company Directorships:
Current

- Guardian Life Insurance Company of America, Director (since 2020)
- HSBC Holdings plc, Director (since 2021)

Former

- Compass, Inc., Director (2020-2022)

Proposal 1—Election of Directors



Annette L. Nazareth

Age 66, is a member of the Audit Committee and the Compensation Committee. Ms. Nazareth has been a member of our Board since 2021.

Independent Director

Ms. Nazareth is a Senior Counsel of Davis Polk & Wardwell ("*Davis Polk*"). She was a partner in the firm's Washington, D.C. office from 2008 to 2021. She currently serves as the Chair of the Integrity Council for the Voluntary Carbon Market, having previously served as the Operating Lead of the predecessor effort, the Taskforce on Scaling Voluntary Carbon Markets. Until recently, Ms. Nazareth headed the Trading and Markets practice in Davis Polk's Financial Institutions Group. She also served as head of the firm's Washington, D.C. office. Ms. Nazareth is a former SEC Commissioner, having served from 2005 to 2008. She served as Director of the SEC's Division of Market Regulation (now the Division of Trading and Markets) from 1999 to 2005, and a Senior Counsel and then Interim Director of the SEC's Division of Investment Management from 1998 to 1999. Earlier in her career, Ms. Nazareth held a number of senior positions at investment banks. She serves on several not-for-profit boards, including Urban Institute, Watson Institute, Protestant Episcopal Cathedral Foundation, St. Albans School of Public Service, Board of Visitors of Columbia Law School, and the SEC Historical Society (Chair). She is also a member of the American Law Institute. Ms. Nazareth previously served on the boards of Brown University (Chair, Audit Committee), National Cathedral School (Chair, Audit Committee), and Bishop John T. Walker School for Boys.



Specific Experience, Qualifications, Attributes or Skills:

- Executive experience, including senior positions at investment banks
- Extensive experience in financial markets regulation
- Legal/regulatory/government experience
- Corporate governance experience
- Audit Committee Financial Expert (Financial expertise and financial literacy)
- International business experience
- Associations/Public Policy experience



Other Public Company Directorships:

Current
- MoneyLion Inc., Director (since 2021)
- Figure Acquisition Corp. I, Director (since 2021)

Former
- Athena Technology Acquisition Corp. II, Director (2021)

Proposal 1—Election of Directors



Thomas J. Perna

Age 71, is a member of the Audit Committee and the Governance and Nominating Committee. Mr. Perna has been a member of our Board since 2009.

Independent Director

Mr. Perna has served as the Chairman of the Board of Trustees of the Amundi Pioneer Mutual Fund Group since 2012. Prior to this appointment, he served as a member of the Board of Trustees of the Pioneer Funds from 2006, overseeing approximately 57 open-end and closed-end investment companies in a mutual fund complex. Mr. Perna joined Quadriserv, Inc., a technology products company in the securities lending industry, in 2005, and served in several roles including as Chairman and Chief Executive Officer until 2014. Previously, Mr. Perna served as Senior Executive Vice President of The Bank of New York, now known as The Bank of New York Mellon, in its Financial Institutions Banking, Asset Servicing and Broker Dealer Services sectors, where he was responsible for over 6,000 employees globally. He also served as a Commissioner on the New Jersey Civil Service Commission from 2011 to 2015. Mr. Perna previously served as a director of The Depository Trust & Clearing Corporation, Euroclear Bank S.A., Euroclear Clearance System PLC, and Omgeo PLC. He is a member of a number of banking and securities industry associations.

 **Specific Experience, Qualifications, Attributes or Skills:**

- Operating, executive and management experience, including as chief executive officer of a provider of technology products to the securities industry
- Financial services and technology industry experience and knowledge
- Financial expertise and financial literacy
- Sales and marketing experience
- International business experience, including management of a global financial services firm
- Corporate governance experience
- Government and regulatory experience
- Association/public policy experience
- Risk management expertise

 **Other Public Company Directorships:**
Current
- Amundi Pioneer Mutual Funds, Chairman of the Board of Trustees (since 2006)

Proposal 1—Election of Directors



Amit K. Zavery

Age 51, is a member of the Audit Committee. Mr. Zavery has been a member of our Board since 2019.

Independent Director

Mr. Zavery is a Vice President and Head of Platform for Google Cloud at Google, LLC, a position he has held since 2019. Previously, he served in numerous senior leadership roles during his 24 years at Oracle Corporation. Most recently, he was Executive Vice President and General Manager of Oracle Cloud Platform and Middleware products. He led Oracle's product vision, design, development, operations and go-to-market strategy for its cloud platform, middleware and analytics portfolio, and oversaw a global team of more than 4,500 engineers.

 **Specific Experience, Qualifications, Attributes or Skills:**

- Global operating, executive and management experience
- Digital and technology industry knowledge
- Financial expertise and financial literacy
- Extensive experience in global sales and marketing
- International business experience

Required Vote

Each director nominee receiving a majority of the votes cast at the 2022 Annual Meeting, in person or by proxy, and entitled to vote in the election of directors, will be elected, provided that a quorum is present. Abstentions and broker non-votes will be included in determining whether there is a quorum. In determining whether such nominees have received the requisite number of affirmative votes, abstentions will have no effect on the outcome of the vote. Pursuant to NYSE regulations, brokers do not have discretionary voting power with respect to this proposal, and broker non-votes will have no effect on the outcome of the vote.

Recommendation of the Board of Directors

The Board of Directors Recommends that you Vote **FOR** the Election of All Nominees

Director Compensation

Fiscal Year 2022 Non-Management Director Compensation

The compensation of our non-management directors is determined by the Compensation Committee upon review of recommendations from the Compensation Committee's independent compensation consultant, Frederic W. Cook & Co., Inc. ("*FW Cook*"). For fiscal year 2022, the directors' annual equity retainer was increased by $10,000 to $170,000, split equally between deferred stock units ("*DSUs*") and stock options.

All of our directors are non-management directors, other than Mr. Gokey and Mr. Daly, who are our CEO and our Executive Chairman, respectively. The compensation paid to Mr. Gokey is reflected in "Summary Compensation" on page 77 of this Proxy Statement. Although Mr. Daly is one of our executive officers, he is not a Named Executive Officer for fiscal year 2022 because he is not one of the three most highly compensated executive officers for the year. A description of the Executive Chairman role is provided in the "Board Leadership Structure" section of this Proxy Statement. Mr. Gokey and Mr. Daly do not receive any additional compensation for their service on the Board.

Non-Management Director Compensation Structure



ANNUAL RETAINER	ADDTIONAL RETAINERS	MEETING FEES

$90,000 Annual Cash Retainer   **$170,000** Annual Equity Retainer split evenly into deferred stock units and stock options[1]

LEAD INDEPENDENT DIRECTOR $130,000[1,2]

AUDIT COMMITTEE CHAIR $20,000[3]

COMPENSATION COMMITTEE CHAIR $15,000[3]

GOVERNANCE AND NOMINATING COMMITTEE CHAIR $15,000[3]

$1,500 per board or committee meeting attended in person

$750 per board or committee telephonic or video conference meeting

---

(1) DSUs and stock options vest at grant.

(2) Lead Independent Director additional retainer is paid $72,500 in cash and $57,500 in equity (split evenly between DSUs and stock options).

(3) Committee Chair retainers are paid in cash.

Cash Compensation. Non-management directors received an annual retainer and meeting fees for each Board meeting and each committee meeting attended as a committee member. All retainers and meeting fees other than the Lead Independent Director's additional retainer are paid in cash on a quarterly basis.

Directors may participate in the Broadridge Director Deferred Compensation Plan (the "*Deferred Compensation Plan*") which allows them to defer their cash compensation into grants of DSUs that settle in shares of Common Stock. The number of DSUs awarded is determined by dividing the quarterly cash payment by the closing price of the Common Stock on the day before cash payments are made. This election is made annually prior to the beginning of the calendar year in which the retainers and fees are earned and is irrevocable for the entire calendar year. Accounts are credited with dividend equivalents in the form of additional DSUs on a quarterly basis as dividends are declared by the Board. Participants' DSUs convert to shares of Common Stock upon their departure from the Board either in a lump sum amount or in installments for up to five years, as previously elected by the director.

Director Compensation

Equity Compensation. Non-management directors received annual grants of stock options and DSUs under the 2018 Omnibus Award Plan (the "*2018 Omnibus Plan*") approved by the Company's stockholders at the 2018 annual meeting of stockholders. The number of shares comprising each director's equity awards is determined at the time of grant based on a 30-day average stock price prior to the distribution of meeting materials, and, for stock options, the binomial stock option valuation method.

- All stock options are granted with an exercise price equal to the closing price of Common Stock on the date of grant. All stock options granted to our non-management directors are fully vested upon grant and have a term of 10 years. Following separation from service on the Board, stock options held by directors expire at the earlier of the expiration of the option term and three years.

- All DSUs are granted at the same time as stock options, are fully vested upon grant, and will settle as shares of Common Stock upon the director's separation from service on the Board. DSUs are credited with dividend equivalents in the form of additional DSUs on a quarterly basis as dividends are declared by the Board.

Stockholder-Approved Cap on Pay. Our stockholders approved a cap on non-management director pay as part of the 2018 Omnibus Plan. The cap imposes an annual limit of $750,000 on cash fees paid and equity awards that may be granted to any non-management director during the fiscal year. Our current compensation program for non-management directors is well below this limit.

Stock Ownership Guidelines. The stock ownership guidelines for the non-management directors provide that each non-management director is expected to accumulate an amount of Common Stock or DSUs equal in value to 10 times their annual cash retainer. Stock option awards and cash-settled phantom stock will not count as shares of Common Stock for purposes of this calculation.

In addition, the guidelines provide that:

- A non-management director should retain at least 50% of the net profit shares realized after the exercise of stock options until the 10 times annual cash retainer ownership level is reached. Net profit shares are the shares remaining after the sale of shares to fund payment of the stock option exercise price, tax liability and transaction costs owed due to exercise.

- After the ownership level is met, the non-management director must continue to hold at least 50% of future net profit shares for one year.

Due to the holding requirement, there is no minimum time period in which the directors are required to achieve the stock ownership multiple.

All of our non-management directors have met the stock ownership multiple, other than Ms. Carter, Mr. Zavery, Mr. Flowers, Ms. Nazareth, and Ms. Murray who joined the Board in 2017, 2019, 2021, 2021 and 2022, respectively, and are making progress toward meeting the multiple.

Other Compensation. Non-management directors may participate in the Broadridge Matching Gift Program (the "*Matching Gift Program*") up to a maximum Company contribution of $10,000 per calendar year.

The non-management directors are also reimbursed for their reasonable expenses in connection with attending Board and committee meetings and other Company events.

Director Compensation

The table below sets forth the compensation paid to our non-management directors in fiscal year 2022.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Leslie A. Brun	$162,500	$112,277	$114,320	—	$389,097
Pamela L. Carter	$128,000	$ 83,905	$ 85,432	$10,000	$307,337
Robert N. Duelks	$123,000	$ 83,905	$ 85,432	$10,000	$302,337
Melvin L. Flowers	$103,500	$ 83,905	$ 85,432	$10,000	$282,837
Brett A. Keller	$111,750	$ 83,905	$ 85,432	$10,000	$291,087
Maura A. Markus	$123,000	$ 83,905	$ 85,432	$10,000	$302,337
Eileen K. Murray[5]	—	—	—	—	—
Annette L. Nazareth	$110,250	$ 83,905	$ 85,432	$10,000	$289,587
Thomas J. Perna	$103,500	$ 83,905	$ 85,432	$ 2,500	$275,337
Alan J. Weber[6]	$ 52,500	—	—	—	$ 52,500
Amit K. Zavery	$102,750	$ 83,905	$ 85,432	$10,000	$282,087

(1) Represents the amount of cash compensation payable for fiscal year 2022 Board and committee service. Several directors deferred fiscal year 2022 cash compensation into grants of DSUs under the Deferred Compensation Plan: 723 DSUs (Mr. Keller); 798 DSUs (Ms. Markus); 568 DSUs (Ms. Nazareth); 177 DSUs (Mr. Weber); and 662 DSUs (Mr. Zavery).

(2) Represents the aggregate grant date fair value of the annual DSU awards granted during fiscal year 2022 (excluding DSUs granted under the Deferred Compensation Plan), computed in accordance with Financial Accounting Standards Board's Accounting Standards Codification 718, Compensation – Stock Compensation ("*FASB ASC Topic 718*"). See Note 15, "Stock-Based Compensation" to the consolidated financial statements included in our 2022 Form 10-K (the "*2022 Consolidated Financial Statements*") for the relevant assumptions used to determine the valuation of these awards. The total number of DSUs outstanding for each non-management director as of June 30, 2022 is as follows: 25,486 (Mr. Brun); 3,327 (Ms. Carter); 17,760 (Mr. Duelks); 487 (Mr. Flowers); 6,395 (Mr. Keller); 11,534 (Ms. Markus); 0 (Ms. Murray); 487 (Ms. Nazareth); 17,760 (Mr. Perna); 0 (Mr. Weber); and 1,735 (Mr. Zavery). These amounts include dividend-equivalent DSUs credited during fiscal year 2022 and exclude DSUs granted under the Deferred Compensation Plan.

(3) Represents the aggregate grant date fair value of option awards granted during fiscal year 2022 computed in accordance with FASB ASC Topic 718. See Note 15, "Stock-Based Compensation" to the 2022 Consolidated Financial Statements for the relevant assumptions used to determine the valuation of these awards. The total number of stock options outstanding for each non-management director as of June 30, 2022, all of which are exercisable, is as follows: 61,136 (Mr. Brun); 14,856 (Ms. Carter); 42,690 (Mr. Duelks); 2,360 (Mr. Flowers); 28,467 (Mr. Keller); 31,849 (Ms. Markus); 0 (Ms. Murray); 2,360 (Ms. Nazareth); 31,849 (Mr. Perna); 0 (Mr. Weber); and 7,948 (Mr. Zavery).

(4) Represents Company-paid contributions made to qualified tax-exempt organizations under the Matching Gift Program on behalf of the non-management directors.

(5) Ms. Murray was appointed to the Board following the end of the fiscal year.

(6) Mr. Weber retired from the Board in November 2021.

Director Compensation

Fiscal Year 2023 Non-Management Director Compensation

For fiscal year 2023, the Compensation Committee approved the following changes to non-management director compensation:

- Meeting fees paid to directors were eliminated and replaced with Committee cash retainers
- Annual equity grant was increased by $10,000 to $180,000 (split evenly between DSUs and stock options)


ANNUAL RETAINER
ADDTIONAL RETAINERS
COMMITTEE RETAINERS(3)
$90,000
Annual Cash Retainer
$180,000
Annual Equity Retainer split evenly into deferred stock units and stock options(1)
LEAD INDEPENDENT DIRECTOR
$130,000(1,2)
AUDIT COMMITTEE CHAIR
$20,000(3)
COMPENSATION COMMITTEE CHAIR
$15,000(3)
GOVERNANCE AND NOMINATING COMMITTEE CHAIR
$15,000(3)
AUDIT COMMITTEE
$15,000
COMPENSATION COMMITTEE
$10,000
GOVERNANCE AND NOMINATING COMMITTEE
$10,000

---

(1) DSUs and stock options vest at grant.

(2) Lead Independent Director additional retainer is paid $72,500 in cash and $57,500 in equity (split evenly between DSUs and stock options).

(3) Committee Chair and Committee retainers are paid in cash.

Corporate Governance

BOARD MEETING ATTENDANCE

Our Corporate Governance Principles provide that the directors are expected to attend regular Board meetings, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Our Board met five times during fiscal year 2022. Each of our directors attended 100% of the meetings of the Board and of the committees on which they served during fiscal year 2022.

BOARD LEADERSHIP STRUCTURE

Our Corporate Governance Principles do not specify a policy with respect to the separation of the positions of Chairman and CEO or with respect to whether the Chairman should be a member of management or a non-management director. The Board recognizes that there is no single, generally accepted approach to providing Board leadership, and given the dynamic and competitive environment in which we operate, the Board's leadership structure may vary as circumstances warrant.

The Board determined that the leadership of the Board is currently best led by a Chairman. The Chairman provides overall leadership to the Board in its oversight function, while the CEO provides leadership with respect to the day-to-day management and operation of our business. We believe the separation of the offices allows the Chairman to focus on managing Board matters and allows the CEO to focus on managing our business. To further enhance the objectivity of the Board, the directors, other than Mr. Gokey and Mr. Daly, are independent.

Mr. Daly serves as our Executive Chairman. He has the following duties and responsibilities as Chairman of the Board:

- Calling Board and stockholder meetings
- Presiding at Board and stockholder meetings
- Establishing Board meeting agendas, subject to approval of the Lead Independent Director

In addition to his role as Chairman of the Board, Mr. Daly's service as our former CEO and his many years of corporate governance expertise provide management with a valuable resource. Mr. Daly is an advisor to the CEO on regulatory matters, digital adoption and retail shareholder engagement. He is actively involved in the Company's engagement with regulators, trade associations, and other industry groups. He is also involved in retaining our clients and generating new client relationships.

LEAD INDEPENDENT DIRECTOR

Mr. Brun serves as our Lead Independent Director to maintain the Board's strong leadership of independent directors. The Board believes that this structure provides the Company and the Board with strong leadership and appropriate independent oversight.

The Board believes that having a Lead Independent Director vested with key duties and responsibilities and three Board committees composed solely of independent directors and led by independent directors provides a formal structure for strong independent oversight of the Executive Chairman and the Company's management team. The Board meets in executive session led by Mr. Brun without the Executive Chairman or CEO at each regular Board meeting.

The Lead Independent Director's duties and responsibilities set forth in our Corporate Governance Principles include:

- Presiding at all meetings of the Board at which the Executive Chairman is not present, including executive sessions of the independent directors

- Serving as liaison between the Executive Chairman and the independent directors

- Approving meeting schedules, agendas and materials for the Board

- The authority to call meetings of the independent directors

- Acting as liaison between the independent directors and the CEO

- If requested by major stockholders, ensuring their availability for consultation and direct communication

Corporate Governance

COMMITTEES OF THE BOARD

The Board has three standing committees, each of which is comprised solely of independent directors and is led by an independent Chair: Audit Committee, Compensation Committee, and Governance and Nominating Committee.

Audit Committee

Number of Meetings in 2022: 7
Committee Chair: Pamela L. Carter

CURRENT MEMBERS:

Pamela L. Carter

Robert N. Duelks

Melvin L. Flowers (Financial Expert)

Brett A. Keller

Maura A. Markus

Eileen K. Murray (Financial Expert)

Annette L. Nazareth (Financial Expert)

Thomas J. Perna

Amit K. Zavery

PRIMARY RESPONSIBILITIES

The Audit Committee has a charter under which its responsibilities and authorities include assisting the Board in overseeing the following:

- The Company's systems of internal controls regarding finance, accounting, legal and regulatory compliance

- The Company's auditing, accounting and financial reporting processes generally

- The integrity of the Company's financial statements and other financial information provided by the Company to its stockholders and the public

- The Company's cybersecurity program

- The Company's compliance with legal and regulatory requirements

- The performance of the Company's Internal Audit Department and independent registered public accountants

In addition, in the performance of its oversight duties and responsibilities, the Audit Committee also reviews and discusses with management the Company's quarterly financial statements and earnings press releases as well as financial information and earnings guidance included therein; reviews periodic reports from management covering changes, if any, in accounting policies, procedures and disclosures; reviews management's assessment of the effectiveness of the internal control over financial reporting to ensure compliance with Section 404 of the Sarbanes-Oxley Act of 2002; and reviews and discusses with the Company's internal auditors and with its independent registered public accountants the overall scope and plans of their respective audits.

INDEPENDENCE AND AUDIT COMMITTEE FINANCIAL EXPERTS

The Board has determined that each of the members of the Audit Committee is independent as defined by NYSE Listing Standards and the rules of the SEC applicable to audit committee members. The Board has determined that Mr. Flowers, Ms. Murray and Ms. Nazareth qualify as audit committee financial experts as defined in the applicable SEC rules, and that all Audit Committee members are financially literate.

Audit Committee members are prohibited from serving on more than three public company audit committees.

Corporate Governance

Compensation Committee

Number of Meetings in 2022: 6
Committee Chair: Maura A. Markus

CURRENT MEMBERS:

Brett A. Keller

Maura A. Markus

Annette L. Nazareth

PRIMARY RESPONSIBILITIES

The Compensation Committee has a charter under which its responsibilities and authorities include:

- Reviewing the Company's compensation strategy
- Reviewing the performance of senior management
- Reviewing the risks associated with the Company's compensation programs
- Approving the compensation of the CEO, Executive Chairman and all other executive officers
- Reviewing and making recommendations to the Board regarding the director compensation program
- Reviewing the Company's human capital strategies, initiatives and programs with respect to the Company's culture, talent, recruitment, retention and employee engagement, as well as diversity, equity and inclusion matters

In addition, the Compensation Committee administers the Company's equity-based compensation plans and takes such other action as may be appropriate or as directed by the Board to ensure that the compensation policies of the Company are reasonable and fair.

As necessary, the Compensation Committee consults with FW Cook as its independent compensation consultant to advise on matters related to our executive officers' and directors' compensation and general compensation programs.

INDEPENDENCE

The Board has determined that each member of the Compensation Committee is independent as defined by NYSE Listing Standards. In addition, each member of the Compensation Committee is independent for purposes of the applicable SEC and tax rules.

Corporate Governance

Governance and Nominating Committee

Number of Meetings in 2022: 5
Committee Chair: Robert N. Duelks

CURRENT MEMBERS:

Pamela L. Carter

Robert N. Duelks

Eileen K. Murray

Thomas J. Perna

PRIMARY RESPONSIBILITIES

The Governance and Nominating Committee has a charter, under which its responsibilities and authorities include:

- Identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each of the Company's annual meetings of stockholders

- Ensuring that the Audit, Compensation and Governance and Nominating Committees have the benefit of qualified and experienced independent directors

- Developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to the Company

- Oversee the Company's governance practices and ethics program

- Together with the full Board, overseeing management with respect to the development and execution of the Company's ESG strategy, policies and programs

INDEPENDENCE

The Board has determined that each member of the Governance and Nominating Committee is independent as defined by NYSE Listing Standards.

EXECUTIVE SESSIONS OF INDEPENDENT DIRECTORS

The independent directors hold regularly scheduled executive sessions of the Board and its committees without Company management present. These executive sessions are chaired by the Lead Independent Director at Board meetings or by the independent Committee Chairs at committee meetings. The independent directors met in executive session at all of the regularly scheduled Board and committee meetings held in 2022. In addition, at least once a year, our independent directors meet to review the Compensation Committee's annual review of the CEO and Executive Chairman.

ANNUAL BOARD AND COMMITTEE EVALUATION PROCESS

The Board conducts an evaluation of its performance and effectiveness as well as that of the three committees on an annual basis. The purpose of the evaluation is to elicit feedback on an anonymous basis concerning how the Board and committees are meeting their responsibilities and to identify ways to enhance the Board's and committees' effectiveness. As part of the evaluation, each director completes a written questionnaire developed by the Governance and Nominating Committee focused both on the director's view of procedural matters, whether each committee's charter responsibilities have been met, and questions on the effectiveness of the Board and the committees on which they serve, including soliciting areas for recommended improvement. The collective ratings and comments of the directors are compiled and then presented to the Governance and Nominating Committee by its Chair, and to the full Board for discussion and action.

Corporate Governance

THE BOARD'S OVERSIGHT ROLE

The responsibilities of the Board include oversight of the Company's risk management processes. The Board has two primary methods of oversight. The first method is through the Company's Enterprise Risk Management ("*ERM*") process through which the Board receives regular reports regarding the most significant risks facing the Company. The second is through the functioning of the Board's committees.

Enterprise Risk Management Process

The goal of the ERM process is to provide an ongoing procedure, effected at all levels of the Company across each business unit and corporate function, to identify and assess risk, monitor risk, and agree on mitigating action. Central to Broadridge's risk management process is its Risk Committee, which oversees management's identification and assessment of the key risks in the Company and reviews the controls management has in place with respect to these risks. The Risk Committee is comprised of executive officers and senior executives of the Company.

A subcommittee of the Risk Committee, the Cybersecurity Council, provides additional oversight of Broadridge's cybersecurity risks. The Cybersecurity Council meets regularly and is comprised of senior executives representing a number of disciplines.

Management established the ERM process to ensure a complete Company-wide approach to risk over five distinct but overlapping core areas:

STRATEGIC
The risks that could impede the Company from achieving its strategic vision and goals

FINANCIAL
The risks related to maintaining accurate financial statements, and timely and complete financial disclosures

OPERATIONAL
The risks in the processes, people and technology the Company employs to achieve its strategy, normal business operations and cybersecurity

COMPLIANCE
The risks related to the Company's legal and regulatory compliance requirements and violations of laws

REPUTATIONAL
The risks that impact the Company's reputation, including failing to meet the expectations of its clients, investors, employees, regulators or the public

Corporate Governance

Role of the Board and Committees

In addition to the ERM process, the Board oversees specific risks and activities and delegates oversight for certain areas and risks to each Committee based on their relevance to the subject matter of the Committee.

BOARD OF DIRECTORS

- Strategic, Operational and Reputational risks
- Strategy
- Succession planning
- Diversity, equity and inclusion matters
- ESG matters
- Political activities

AUDIT COMMITTEE	COMPENSATION COMMITTEE	GOVERNANCE AND NOMINATING COMMITTEE
• Financial risks • Certain major business risk including cybersecurity and data privacy • Compliance risks (joint with Governance and Nominating Committee) • Related party transactions	• Compensation program design risk • Human capital management oversight	• Compliance risks (joint with Audit Committee) • ESG matters

The Board's Oversight of Cybersecurity Program

Management provides reports on its cybersecurity program to the Audit Committee on a regular basis, including a quarterly report on our information security program prepared by an independent third-party cybersecurity services and consulting firm, and the full Board on an annual basis. Third-party cybersecurity experts present to the full Board on an annual basis and the Company's Cybersecurity Council regularly provides updates on its activities to the full Board.

The Board's Oversight of Compensation Program

Management, with the assistance of FW Cook, performed an annual assessment of our compensation objectives, philosophy, and forms of compensation and benefits for all Broadridge employees, including the executive officers, to determine whether the risks arising from such policies or practices are reasonably likely to have a material adverse effect on the Company. A report summarizing the results of this assessment was reviewed and discussed with the Compensation Committee. The Compensation Committee concluded that Broadridge's compensation program does not create risks that are reasonably likely to have a material adverse effect on the Company.

Corporate Governance

The key design features in our compensation program that support this conclusion are:

- The compensation program's mix between fixed and variable compensation, annual and long-term compensation, and cash and equity compensation is designed to encourage strategies and actions that are in Broadridge's and its stockholders' long-term best interests

- Equity awards with multi-year vesting periods provide for significant long-term wealth creation for executive officers when the Company provides meaningful total shareholder return over a sustained period

- The Compensation Committee reviews and approves executive officer objectives to ensure that goals are aligned with the Company's business plans, achieve the proper risk/reward balance, and do not encourage unnecessary or excessive risk taking

- Incentive-based compensation of the executive officers is subject to recovery under Broadridge's Clawback Policy

- Broadridge maintains robust stock ownership guidelines and retention and holding period requirements

- Broadridge maintains a "double-trigger" Change in Control Severance Plan for Corporate Officers (the "*CIC Plan*") and an Officer Severance Plan (the "*Officer Severance Plan*") in order to retain executives while ensuring that they make the best decisions for the Company

The Board's Role in Strategy Oversight

One of the Board's key responsibilities is overseeing the Company's strategy. All of our directors have an obligation to keep informed about the Company's business and strategy so they can provide guidance to management in formulating and developing plans and knowledgeably exercise their decision-making authority on matters of importance to the Company. Our Board regularly discusses the key priorities of our Company and advises on the Company's long-term strategy.

- Annually, the Board conducts an extensive review of the Company's long-term strategic plan including its annual operating plan and acquisition performance.

- At every regular Board meeting, the Board is provided with in-depth reviews of the Company's core businesses and related strategies and the Company's progress against its strategic goals in a rotation, such that each core business and related strategy is covered in detail annually.

- Throughout the year and at almost every Audit Committee meeting, the Audit Committee members receive presentations on the status of the Company's acquisitions.

- Our independent directors also hold regularly scheduled executive sessions without Company management present, at which strategy is discussed.

The Board's Role in Succession Planning, Human Capital Management, and Diversity, Equity and Inclusion

Broadridge is focused on developing an inclusive and respectful work environment that allows our associates to reach their full potential professionally. The success of Broadridge's associates is key to the Company's success, and the Board and Compensation Committee both work with management to provide oversight on a broad range of human capital management topics including culture, compensation, benefits, recruiting and development programs, retention and diversity, equity and inclusion.

Our human capital strategies are developed and managed by our Chief Human Resources Officer, who reports to the Chief Executive Officer, and are overseen by the Board of Directors and the Compensation Committee of the Board of Directors. The Board believes that succession planning and human capital management are vital to Broadridge's success. The Board is actively engaged and involved in executive officer talent management and provides input on

Corporate Governance

important decisions in this area. The Board annually reviews the Company's leadership bench and succession planning and regularly meets with senior management. In addition, the Board receives regular updates on talent and other human capital matters such as culture, attrition and retention, and quarterly updates on our progress on our diversity, equity and inclusion initiatives and practices, including an annual update from our Chief Diversity Officer. The Compensation Committee's oversight includes initiatives and programs that concern our culture, talent, recruitment, retention and associate engagement.

The Board's Oversight of ESG

The Board and the Governance and Nominating Committee of our Board oversee Broadridge's ongoing commitment to ESG matters. Our Environmental, Social and Governance Committee, a cross-functional executive committee of the Company (the "*ESG Committee*"), reports regularly to the Governance and Nominating Committee and annually to the Board on ESG matters. The ESG Committee also assists senior management of Broadridge in (a) setting general strategy relating to ESG matters, (b) developing, implementing and monitoring initiatives and policies based on that strategy, (c) overseeing communications with associates, investors and other stakeholders with respect to ESG matters, and (d) monitoring and assessing developments relating to, and improving Broadridge's understanding of, ESG matters.

The Board's Oversight of Covid-19 Impact

The Board has received frequent updates on the impact to the Company's associates, operations and clients, and has reviewed with management the various measures taken to protect our associates' health and maintain our services to our clients.

DIRECTOR ATTENDANCE AT ANNUAL MEETINGS

Our directors are expected to attend the Company's annual meeting of stockholders. All of our directors who were members of our Board at the time attended the 2021 Annual Meeting.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

All interested parties who wish to communicate with the Board or any of the non-management directors, may do so by sending a letter to the Company's Secretary at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042 or emailing our Secretary at *CorporateSecretary@broadridge.com*, and specifying the intended recipient. All such communications, other than unsolicited commercial solicitations or communications, will be forwarded to the appropriate director for review. Any such unsolicited commercial solicitation or communication not forwarded to the appropriate director will be available to any non-management director who wishes to review it. The Governance and Nominating Committee, on behalf of the Board, will review letters it may receive concerning the Company's corporate governance processes and will make recommendations to the Board based on such communications.

CORPORATE GOVERNANCE DOCUMENTS

Corporate Governance Principles

The Board adopted the Corporate Governance Principles to promote the effective functioning of the Board and its committees, to promote the interests of stockholders, and to ensure a common set of expectations as to how the Board and its committees, individual directors and management should perform their functions. The Board reviews the Corporate Governance Principles annually.

Corporate Governance

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the "*Code of Business Conduct*") that applies to the Company's directors and associates, including the Company's principal executive officer, principal financial officer and chief accounting officer. The Company will post on its website any amendment to the Code of Business Conduct and any waiver of the Code of Business Conduct granted to any of its directors or executive officers to the extent required by applicable rules.

Website Access to Corporate Governance Documents

Copies of the charters of the committees of the Board, Corporate Governance Principles, and Code of Business Conduct are available on our Investor Relations website at ***broadridge-ir.com/governance/governance-documents*** or by writing to the Company's Secretary at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042 or emailing our Secretary at *CorporateSecretary@broadridge.com*.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company maintains a written Related Party Transactions Policy. Under this policy, any transaction between the Company and a "related person" in which such related person has a direct or indirect material interest must be submitted to our Audit Committee for review, approval, or ratification.

A "related person" means a director, executive officer, nominee for election as a director of the Company or beneficial holder of more than five percent of the Company's outstanding Common Stock, or any immediate family member of the foregoing, as well as any entity at which any such person is employed, is a partner or principal (or holds a similar position) or is a beneficial owner of 10% or greater of a direct or indirect equity interest. Our directors and executive officers must promptly inform our Chief Legal Officer of any plan to engage in a potential related party transaction.

This policy requires our Audit Committee to be provided with full information concerning the proposed transaction, including the risks and benefits to the Company and the related person, any alternative means by which to obtain like products or services, and the terms of a similar transaction with an unaffiliated third party. In considering whether to approve any such transaction, the Audit Committee will consider all relevant facts and circumstances, including the nature of the interest of the related person in the transaction and the terms of the transaction. Specific types of transactions are excluded from review under the policy, such as, for example, transactions in which the related person's interest derives solely from his or her service as a director of another entity that is a party to the transaction.

In fiscal year 2022, the Company did not engage in any related party transaction in which the amount involved exceeded $120,000. In addition, the Code of Business Conduct prohibits Company personnel, including members of the Board, from exploiting their positions or relationships with Broadridge for personal gain. The Code of Business Conduct provides that there shall be no waiver of any part of the Code of Business Conduct, except by a vote of the Board or a designated committee, which will ascertain whether a waiver is appropriate and ensure that the waiver is accompanied by appropriate controls designed to protect Broadridge. Any amendments to the Code of Business Conduct, or any waivers of its requirements, will be disclosed on our Investor Relations website at ***broadridge-ir.com/governance/ governance-documents***.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the directors who is currently or who was a member of our Compensation Committee during fiscal year 2022, is either currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or served during fiscal year 2022, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Corporate Governance

STOCKHOLDER ENGAGEMENT

We believe that regular communication with our stockholders is essential to our long-term success. Throughout the year, our CEO, CFO and Investor Relations team regularly engage with our stockholders at industry and investment community conferences, investor road shows, and analyst meetings over video calls, in our offices, and in the offices of current and potential institutional investors. Discussion topics included Broadridge's business model, growth strategy, financial and sales performance, Company leadership, industry positioning, capital allocation model, acquisition strategy, capital return plan, and product and platform development.

Corporate governance and ESG engagement with our investors is also an important focus at Broadridge. During fiscal year 2022, Broadridge enhanced its stewardship engagement and invited our largest investors to discuss any topics they desire. Our Chief Legal Officer and our Corporate Secretary participated in these engagement efforts. We believe these engagement efforts with our stockholders will allow us to better understand our stockholders' priorities and perspectives and provide us with useful input concerning our corporate strategy, compensation program and ESG practices.

Held calls and meetings with over 400 current and prospective investors, including all of our top 10 stockholders representing 42% of shares outstanding	**How we engaged with investors**	**Engagement topics**
	We invited our largest investors to discuss any topics they desire	• Climate change
	We regularly reported our investors' views to our Board	• Broadridge's environmental initiatives and disclosures, including a plan to reach net zero emissions
	We engaged with analysts through quarterly conference calls, our investor relations website, and meetings and calls	• Our human capital management and DEI initiatives
	Other members of the executive team participated in investor outreach	• The composition of the Board of Directors, Board committees, and the role of the Lead Independent Director
	Published our Sustainability Report	• Our executive compensation program

We took the following actions in response to our investor feedback:

- Initiated the evaluation of a plan to reach net zero emissions by 2050

- Enhanced our environmental disclosures by including a detailed environmental analysis in line with the requirements of the Task Force on Climate-Related Financial Disclosures in our 2022 Carbon Disclosure Project Report

- Enhanced our ESG reporting to include additional metrics

- Maintained the inclusion of DEI and client satisfaction goals in the officer cash incentive program

- Appointed Eileen Murray to the Board, resulting in 33% female representation on the Board

- Enhancing workforce demographic disclosure with the publication of our consolidated U.S. Equal Employment Opportunity Commission (EEO-1) Report

Corporate Governance

Additionally, in August 2022, Broadridge held its first-ever retail investor call, during which the Company's fiscal year 2022 results and fiscal year 2023 outlook were reviewed, and retail stockholders were able to ask questions live during the event, allowing for direct access and engagement.

Management regularly communicates with the full Board and relevant Board Committee regarding our investors' views. We have had success engaging with our stockholders to understand their questions or concerns, and we remain committed to these efforts on an ongoing basis. Also, our Lead Independent Director is available to meet with our major stockholders. We welcome feedback from all stockholders, who may contact our Investor Relations team by emailing *broadridgeir@broadridge.com*.

POLITICAL CONTRIBUTIONS

We believe it is in the best interests of the Company and its stockholders to engage constructively and responsibly in the public policy and political process to advance and protect our long-term interests. Therefore, we participate in the development of public policy that addresses issues affecting our industry, business, products, clients, associates and communities. We do so in various ways, including educational outreach to elected officials on key public policy issues related to the Company's business, and facilitating voluntary political giving by eligible associates and directors through the Broadridge Financial Solutions Political Action Committee (the "*Broadridge PAC*"). The Company's political activities and related spending reflects the interests of the Company and its stockholders, and not those of any individual director, officer or associate.

The Board has adopted a Political Contributions Policy to help ensure that any political contributions and expenditures are done in a manner consistent with the Company's commitment to the highest standards of ethics and business integrity and to protect and enhance shareholder value. In addition, the Board has oversight responsibility over the Company's political activities and reviews Broadridge's PAC spending, corporate expenditures to influence public policy, dues and other contributions to trade associations, and the Company's lobbying priorities and activities.

Our Political Contributions Policy provides that no Company resources, including the use of Company premises, equipment or property, or Company funds, may be contributed to any federal political candidate, political committee (other than for the administrative or solicitation expenses of the Broadridge PAC, as permitted by law), political party, state ballot measure committee or to any other organization for the purpose of attempting to influence elections or ballot measures. Additionally, our Political Contributions Policy prohibits contributions to social welfare organizations formed under Section 501(c)(4) of the Internal Revenue Code of 1986, as amended (the "*Code*") and Code Section 527 political organizations.

We invite you to visit our Sustainability website at ***broadridge.com/about/sustainability*** to see our Political Contributions Policy and for certain disclosures regarding our political contributions and activities. Information contained on our website is not incorporated into or a part of this Proxy Statement.

Corporate Governance

SUSTAINABILITY

Corporate sustainability is the foundation of how we operate our Company. We are committed to conducting our business based on responsible ESG practices. Our commitment to sustainability is a core value driving our commitment to service. We believe there is a direct connection between employee engagement, client satisfaction and the creation of shareholder value—a concept known as the Service-Profit Chain. At Broadridge, we put this idea to work not only in our internal policies and processes but also in our communities, just as we do for our valued partners. We recognize that the stronger our commitments to sustainability practices are internally and in the communities around us, the more we are able to provide to the marketplace.

ESG Materiality Assessment(1)(2)

This year, we performed a materiality assessment to inform the Company's ESG reporting and strategy. We solicited input from Company leaders regarding how ESG risks and opportunities could potentially affect the Company from the perspective of what is important to our key stakeholders as well as what is important to Broadridge as an enterprise. The assessment was completed during fiscal year 2022 and captures the ESG issues deemed to be important to the Company as of that time.


Broadridge Greenhouse Gas Emissions
Supplier Greenhouse Gas Emissions
Climate Change
Cybersecurity and Privacy
Compliance and Ethics
Regulatory
DEI
Corporate Culture
Board Composition
Corporate Responsibility
Workplace Safety
Compensation and Benefits
Political Activities
Lobbying Activities
Intellectual Property
IMPORTANCE TO BUSINESS
IMPORTANCE TO STAKEHOLDERS

(1) Our ESG materiality assessment was designed to identify the most relevant, or material, issues from an ESG perspective, which is a broader standard than that used in our financial disclosures. The use of "material" when referring to ESG topics throughout this Proxy Statement is intended to flag the most important issues from our ESG assessment. It does not speak to the materiality of those issues to Broadridge as a whole.

(2) Broadridge Greenhouse Gas Emissions results include feedback on questions on renewable energy, energy efficiency, air quality and water consumption.

Corporate Governance

Empowering our Associates

Diversity, Equity and Inclusion

As a leading provider of technology, communications, and data and analytics solutions to businesses around the world, Broadridge must have the ability to understand, embrace, and operate in a multicultural environment. Our goal is to ensure our associates at every level represent the diversity of the clients we serve and communities in which we work and that we provide a workplace that fosters a collaborative and supportive culture for our associates.

Broadridge recognizes that developing and maintaining diverse talent and having people of all backgrounds, experiences and identities is a critical component to the Company's continued growth and success, in providing award-winning service for our clients and, ultimately, in creating value for stockholders. We are dedicated to fostering a diverse, equitable, inclusive and healthy environment and committed to advancing DEI initiatives and values as part of our culture.

Our Executive Diversity Council, chaired by our President, meets quarterly and provides insight and recommendations on critical DEI-related opportunities and challenges. In addition, we support a number of associate-led employee resource groups (our Associate Networks), where associates with similar backgrounds and interests can find peer support, shape company culture, receive mentorship and sponsorship from senior members and develop their careers.

Our Chief Diversity Officer's role is to implement a holistic DEI strategy and to partner with our business units to develop the resources and competencies needed to drive this strategy. Our Chief Diversity Officer is a member of the Executive Diversity Council and provides regular updates to our Chief Executive Officer and executive leadership team. In addition, our Chief Diversity Officer serves as an advisor on global initiatives, such as our Associate Networks, and our recruitment and retention efforts. We provide regular updates regarding our diversity efforts and performance to our Board.

Our commitment to developing a diverse workforce is also evidenced by the fact that every year the human capital goals of our CEO's annual cash incentive award contain a component based on increasing executive diversity. In fiscal year 2022, Broadridge again had a component of compensation tied to diversity, equity and inclusion for each NEO and all executive leadership team members, and included a diversity, equity and inclusion goal in the bonuses of an additional 2,200 managers.

In addition to these efforts, Broadridge has joined The Board Challenge as a Charter Partner, a movement to accelerate the pace of change by working together, calling for action and sharing best practices to increase Black board membership. As an organization that already has three Black board members, Broadridge has pledged to support the goal of true and full representation on all boards of directors, and to support and encourage the broader corporate community to accelerate these important changes.

We also aim to do business with diverse suppliers, across gender, race, ethnicity, socio-economic background, sexual orientation, veteran and disability status, as well as mission-driven enterprises. We ensure that our procurement process remains transparent, objective and non-discriminatory in the selection of suppliers. Through quarterly business reviews with our primary suppliers, we encourage the use of minority-owned or women-owned business enterprises as their suppliers and sub-contractors.

In 2021, we launched our reverse mentoring program "You Belong at Broadridge." The program supports associate engagement and increases a sense of belonging and inclusion by elevating the voices of our associates at all levels and backgrounds (including but not limited to different generations, race, gender, ability, and LGBTQ+) who serve in the role of mentor, while senior leaders are mentees.

Corporate Governance

Associate Engagement and Development

At Broadridge, we believe that our associates are our greatest asset. We are proud to employ over 14,000 associates working in 21 countries around the globe. Our focus on long-term growth begins with the ability to attract and retain the most talented associates in our industry. We are dedicated to fostering a diverse, equitable, inclusive and healthy work environment and committed to advancing DEI initiatives and values as part of our culture. We regularly survey our associates to measure engagement and satisfaction and we hold ourselves accountable for those results. We have designed a flexible Connected Workplace model largely based on feedback received from associate surveys and focus groups. Insights from these efforts have informed the way Broadridge has supported associates during the global crisis and the way we are envisioning our workplace of the future, the Connected Workplace. In fiscal year 2022, our employee engagement score of 77% overall favorable rating remained consistent with our 2021 score in the annual Great Place to Work® survey, which was an 8% increase over the 2020 score. In addition, 80% of our associates stated that Broadridge is a "great place to work."

Awards and Recognition



We strive to provide an environment that supports career enrichment and leadership development opportunities. Through our Broadridge University, we offer a comprehensive suite of online courses and virtual instructor-led training programs. Broadridge also has a tuition reimbursement program, and we support participation in external learning opportunities. In addition, Broadridge leaders belong to peer groups that meet eight times a year to explore timely leadership topics and share best practices for creating an inclusive and engaging workplace.

Health and Safety

We are committed to providing a safe workplace. We have developed extensive safety policies, standards, and procedures to which all associates are required to comply and all outside vendors and contractors are required to follow. Our policies are based on both U.S. Occupational Safety and Health Administration standards and site-specific guidelines to ensure that associates work in a safe and healthy environment. We also have full-time dedicated safety managers at certain locations to ensure protocol compliance and protection.

At our larger production facilities and certain other locations, we house on-site Wellness Centers staffed with physicians, nurse practitioners, and physician assistants who provide a wide variety of medical services at no cost to our associates. We provide care for acute illness and injuries, preventive care, and management of chronic diseases. Furthermore, we offer health webinars covering a wide variety of topics, including work-life balance.

Investing in our Communities

We strive to empower not only our associates but also members of our communities. At the heart of our community efforts is the Broadridge Foundation, which identifies meaningful ways to engage with our communities to make a local impact. Through the Broadridge Foundation, we direct resources to charitable causes and develop community-focused action plans with a special focus on access to quality education for at-risk youth. These initiatives engaged through our partnership with the Mamidipudi Venkatarangaiya Foundation and Sri Vidhyas Centre include providing education to children in India who have been subject to child labor or are physically and mentally disabled.

We have also partnered with the SIFMA Foundation in their "Invest It Forward" campaign which promotes financial literacy to young adults, especially those in underserved communities. In addition, with our partner NPower, we provide STEM-related educational opportunities to young adults and veterans.

Corporate Governance

We enable our associates' community service efforts by providing Broadridge associates with three paid days annually for volunteer service and through our Matching Gift Program, we match the charitable donations of Broadridge associates up to $3,000 per calendar year and up to $10,000 per calendar year for senior executives and directors.

Our commitment to maintaining a sustainable business and conducting our business with uncompromising honesty and integrity also extends to our partners. We set forth our standards of fair and ethical behavior for our vendors in our Vendor Code of Conduct. In addition, Broadridge is committed to combatting slavery and human trafficking in its operations and supply chains. To that end, we have adopted a Human Rights Statement of Commitment to explain the steps we take to monitor and eliminate the use of or participation in slavery or human trafficking throughout our business.

Environmental Sustainability Policies and Practices

We are all stewards of the environment and at Broadridge, we take this responsibility seriously. We have built a culture based on improving the environment and engage enterprise-wide resources to institute corporate programs that promote a sustainable environment through efficient business initiatives and alternatives benefiting our clients, stakeholders and associates.

As we continue to face the threat of climate change, we are committed to reducing our environmental impact and helping our clients reduce theirs as well. One of our primary initiatives is reducing GHG emissions by driving digitization and reducing paper usage through decreased volume of physical mail. Broadridge has already eliminated approximately 86% of the paper communications sent on behalf of corporate issuers through digitization and other alternatives.

We operate daily with a perspective on diminishing our environmental impact through sustainable consumption and production in our facilities. We hold ourselves accountable at the highest environmental, safety, and protection standards. We disclose detailed information around GHG emissions and resource use at each of our production facilities and provide annual Carbon Disclosure Project reports. We also operate in compliance with all U.S. Environmental Protection Agency mandated environmental reporting requirements at all our production facilities. In addition, we have piloted a qualitative climate risk assessment and have disclosed certain climate-related risks and opportunities indexed to the Task Force on Climate-Related Financial Disclosures in our 2022 Carbon Disclosure Project Report.

Our Sustainability Report and information on our sustainability efforts are available on our website at *broadridge.com/about/sustainability*. Information contained on our website is not incorporated into or a part of this Proxy Statement.

Our Executive Officers

NAME	AGE	POSITION
Timothy C. Gokey	61	CEO and Director
Christopher J. Perry	60	President
Richard J. Daly	69	Executive Chairman
Robert Schifellite	64	Corporate Senior Vice President, ICS
Thomas P. Carey	51	Corporate Vice President, Global Technology and Operations (*"GTO"*)
Douglas R. DeSchutter	52	Corporate Vice President, Customer Communications
Keir D. Gumbs	48	Corporate Vice President, Chief Legal Officer
Robert F. Kalenka	59	Corporate Vice President, ICS, Operations
Laura Matlin	63	Corporate Vice President, Deputy General Counsel and Chief Compliance Officer
Edmund L. Reese	48	Corporate Vice President, Chief Financial Officer
Richard J. Stingi	58	Corporate Vice President, Chief Human Resources Officer

Timothy C. Gokey is our CEO and a member of our Board. Mr. Gokey's biographical information is set forth in "Proposal 1—Election of Directors" on page 23 of this Proxy Statement.

Christopher J. Perry is our President. Mr. Perry served as our Corporate Senior Vice President, Global Sales, Marketing and Client Solutions since joining Broadridge in 2014 until he was appointed to his current role in 2020. Prior to joining Broadridge, Mr. Perry held numerous roles at Thomson Reuters and its predecessor, Thomson Financial. He was Global Managing Director of Risk for the Financial & Risk division of Thomson Reuters. In this role, he was the general manager of a global segment and was responsible for overseeing Governance, Risk, Compliance, as well as Pricing and Reference services. From 2011 to 2013, he was President, Global Sales & Account Management at the Financial & Risk division of Thomson Reuters. From 2006 to 2010, he served as President, Americas for Thomson Reuters and its predecessor, Thomson Financial. Earlier in his career, Mr. Perry worked for A-T Financial and PC Quote, after spending many years in institutional trading and retail brokerage with Kemper Financial's Blunt Ellis & Loewi unit. In 2021, Mr. Perry joined the Board of Directors of The RepTrak Company, a private reputation data and insights company. He also serves on the Boards of Financial Services Institute, NPower, the Make-A-Wish Foundation of New Jersey, the United Way of NYC, and is the Vice Chair of the Community Food Bank of NJ.

Richard J. Daly is the Executive Chairman of our Board and is our former CEO. Mr. Daly's biographical information is set forth in "Proposal 1—Election of Directors" on page 20 of this Proxy Statement.

Robert Schifellite is our Corporate Senior Vice President, ICS, a title he has held since 2011. Mr. Schifellite is the President of our ICS business segment and is responsible for all aspects of that unit, which include Regulatory, Data Driven Fund Solutions, Issuer and Customer Communication businesses. Mr. Schifellite joined ADP's Brokerage Services Group in 1992 as Vice President, Client Services. In 1996, he was promoted to Senior Vice President and General Manager of ICS. In 2007, when Broadridge became an independent company, he was appointed Corporate Vice President and head of the Bank, Broker-Dealer and Corporate Issuer Solutions businesses of our ICS segment. Mr. Schifellite is on the Board of the JDRF – Long Island Chapter.

Thomas P. Carey is our Corporate Vice President, GTO. He is the President of our GTO business segment, a position he has held since October 2018, and is responsible for all aspects of that business. Prior to this role, Mr. Carey led Broadridge's International business with responsibility for all lines of business in the EMEA and APAC regions from 2017 to 2018. Mr. Carey joined ADP in 1992 and has held various roles with increasing responsibility at ADP and Broadridge, including as head of technology for the international business of ADP's Brokerage Services Group from 2001 to 2004, and Chief Operating Officer of the international business of ADP's Brokerage Services Group from 2004 to 2008. From 2009 to 2017, Mr. Carey led the international business of Broadridge's GTO segment.

Our Executive Officers

Douglas R. DeSchutter is our Corporate Vice President, Customer Communications. Mr. DeSchutter is responsible for our Customer Communications business comprising both transactional print and digital solutions, as well as our overall digital strategy. Prior to his appointment to his current role in 2017, Mr. DeSchutter was responsible for our digital solutions business from 2015 to 2016, our U.S. regulatory communication services (proxy and prospectus) from 2012 to 2015, and our transactional reporting services business from 2009 to 2012, including print and electronic transaction reporting communications, document management, and new account processing solutions. Mr. DeSchutter was the Chief Strategy and Business Development Officer for Broadridge, responsible for mergers and acquisitions and strategy, from 2007 to 2009. Prior to the spin-off of Broadridge from ADP in 2007, Mr. DeSchutter served in various capacities at ADP in corporate development and strategy. Prior to joining ADP in 2002, he was Vice President of Mergers & Acquisitions at Lehman Brothers focusing on the technology sector.

Keir D. Gumbs is our Corporate Vice President and Chief Legal Officer. He joined Broadridge in July 2021. Mr. Gumbs oversees our legal, compliance, and physical security teams, and will help lead Broadridge's policy efforts. He joins Broadridge from Uber Technologies, Inc. ("*Uber*"), where he most recently served as Deputy General Counsel and Deputy Corporate Secretary. Mr. Gumbs joined Uber in 2018 in the role of Deputy Corporate Secretary and Associate General Counsel, Global M&A, Real Estate, Payments, Marketing, Executive Compensation & Employee Benefits, Securities and Finance. Before Uber, Mr. Gumbs was a partner at Covington & Burling LLP ("*Covington*") from 2010 to 2018, and an associate from 2005 to 2010. At Covington, he focused on corporate governance, securities regulation and other corporate matters. Prior to Covington, Mr. Gumbs was a lawyer in the Division of Corporation Finance of the SEC over a six-year period, including serving as Counsel to an SEC Commissioner.

Robert F. Kalenka is our Corporate Vice President, ICS, Operations. He is responsible for global facilities and the operations of our ICS business. In 2016, Mr. Kalenka's responsibilities were expanded to include the role of Chief Operations Officer of the Broadridge Customer Communications business within the ICS segment, where he leads the Operations and Client Relations teams. Mr. Kalenka joined ADP's Brokerage Services Group in 1992 in the Investor Communication Services Division as Director of Finance. He was promoted to Vice President of Operations of the Investor Communication Services Division in 1994, and again as Chief Operating Officer and Senior Vice President of the Investor Communication Services Division in 1999.

Laura Matlin is our Corporate Vice President, Deputy General Counsel and Chief Compliance Officer. As Deputy General Counsel, she is responsible for the international legal teams and helping set the department's strategy. In her role as Chief Compliance Officer, a role she added to her responsibilities in 2017, Ms. Matlin is responsible for coordinating our enterprise compliance program and is Co-Chair of the Company's Second Line Council, which is a committee of all of the risk and compliance functions at the Company that oversee risk and compliance for the entire organization. Prior to 2015, she served as the Company's Associate General Counsel, Chief Privacy Officer and Assistant Corporate Secretary since the spin-off of Broadridge in 2007. In addition, Ms. Matlin served as the acting Chief Human Resources Officer from 2014 to 2015. Prior to the spin-off, she served as Assistant General Counsel of ADP. Ms. Matlin joined ADP in 1997 as Corporate Counsel in ADP's Brokerage Services Group.

Edmund L. Reese is our Corporate Vice President and Chief Financial Officer. He joined the Company in November 2020 from the American Express Company ("*American Express*"), where he most recently served as Senior Vice President and CFO of the Global Consumer Services Group. He joined American Express in 2009 and held several financial leadership positions, including SVP–Head of Investor Relations and chief financial officer positions across the Global Lending, Travel and Global Business Services businesses. Prior to joining American Express, Mr. Reese held senior finance positions at Merrill Lynch and Citigroup Smith Barney. Mr. Reese will join the Board of Directors of The Hartford in October 2022.

Richard J. Stingi is our Corporate Vice President, Chief Human Resources Officer. He was appointed our Chief Human Resources Officer in February 2021 after serving as Interim Chief Human Resources Officer from September 2020. He leads all aspects of Human Resources globally, including talent acquisition, organizational development, succession planning, and total rewards. Mr. Stingi joined Broadridge in 2013 to be the lead HR Business Partner for our GTO business and Corporate Functions. He expanded those responsibilities in 2019 to lead improvement and transformation initiatives across the Human Resources department. Prior to joining Broadridge, Mr. Stingi spent 22 years at Goldman Sachs as a Managing Director in their Human Capital Management Division.

Stock Ownership Information

Security Ownership of Executive Officers and Directors

The following table shows the number of shares of Common Stock beneficially owned by (a) each of our directors, (b) each of our director nominees, (c) each executive officer named in "Summary Compensation," and (d) by all directors, director nominees, and executive officers as of July 31, 2022, as a group.

Unless otherwise noted, the beneficial owners exercise sole voting and/or investment power over their shares. The address of each person named in the table below is c/o Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042.

BENEFICIAL OWNER	NUMBER OF SHARES[1][2][3]	PERCENTAGE OF SHARES BENEFICIALLY OWNED
Leslie A. Brun	124,873	*
Pamela L. Carter	18,197	*
Richard J. Daly[4]	299,029	*
Robert N. Duelks[5]	84,429	*
Melvin L. Flowers	2,849	*
Timothy C. Gokey	528,853	*
Keir D. Gumbs	16,438	*
Brett A. Keller	36,888	*
Maura A. Markus	54,344	*
Eileen K. Murray[6]	—	*
Annette L. Nazareth	3,418	*
Thomas J. Perna	82,165	*
Christopher J. Perry	107,800	*
Edmund L. Reese	7,001	*
Robert Schifellite	197,308	*
Amit K. Zavery	11,995	*
All directors, director nominees, and executive officers as a group (21)	1,872,187	1.6%

*   Represents beneficial ownership of less than one percent of the issued and outstanding shares of our Common Stock.

(1)   Includes unrestricted shares of Common Stock over which each director or executive officer has sole voting and investment power.

(2)   Amounts reflect vested stock options and stock options that will vest within 60 days of July 31, 2022. If shares are acquired, the director or executive officer would have sole discretion as to voting and investment. The shares beneficially owned include: (i) the following shares subject to such options granted to the following directors or executive officers: 61,136 (Mr. Brun), 14,856 (Ms. Carter), 102,827 (Mr. Daly), 42,690 (Mr. Duelks), 2,360 (Mr. Flowers), 404,617 (Mr. Gokey), 0 (Mr. Gumbs), 28,467 (Mr. Keller), 31,849 (Ms. Markus), 0 (Ms. Murray), 2,360 (Ms. Nazareth), 31,849 (Mr. Perna), 45,166 (Mr. Perry), 3,031 (Mr. Reese), 145,780 (Mr. Schifellite), and 7,948 (Mr. Zavery) (ii) 1,150,464 shares subject to such options granted to all directors and executive officers as a group.

(3)   Amounts provided for each director, other than Mr. Gokey and Mr. Daly, include DSU awards which are fully vested upon grant, and will settle as shares of Common Stock upon the director's separation from service on the Board. The DSUs are credited with dividend equivalents in the form of additional DSUs on a quarterly basis as dividends are declared by the Board.

Stock Ownership Information

(4) Includes 20,000 shares of Common Stock held by The EED 2012 Trust, 20,000 shares of Common Stock held by The KLD 2012 Trust, 9,484 shares of Common Stock held by The EED 2014 Trust, 1,985 shares of Common Stock held by The KLD 2014 Trust, and 2,700 shares of Common Stock held by the Daly Family Grandchildren's 2020 Trust, trusts formed for the benefit of Mr. Daly's children and grandchildren. Mr. Daly and his wife are co-trustees of these trusts.

(5) Includes 7,700 shares indirectly owned by Mr. Duelks and his wife through BOMAR II LLC, through the Robert N. Duelks Revocable Trust dated January 11, 2007 and the Mary E. Duelks Revocable Trust dated January 11, 2007. Ownership in BOMAR II LLC is held by various Grantor Retained Annuity Trusts ("*GRATS*") in which Mr. Duelks and his wife act as Trustees.

(6) Ms. Murray was appointed to the Board effective September 1, 2022.

Five Percent Owners of Common Stock

BENEFICIAL OWNER	NUMBER OF SHARES	PERCENTAGE OF SHARES BENEFICIALLY OWNED
The Vanguard Group, Inc.[1]	13,606,219	11.67%
BlackRock, Inc.[2]	9,566,678	8.2%

(1) Based on information as of December 31, 2021 contained in a Schedule 13G/A filed on February 10, 2022 by The Vanguard Group, Inc. ("*Vanguard Group*"). Vanguard Group has sole dispositive power with respect to 13,126,997 shares of Common Stock, shared voting power with respect to 195,241 shares of Common Stock and shared dispositive power with respect to 479,222 shares of Common Stock. The address of Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(2) Based on information as of December 31, 2021 contained in a Schedule 13G/A filed on February 3, 2022 by BlackRock, Inc. ("*BlackRock*"), BlackRock reported sole voting power with respect to 8,340,435 shares of Common Stock and sole dispositive power with respect to 9,566,678 shares of Common Stock. The address of BlackRock is 55 East 52nd Street, New York, NY 10055.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), requires the Company's executive officers, directors and persons who own more than 10% of our Common Stock to file initial reports of ownership and changes in ownership with the SEC. To the Company's knowledge, with respect to the fiscal year ended June 30, 2022, all applicable filings were timely made, except that Douglas DeSchutter and Edmund Reese each inadvertently failed to file one Form 4. Mr. DeSchutter failed to file a Form 4 reflecting the acquisition of 11 shares that had been acquired by his broker without his knowledge on February 25, 2020. He subsequently filed a Form 4 reflecting this transaction when he became aware of the transaction on December 7, 2021. Mr. Reese failed to file a Form 4 reflecting the acquisition of approximately six shares through dividend reinvestment on April 4, 2021, due to a vendor error in setting up his equity plan account. The Form 4 reflecting these shares was filed on August 16, 2022 when he became aware of the transaction.

Proposal 2

Advisory Vote to Approve Compensation of our Named Executive Officers (the Say on Pay Vote)



In recognition of the interest the Company's stockholders have in the Company's executive compensation policies and practices, and in accordance with the requirements of Section 14A of the Exchange Act, this proposal provides the Company's stockholders with an opportunity to cast an advisory vote on the compensation of the Named Executive Officers, as disclosed pursuant to the SEC's compensation disclosure rules in this Proxy Statement.

At the 2021 Annual Meeting, 93% of the votes cast on the Say on Pay Vote were voted in favor of the proposal. The Compensation Committee discussed the results of this advisory vote in connection with its review of compensation decisions.

As described in more detail in the Compensation Discussion and Analysis beginning on page 55 of this Proxy Statement, the Company has adopted an executive compensation program that reflects the Company's philosophy that executive compensation should be structured to align each executive's interests with the interests of our stockholders. Provided below are a few highlights of our performance and our executive compensation policies and practices in fiscal year 2022.

- **Pay for Performance.** The mix of compensation elements for the Named Executive Officers, and particularly the CEO, is more heavily weighted towards variable, performance-based compensation than for the balance of the Company's executive officers. This is intended to ensure that the executives who are most responsible for overall performance and changes in shareholder value are held most accountable for results. For 2022, approximately 91% of the target TDC of our CEO, Mr. Gokey, and approximately 80% of the target TDC of our other Named Executive Officers (on average), is at risk and tied primarily to the growth and profitability of the Company.

  Broadridge demonstrated another year of strong growth in fiscal year 2022, including 16% Recurring fee revenue growth, 14% Non-GAAP Adjusted EPS growth, and another year of record Closed sales results. For an explanation of our use of Non-GAAP measures and a reconciliation to their most directly comparable GAAP measures, see "Non-GAAP Financial Measures" on page 105 of this Proxy Statement.

  In line with the Company's strong overall financial performance in fiscal year 2022, the annual cash incentive payments for the Named Executive Officers ranged from 115% to 127% of their targets. In addition, because of our strong EPS performance in fiscal years 2021 and 2022, performance-based RSU awards for the performance period ended in fiscal year 2022 were earned at 140% of their target amounts.

  Based on these factors, the Compensation Committee concluded that fiscal year 2022 compensation was well aligned with our performance for the year and that the connection between pay and performance is strong.

Proposal 2—Advisory Vote to Approve the Compensation of our Named Executive Officers (the Say on Pay Vote)

- **Pay Targeted at Median.** Our goal is to position total target compensation at the median of the external market for the Named Executive Officers. On an individual basis, target compensation for each Named Executive Officer may be set above or below median based on a variety of factors including time in position, sustained performance over time, readiness for promotion to a higher level, and skill set and experience relative to external market counterparts. Actual compensation varies above or below the target level based on the degree to which specific performance goals are attained in the variable incentive plans, changes in stock value over time, and the individual performance of each executive.

- **Risk Mitigation and Corporate Governance Policies and Practices.** The Company has certain policies in place to minimize excessive risk taking such as a clawback policy and a policy that prohibits the hedging or pledging of the Company's securities. Our Clawback Policy enables the Company to recover incentive-based compensation if an executive officer engages in intentional misconduct irrespective of whether there has been a financial restatement. In addition, in consultation with FW Cook, the Compensation Committee reviewed the compensation programs for all Broadridge employees and concluded that these programs do not create risks that are reasonably likely to have a material adverse effect on the Company.

- **Stockholder Engagement.** We engaged with many of our largest institutional investors on ESG and corporate governance topics. Some of the feedback we received was to continue our focus on DEI initiatives such as the inclusion of DEI goals in our incentive compensation plans, and to review the design of our performance-based compensation. In response, we maintained DEI goals in the Officer Bonus Plan, included DEI goals in the incentive compensation of additional managers and we plan to continue to evaluate our performance-based compensation structure.

The stockholder vote on this proposal is not intended to address any specific element of compensation, but rather the overall compensation of our Named Executive Officers. This vote is advisory and will not be binding on the Company. However, the Board and the Compensation Committee will review and consider the voting results when evaluating future compensation decisions relating to our Named Executive Officers.

We request that stockholders approve, on an advisory basis, the compensation of our Named Executive Officers, as disclosed in this Proxy Statement.

Required Vote

The affirmative vote of a majority of votes cast at the 2022 Annual Meeting, in person or by proxy, and entitled to be voted on this proposal at the Annual Meeting is required for advisory approval of the proposal, provided that a quorum is present. Abstentions and broker non-votes will be included in determining whether there is a quorum. In determining whether the proposal has received the requisite number of affirmative votes, abstentions will have no effect on the outcome of the vote. Pursuant to NYSE regulations, brokers do not have discretionary voting power with respect to this proposal, and broker non-votes will have no effect on the outcome of the vote.

Recommendation of the Board of Directors

The Board of Directors Recommends a Vote <u>FOR</u> the Approval of the Compensation of our Named Executive Officers as Disclosed in this Proxy Statement

Executive Compensation

COMPENSATION DISCUSSION AND ANALYSIS

This section of the Proxy Statement explains the design and operation of our executive compensation program with respect to the following Named Executive Officers listed in "Summary Compensation" on page 77.

Our Named Executive Officers (NEOs)

    

Timothy C. Gokey
CEO and Director

Edmund L. Reese
Corporate Vice President and Chief Financial Officer

Christopher J. Perry
President

Robert Schifellite
Corporate Senior Vice President, ICS

Keir D. Gumbs
Corporate Vice President and Chief Legal Officer

Philosophy and Objectives of our Executive Compensation Program

The philosophy underlying our executive compensation program is to provide an attractive, flexible, and market-based total compensation program tied to performance and aligned with the interests of our stockholders. Our objective is to recruit and retain top caliber executive officers and other key employees to deliver sustained high performance to our stockholders.

Within this framework, we observe the following principles:



HIRE AND MOTIVATE TALENTED EXECUTIVES

Compensation is market competitive to attract, engage and retain executives who will help ensure our future success.

Program is designed to motivate and inspire behavior that fosters a high-performance culture while maintaining a reasonable level of risk and adherence to the highest standards of corporate governance.

PAY FOR PERFORMANCE

Program provides a clear connection between compensation and performance.

A significant portion of each executive's pay varies based on organizational, business unit and individual performance.

ALIGN COMPENSATION WITH STOCKHOLDER VALUE

Interests of our executives are aligned with stockholders by heavily weighting compensation towards variable, performance-based incentives.

We use a combination of short-term and long-term incentives to motivate our executives to meet performance goals in a manner that supports our longer-term strategic objectives, with a significant portion of our executives' compensation opportunity linked to our Common Stock.

Executive Compensation

Select Performance Highlights

Fiscal year 2022 was another year of strong financial performance for Broadridge, including 16% Recurring fee revenue growth, 14% Non-GAAP Adjusted EPS growth, and we marked the eleventh consecutive year of record Closed sales results.

Dollars in Millions, except per share amounts

■ **GAAP**   ■ **NON-GAAP ADJUSTED**[1]   ■ **COMPENSATION ADJUSTED**[2]   ■ **KEY PERFORMANCE INDICATOR**[3]

Total Revenues



Earnings Before Taxes ("*EBT*")



Recurring Fee Revenues



Fee-Based Revenues



Closed Sales



Diluted EPS



---

(1) The adjusted measures presented in this section are Non-GAAP measures. For information on the Company's use of Non-GAAP financial measures, see "Non-GAAP Financial Measures" beginning on page 105 of this Proxy Statement.

(2) Our performance-based compensation metrics include Non-GAAP financial measures that are further adjusted as set forth in the 2018 Omnibus Plan. We refer to these measures as "Compensation Adjusted" measures. For information on the Company's use of these metrics, see "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 106 of this Proxy Statement. The Company's Officer Bonus Plan was based solely on EPS growth in fiscal year 2021 in response to the Covid-19 pandemic.

(3) Closed sales is one of our key performance indicators because it is a useful metric for investors in understanding how management measures and evaluates our ongoing operational performance. For the definition of Closed sales, see the 2022 Form 10-K.

Executive Compensation

2022 Compensation Highlights

Pay for Performance	• The Compensation Committee concluded that there was strong correlation between actual pay and performance for fiscal year 2022.
	
	• Broadridge demonstrated another year of solid growth in fiscal year 2022, which supported above-target attainments through the Officer Bonus Plan and long-term equity incentive plan.
	
	• Our Named Executive Officers' actual TDC for fiscal year 2022 reflects the Company's strong overall financial performance.
	
	   • The annual cash incentive payments for the Named Executive Officers were above their targets as a result of over-achieving the target financial goals.
	
	   • Performance-based RSU awards for the performance period ended in fiscal year 2022 were earned at 140% of target, reflecting average fiscal years 2021 and 2022 Compensation Adjusted EPS performance that exceeded our target goals.

Balanced Incentive Metrics Supporting our Strategy	• The performance metrics utilized in the Company's Officer Bonus Plan and long-term equity incentive plan align with Broadridge's operating plan and the goal of creating shareholder value. • Strong engagement and leadership displayed by our Named Executive Officers drives a clear line of sight to these metrics across the Company. Line of sight is the degree to which an employee can understand how their contributions influence the performance measures being evaluated. • We design our rewards and performance goals so executives see alignment between their goals and the Company's goals. • We believe that aligning our executives' incentives with Broadridge's strategic goals is critical to attain long-term strategic success.
Performance Emphasis in Pay Mix	• 91% of our CEO's target TDC for fiscal year 2022 was performance based. • 80% of our remaining NEOs' target TDC for fiscal year 2022 was performance based.
Diversity, Equity and Inclusion Component of Officer Bonus	Broadridge is committed to diversity, equity and inclusion. We recognize that developing and maintaining diverse talent, and having people of all backgrounds, experiences and identities is not only an important social obligation, but also a critical component to our continued growth and success in providing award-winning service for our clients and, ultimately, in creating value for stockholders. In fiscal year 2022, Broadridge again had a component of compensation tied to DEI for each NEO and all executive leadership team members, and included a DEI goal in the bonuses of an additional 2,200 managers.
New Senior Executive Talent	Mr. Gumbs joined Broadridge as our Chief Legal Officer in July 2021. In consultation with FW Cook, the Committee established Mr. Gumbs' compensation package, considering compensation data for comparable positions at other companies, and the need to provide partial make-whole compensation for incentive compensation forfeited upon his departure from his former employer and to mitigate the risk of a counteroffer from his former employer.

Executive Compensation

CD&A Roadmap

Our Compensation Discussion and Analysis is presented as follows:

1. **Elements of Our Executive Compensation Program** provides an overview of our executive compensation practices, programs and processes, as well as our key principles.

2. **2022 Compensation Design and Determination** explains executive compensation decisions made for fiscal year 2022.

3. **Roles and Processes for Executive Compensation Decision-Making** discusses the roles of the Compensation Committee, their compensation consultant, and management, as well as peer group formation.

4. **Compensation Governance** discusses the Company's stock ownership and retention and holding periods, Clawback Policy, insider trading policy, prohibition on hedging and pledging, the use of employment agreements and offer letters and Section 162(m).

5. **Additional Benefits** discusses the Company's retirement plans, benefits, perquisites and severance plans.

1. Elements of Our Executive Compensation Program

The overall objectives of our executive compensation programs are to attract and retain management who will create long-term shareholder value. We have a combination of pay elements and a majority of our NEOs' target TDC is performance based, with the objective of balancing short- and long-term decision-making in support of our business strategy.



Stock Options. Long-term equity incentive designed to directly align the interest of management with those of stockholders. Stock options only have value if Company performance results in stock price appreciation.

Base Salary. Fixed cash compensation designed to attract and retain executive talent. Reviewed on an annual basis by the Committee, and adjusted when appropriate based on the executive's responsibility, performance, and market competitiveness.

Long-Term Equity Incentive

Executive Compensation Program Components

Cash Compensation

PRSUs. Long-term equity incentive designed to reward an executive's performance on achievement of long-term financial results.

Annual Cash Incentive. Annual variable cash incentive designed to reward an executive's performance based on key financial and operational measures that align with our business strategy. Performance is assessed by the Committee at the end of the performance year based on achievement of financial, client satisfaction and strategic and leadership goals (including diversity, equity and inclusion goals).

Executive Compensation

2. 2022 Compensation Design and Determination

Key Program Design Components

Our target TDC aligns with our pay-for-performance compensation design to incentivize our CEO and other NEOs for short-term and long-term objectives that align with shareholder value creation. The Company has the following policies and practices in place to minimize excessive risk taking and meet best practices in compensation governance.

What We Do	What We Don't Do
✓ Design compensation programs that do not encourage excessive risk taking	✗ Provide tax gross-ups in the event of a change in control
✓ Maintain a comprehensive clawback policy that permits the Company to recover incentive compensation in the event of an accounting restatement or an officer's intentional misconduct	✗ Pay dividends or dividend equivalents as a part of our long-term incentive program before vesting of the underlying shares occurs
✓ Maintain a severance policy that provides for double-trigger change in control for cash payments and equity vesting	✗ Provide excessive perquisites for our officers or directors
✓ Prohibit hedging or pledging of the Company's securities by our executive officers, our directors, and employees	✗ Permit stock option repricing without stockholder approval or grants of discount stock options
✓ Maintain robust stock ownership guidelines for executive officers, including a rigorous 6x base salary requirement for the CEO	✗ No liberal recycling of shares
✓ Have stock retention and holding period requirements	✗ No single-trigger vesting on a change in control
✓ Engage an independent compensation consultant for the Compensation Committee that does no other work for the Company	
✓ Require executives to agree to be bound by a restrictive covenant agreement containing non-competition, non-solicitation and confidentiality provisions	
✓ Provide stockholders an annual Say on Pay Vote	
✓ Require a majority of NEO target compensation be performance based	
✓ Require one-year minimum vesting of awards granted to associates, subject to limited exceptions	

Executive Compensation

The following graphics illustrate the predominance of variable and performance-based compensation in our NEO compensation. Details on each component are further described in this section.

Mr. Gokey CEO Target Total Direct Compensation



9% Base Salary
14% Annual Cash Incentive
91% Variable
77% Long-Term Equity Incentive

Other NEO Target Total Direct Compensation(1)



20% Base Salary
57% Long-Term Equity Incentive
80% Variable
23% Annual Cash Incentive

— Variable Performance-based Compensation

(1)   Other NEO target TDC is an average of the annualized total compensation of Mr. Reese, Mr. Perry, Mr. Schifellite and Mr. Gumbs.

Base Salary

The Compensation Committee reviews the base salaries of the NEOs in the first quarter of the Company's fiscal year. In August 2021, the Compensation Committee determined the following adjustments to the NEOs' base salaries based on their performance and market competitiveness of each executive officer's base salary. Factors the Committee considered in making these determinations included: Mr. Gokey driving strong top-line and bottom-line financial results; Mr. Reese delivering a successful financial plan; and Mr. Schifellite driving positive results with various ICS services, including the Shareholder Rights Directive II and VSM solutions, while implementing a robust business continuity plan that reflected the changing environment as a result of Covid-19.

Name	Fiscal Year 2021 Base Salary	Change	Fiscal Year 2022 Base Salary
Timothy C. Gokey	$900,000	8.3%	$975,000
Edmund L. Reese	$600,000	5%	$630,000
Christopher J. Perry	$640,696	3%	$659,917
Robert Schifellite	$634,113	5%	$665,819
Keir D. Gumbs(1)	N/A	—	$550,000

(1)   Mr. Gumbs was appointed the Company's Chief Legal Officer effective July 27, 2021.

Incentive Compensation

Broadridge provides both annual and long-term performance-based compensation to all of its executive officers, including the NEOs. The Officer Bonus Plan provides the framework for the calculation and payment of annual performance-based cash incentives to our NEOs and other executive officers and the 2018 Omnibus Plan provides the structure for equity awards for our NEOs and all other eligible associates.

The following discussion contains information regarding certain performance measures and goals. These measures and goals are disclosed in the limited context of our executive compensation program and are defined in "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 106 of this Proxy Statement. Investors should not apply these measures and goals to other contexts.

Executive Compensation

Annual Cash Incentive Compensation – 2022 Performance Metrics

The annual cash incentive compensation program aligns the NEOs' compensation with annual financial performance. Below is an overview of our annual officer cash incentive process.



REVIEW

July – September

- Review operating goals and budget
- Approve target compensation for the CEO and other NEOs
- Review and approve annual objectives for the CEO and other NEOs, including financial, client satisfaction and strategic and leadership objectives for the coming fiscal year
- Financial goals are aligned to fiscal year operating plan
- Strategic and leadership goals include diversity, equity and inclusion goals

EVALUATE

September – June

- Review year-to-date financial performance relative to peers and goals
- Review progress towards business and strategic and leadership objectives
- Review market compensation trends, including market studies by the Compensation Consultant

APPROVE

July – August of following year

- Approve financial and client satisfaction achievement based on pre-set goals
- Approve the strategic and leadership goals performance for the Officer Bonus Plan

For fiscal year 2022, the Compensation Committee determined that the performance measures of the annual cash incentive awards for the NEOs would be calculated as follows:

FINANCIAL GOAL ACHIEVEMENT (70% OF TOTAL) + **CLIENT SATISFACTION GOAL ACHIEVEMENT** (5% OF TOTAL) + **STRATEGIC AND LEADERSHIP GOAL ACHIEVEMENT** (25% OF TOTAL) = **ANNUAL INCENTIVE AMOUNT**

Financial Goals

The Compensation Committee considers the achievement of financial goals to be the most relevant measure of the Company's overall business performance for the year; therefore, the financial goals are the most heavily weighted factor.

The corporate financial goals used to score the annual cash incentives of the Named Executive Officers are set forth below.

- The Compensation Committee determined that the financial goals below are aligned with the Company's long-term growth and profitability objectives.
- The Compensation Committee established threshold, target and maximum performance levels for each financial goal. Each level represents a different performance expectation considering factors such as the Company's prior year performance and the Company's operating plan growth goals.
- In fiscal year 2022, we have returned to the use of multiple financial metrics after simplifying our goals for fiscal year 2021 due to the challenges of the Covid-19 pandemic and economic uncertainty.

Executive Compensation

Compensation Adjusted EBT[1]
Key measure of annual corporate performance, alignment with stockholder interests.



WEIGHT[2]	THRESHOLD	$981 ACHIEVEMENT (102% of Target)	MAX	% OF BONUS TARGET EARNED
35%	$675 (50% of Target)	$965 Target	$1,254 (200% of Target)	106%

Closed Sales[1]
Lead to expected future revenue, driving the Company's growth.



WEIGHT[2]	THRESHOLD	$282 ACHIEVEMENT (109% of Target)	MAX	% OF BONUS TARGET EARNED
20%	$182 (50% of Target)	$259 Target	$337 (200% of Target)	129%

Fee-Based Revenue[1]
Increasing the Company's fee-based revenues is a foundation for future growth.



WEIGHT[2]	THRESHOLD	$4,019 ACHIEVEMENT (103% of Target)	MAX	% OF BONUS TARGET EARNED
15%	$3,323 (50% of Target)	$3,909 Target	$4,495 (200% of Target)	119%

Dollars in millions. Amounts presented are rounded.

(1)   For information on how these metrics are calculated, see the "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" section of this Proxy Statement.

(2)   For Mr. Schifellite, the weighting of each measure is half of what is indicated on the table above.

In addition to the corporate financial goals, Mr. Schifellite's annual cash incentive includes divisional adjusted EBT, closed sales and fee-based revenue goals based on the performance of our ICS business segment. The corporate financial goals and those of the ICS segment are given equal weight in the determination of his cash incentive award.

The Company has not disclosed the targets and ranges pertaining to the ICS segment because this information is not otherwise publicly disclosed, and the Company believes it would cause competitive harm to do so in this Proxy Statement.

Executive Compensation

Mr. Schifellite's financial goals were set above last year's achievement and the outcome was substantially uncertain at the time the goals were set. Achievement of Mr. Schifellite's divisional goals ranged from 119% to 200% in fiscal year 2022, 83% to 196% in fiscal year 2020, 98% to 102% in fiscal year 2019, 105% to 156% in fiscal year 2018, and 93% to 114% in fiscal year 2017. His fiscal year 2021 bonus plan was based solely on Broadridge results.

Mr. Perry's annual cash incentive includes his responsibility for our sales and marketing function, and therefore has two components:

- Corporate Goals Component, which is comprised of the corporate financial goals described above, as well as client satisfaction and strategic and leadership goals. These elements are scored in the same manner as the annual cash incentive awards of the other corporate Named Executive Officers. This component is 80% of his target bonus.

- Sales Incentive Component, which is scored based on Broadridge's Closed sales achievement. This component is 20% of his target bonus.

Client Satisfaction Goal

We embrace the concept of the Service-Profit Chain, which directly connects employee engagement, client satisfaction, and the creation of shareholder value. In furtherance of this principle, client satisfaction is a component of every full-time associate's compensation because of the importance of client retention to the achievement of Broadridge's financial goals, especially its recurring fee revenue goals.

Our annual client satisfaction survey uses a Net Promoter Score to provide client insight into our products and services. The Net Promoter Score is a metric that takes the form of a single survey question asking respondents to rate the likelihood that they would recommend Broadridge's products or services to a peer or colleague. The results are tabulated by product or solution, covering 53 Broadridge products, and weighted by the total revenue of each product or solution.

The Compensation Committee sets threshold, target and maximum Net Promoter Score goals for the Officer Bonus Plan at the beginning of the fiscal year. Our Net Promoter Score for fiscal year 2022 increased over the prior fiscal year's score by approximately 5%, resulting in achievement of 100% of target for this component of the Officer Bonus Plan.

Strategic and Leadership Goals

Strategic and leadership achievement is included as a component of each NEO's annual cash incentive in order to reinforce the importance of the Company's non-financial strategic objectives. The amounts payable for this component are determined based on the Compensation Committee's evaluation of the NEO's strategic and leadership performance.

Broadridge recognizes that developing and maintaining diverse talent and employing people of all backgrounds, experiences and identities is a critical component to the Company's continued growth and success, in providing award-winning service for our clients and, ultimately, an engaging place for our associates. As a result, the Compensation Committee established diversity, equity and inclusion objectives for the executive officers as part of their strategic and leadership goals, including goals to increase the representation of women globally and racially or ethnically diverse men in the U.S.

CEO

The Board's evaluation of Mr. Gokey's performance takes into account the CEO Scorecard in assessing his strategic and leadership goals achievement. The CEO Scorecard provides a review of financial and operational business performance against pre-determined goals in five categories: financial achievement, strategic growth, human capital/diversity, equity and inclusion, operational excellence and client goals.

Executive Compensation

The following primary strategic and leadership goals were communicated to Mr. Gokey by the Compensation Committee at the beginning of the fiscal year and are incorporated into the CEO Scorecard. The following key accomplishments were considered in determining the achievement of his strategic and leadership goals.

GOAL	STRATEGIC AND LEADERSHIP GOALS ACHIEVEMENT
Financial Goals: Meet established financial goals	Broadridge finished the fiscal year with strong top-line and bottom-line financial performance. Adjusted EPS of $6.46 increased 14% from the prior fiscal year result. Fee-based revenues grew by 16% over the prior fiscal year and the Company achieved another year of record Closed sales with 21% growth.
Strategic Growth Goals: Drive strategic initiatives to support growth and position Broadridge for top quartile total shareholder return over time.	Broadridge achieved strong financial results while investing in growth, building momentum and making solid strategic progress. The Company closed several acquisitions, including the acquisition of Alpha Omega and Jordan & Jordan's Execution & Surveillance Service business, and completed several strategic minority investments.
Human Capital/Diversity, Equity and Inclusion Goals: Develop bench strength throughout the organization, paying special attention to increasing diversity	Diversity, equity and inclusion continued as a core focus of our talent strategy as ensuring an inclusive environment is something we demand of ourselves, and an increasingly important component of what associates seek in an employer. In addition to our commitment to our representation goals, our focus on diversity, equity and inclusion was very recognizable throughout the organization with the expansion of diversity, equity and inclusion performance goals and inclusive leadership training for an additional 2,200 managers.
Operational Excellence: Ensure that operations are accurate, dependable and efficient	Broadridge's targets relating to voting and processing accuracy and data security were met.
Client Goals: Further client retention and satisfaction goals	Broadridge met client revenue retention goals, which provides a stable base for the Company's future revenue growth and improving its Net Promoter Score.

The Compensation Committee considered Mr. Gokey's achievement of each of these strategic and leadership goals in its assessment of his performance and concluded that Mr. Gokey's strong leadership and overall excellent performance exceeded its expectations. As a result, the Compensation Committee determined to pay Mr. Gokey 121% of the target on the strategic and leadership goals portion of his cash incentive award.

Executive Compensation

Other Named Executive Officers

The strategic and leadership goals for the other NEOs were set at the beginning of the fiscal year and are similar to the qualitative measures used by the Compensation Committee to evaluate the performance of Mr. Gokey; however, the goals varied for each Named Executive Officer. Mr. Gokey made a recommendation to the Compensation Committee with respect to achievement of the strategic and leadership goals for each of the other Named Executive Officers, which the Compensation Committee reviewed in assessing their performance. The following key accomplishments were considered in determining the achievement of their strategic and leadership goals.

OTHER NEOs	STRATEGIC AND LEADERSHIP GOALS ACHIEVEMENT
Mr. Reese	In scoring Mr. Reese's individual strategic and leadership goals achievement, the Committee took into account his success in delivering on our financial plan, progress on the integration of the Itiviti acquisition, procurement function and real estate realignment efforts. Mr. Reese also established an investment optimization protocol and led the finance organization with a focus on diversity.
Mr. Perry	In scoring Mr. Perry's individual strategic and leadership goals achievement, the Committee took into account our Closed sales results, his leadership of our international business and our diversity, equity and inclusion efforts. Mr. Perry serves as the chair of our Executive Diversity Council and made significant progress in our supplier diversity program.
Mr. Schifellite	In scoring Mr. Schifellite's individual strategic and leadership goals achievement, the Committee took into account his leadership of our largest business and its delivery of data and technology innovations to provide increasing cost savings to our clients and greater engagement by investors, his focus on ensuring a diverse leadership team, and his effective representation of the Company with industry stakeholders.
Mr. Gumbs	In scoring Mr. Gumbs' individual strategic and leadership goals achievement, the Committee took into account his excellent performance during his first year, and his impact in the Legal Department while emphasizing diversity in the Legal and Compliance department, across our regulatory communications business and as a senior leader. Mr. Gumbs also serves as executive sponsor of the Women's Leadership Forum and is an active member of the Executive Diversity Council.

Executive Compensation

Fiscal Year 2022 Annual Incentive Compensation Payments

The results of the annual incentive award calculations for fiscal year 2022 are detailed below.

Name	Base Salary as of June 30, 2022	Target as % of Base	Proration[1]	Target ($)	Financial (70%)	Client Satisfaction (5%)	Strategic and Leadership (25%)	Earned as % of Target	Earned ($)
Timothy C. Gokey	$975,000 x	150% x	100% =	$1,462,500	115%	100%	121%	116%	$1,694,379
Edmund L. Reese	$630,000 x	85% x	100% =	$ 535,500	115%	100%	117%	115%	$ 615,049
Robert Schifellite	$665,819 x	130% x	100% =	$ 865,565	131%	100%	121%	127%	$1,097,579
Keir D. Gumbs	$550,000 x	85% x	93% =	$ 434,199	115%	100%	117%	115%	$ 498,699

Proration and achievement amounts are rounded.

(1)   Mr. Gumbs' cash incentive award was prorated because he commenced his role as the Company's Chief Legal Officer after the beginning of the fiscal year.

Mr. Perry's annual incentive award is split between a corporate goals component and a sales incentive component to reflect his continued role in managing our sales and marketing function.

Base Salary as of June 30, 2022	Target as % of Base (%)	Total Target ($)	Corporate Goals Component					Sales Incentive Component			Total	
			Target (80% of Total) ($)	Financial (70%)	Client Satisfaction (5%)	Strategic and Leadership (25%)	Earned ($)	Target (20% of Total) ($)	Closed Sales (100%)	Earned ($)	Earned as % of Target	Earned ($)
$659,917	140%	$923,884	$739,107	115%	100%	121%	$856,292	$184,777	129%	$238,547	119%	$1,094,839

Proration and achievement amounts are rounded.

Long-Term Equity Incentive Compensation

The purpose of long-term equity incentive compensation is to align executive officer financial interests with those of stockholders, and to improve our long-term profitability and stability through the attraction and retention of superior talent.

The Company grants both stock options and performance-based RSUs to its executive officers annually to reinforce key long-term business strategies.

- Stock options have a 10-year term and align executive officers with stockholder interests to create long-term growth in the Common Stock price because they only provide value when the Common Stock price increases.

- Performance-based RSUs, which have a 30-month total vesting period, including a two-year performance period with Compensation Adjusted EPS goals, reinforce year-over-year EPS growth. This metric was selected because it is Broadridge's primary measure of long-term corporate profitability and is intended to provide alignment with stockholders' interests and hold executives accountable for the long-term performance of the Company.

Executive Compensation

Each executive officer has an annual long-term equity incentive target grant denoted in terms of a dollar value, which is typically allocated equally between stock options and performance-based RSUs. The Compensation Committee considers recommendations from the CEO with regard to grants of stock options and performance-based RSUs to executive officers other than himself. The Compensation Committee retains full responsibility for approval of individual grants. Details on the annual equity awards are provided in the table below.

TYPE OF EQUITY	FY22 TIMING	VESTING	TERMS
Stock Options	August 2021: The Compensation Committee determined target dollar value for each officer. February 2022: Stock options granted.	Vest 25% per year on the anniversary date of the grant, subject to continued employment with the Company.	• The exercise price equals the Common Stock closing price on the date of the grant (*i.e.*, fair market value). • Stock options have a 10-year maximum term. • The number of stock options is determined by dividing the target value by the option's binomial value.[1][2]
Performance-Based RSUs	August 2021: The Compensation Committee determined the performance criteria and the target dollar value for each officer. September 2021: Compensation Committee approved the grant of the PRSUs. October 2021: PRSUs granted.	Vest on April 1st of the calendar year following the applicable two-year performance period, subject to continued employment with the Company. These awards have time-based vesting after the achievement of performance goals, resulting in a 30-month total vesting period from date of award to date of vesting.	• The performance criterion is average Compensation Adjusted EPS for fiscal years 2021 and 2022. • The number of shares that can be earned based on performance ranges from 0% to 150% of the total target PRSUs. • The dollar target is converted into a target number of PRSUs based on the average closing price of Common Stock in the month of August.[2]

(1)   The binomial value is determined using a binomial option-pricing valuation model under FASB ASC Topic 718 and based on a 30-day average closing price of Common Stock, typically determined one week prior to the Compensation Committee meeting in February at which the stock options are granted.

(2)   The use of an average Common Stock closing price for purposes of converting dollar value targets into shares is intended to reduce the impact of short-term stock price volatility on individual awards, thereby mitigating the risk of a windfall or impairment to the award opportunity.

Fiscal Year 2022 Long-Term Equity Incentive Awards Granted

In August 2021, the Compensation Committee approved the fiscal year 2022 long-term equity incentive award targets for the NEOs, taking into account the review of the Peer Group market analysis completed by FW Cook, and the NEOs' ongoing roles and impact on the organization.

Executive Compensation

The Compensation Committee approved the grant of the following long-term incentive awards during fiscal year 2022, which were split evenly between stock option and performance-based RSU awards:

Fiscal Year 2022 Long-term Equity Incentive Awards Granted

Name	Total Annual Value
Timothy C. Gokey	$8,000,000
Edmund L. Reese	$1,750,000
Christopher J. Perry	$2,200,000
Robert Schifellite	$1,775,000
Keir D. Gumbs[1]	$1,210,000



50%
Performance-based RSUs

50%
Stock Options

(1) Mr. Gumbs also received awards upon hire as presented in the "Employment Agreements and Offer Letters" section of this Proxy Statement.

Performance-Based RSU Awards Earned in Fiscal Year 2022

The goals for performance-based RSUs granted on October 1, 2020 were set and evaluated by the Compensation Committee in August 2020. Compensation Adjusted EPS was chosen as our metric due to its alignment with the interests of shareholders and the ability of NEOs to directly impact the achievement of this metric.

Following the end of the two-year performance period, the Compensation Committee determined that the NEOs earned 140% of the performance-based RSU target award amounts, due to the achievement of average Compensation Adjusted EPS for fiscal years 2021 and 2022 of $6.18. Broadridge's annual Compensation Adjusted EPS achievement for fiscal years 2021 and 2022 was $5.73 and $6.63, respectively. The earned RSUs will vest and convert into shares of our Common Stock on April 1, 2023, provided that the officer remains actively employed with Broadridge on the vesting date.



July 1, 2020
• Performance Period Begins

October 1, 2020
• Grant Date

June 30, 2022
• Performance Period Ends
• Award achievement level certified by Compensation Committee at their next meeting

April 1, 2023
• Vesting Date

Compensation Adjusted EPS [1]
Aligns with Stockholder Interests



$6.18
ACHIEVEMENT
(110% of Target Midpoint)

THRESHOLD

MAX

% OF PRSU TARGET EARNED

140%

$4.83
(50% of Target)

$5.53-<$5.67
Target

$6.23
(150% of Target)

Amounts presented are rounded.

(1) For information on how this metric is calculated, see the "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" section of this Proxy Statement.

Executive Compensation

3. Roles and Processes for Executive Compensation Decision-Making

Role of the Compensation Committee and Board of Directors

The Compensation Committee has oversight of all compensation elements provided to Broadridge's executive officers, including the Named Executive Officers.

The Compensation Committee plays a significant role in the evaluation of Broadridge's executive compensation strategies and policies in order to ensure that our executive compensation program supports our long-term business strategies and enhances our performance and return to stockholders while not creating undue risk. Among its duties, the Compensation Committee determines and approves the total compensation of our CEO and approves the compensation for the remainder of our executive officers after taking into account the CEO's recommendations including:

- Review and approval of corporate incentive goals and objectives relevant to compensation
- Evaluation of the competitiveness of each executive officer's total compensation package
- Approval of any changes to the total compensation package, including base salary, annual cash incentive and long-term equity incentive award opportunities

The Compensation Committee's process to evaluate our CEO is as follows:



GOALS ESTABLISHED

At the beginning of each fiscal year, the Compensation Committee reviews the key performance and strategic and leadership goals presented by the CEO that align with our long-term strategic plan and approves those it wishes him to achieve for the upcoming fiscal year.

CEO SCORECARD DEVELOPED

Management prepares a scorecard that sets forth financial and operational business performance against goals developed by the Compensation Committee in five categories: financial achievement, strategic growth, operational excellence, human capital, and client goals. For more information on the fiscal year 2022 goals, see "Strategic and Leadership Goals" of this Proxy Statement. The CEO Scorecard is approved by the Compensation Committee at the beginning of the fiscal year.

FISCAL YEAR RESULTS REVIEWED BY COMPENSATION COMMITTEE

The Compensation Committee used the results of the CEO Scorecard to evaluate Mr. Gokey's performance when determining the achievement of his strategic and leadership goals of his fiscal year 2022 cash incentive award. The Compensation Committee also used the results of the CEO Scorecard in setting his fiscal year 2023 base salary and incentive compensation targets.

REVIEWED DECISIONS WITH THE BOARD OF DIRECTORS

The Compensation Committee presents its decisions for review by the full Board of Directors.

Executive Compensation

When the Compensation Committee made the compensation decisions for fiscal year 2022, they reviewed information from multiple sources, with the key sources indicated below.

Market Information and Peer Group	• In line with our compensation philosophy, the Compensation Committee reviews objective external information on compensation market analysis and trends that allows the Compensation Committee to make decisions to maximize shareholder value. This information is prepared or reviewed by the independent compensation consultant.
	• The independent compensation consultant provides the Compensation Committee with periodic updates on market best practices on executive compensation, compensation-related disclosures, and governance and regulatory updates.
	• In consultation with the independent compensation consultant, the existing peer group is reviewed on an annual basis for reasonableness. In addition, other companies are reviewed for potential inclusion in the peer group based on size and business, as explained further below.
Stockholder Feedback and Say on Pay Vote	• The Compensation Committee considers the annual advisory vote to approve compensation for our NEOs as an opportunity for stockholders to provide feedback on our executive compensation programs as well as our shareholder engagement process with our largest investors. For more detail, see "Stockholder Engagement" and "Say on Pay Vote" of this Proxy Statement.

Role of the Independent Compensation Consultant

The Compensation Committee engages FW Cook as its independent compensation consultant to provide compensation market analysis and insight with respect to the compensation of our executive officers and directors. In addition, FW Cook gives the Compensation Committee advice regarding selection of the Peer Group companies (as defined below), market competitive compensation, executive compensation trends, guidance on industry best practices, drafting of compensation-related disclosures, and governance and regulatory updates. FW Cook also provides ongoing assistance in the design and structure of the variable incentive plans, including the selection of performance metrics and the setting of performance goals.

The Compensation Committee annually reviews the independence of FW Cook and, in fiscal year 2022, concluded that FW Cook is independent, and their work has not raised any conflicts of interest. FW Cook reports to the Compensation Committee, does not perform any other services for the Company, and has no economic or other ties to the Company or the management team that could compromise their independence or objectivity.

Role of Management

Our CEO makes recommendations to the Compensation Committee with respect to the base salaries, annual cash incentive awards and long-term equity incentive awards for executive officers, within the framework of the executive compensation program approved by the Compensation Committee and taking into account FW Cook's review of market competitive compensation data on behalf of the Compensation Committee. These recommendations are based upon the CEO's assessment of each executive officer's performance, the performance of the individual's respective business or function, and retention considerations. The Compensation Committee considers the CEO's recommendations in its sole discretion. Our CEO does not make recommendations with respect to his compensation.

Executive Compensation

Peer Group Selection and Market Data

Broadridge refers to a peer group in establishing executive officer target compensation. The list of companies determined to be Broadridge's peers for executive officer compensation benchmarking purposes is reviewed annually by the Compensation Committee. Fiscal year 2022 target compensation was determined by the Compensation Committee taking into account the Peer Group set out below.

HOW THE PEER GROUP WAS CHOSEN:	HOW WE USE THE PEER GROUP:
• Comparable businesses operating in similar industries • Within a reasonable range of revenue, market capitalization, operating income, total assets, and number of employees compared to Broadridge, with revenue and market capitalization as the primary measures • Similar cost structures, business models, and compensation models • Similar level of global presence	• As a reference point to assess the competitiveness of base salary, incentive targets, and TDC awarded to the Named Executive Officers • As information on market practices in connection with compensation plan design, share utilization, share ownership guidelines and perquisites • To compare Company performance and validate whether executive compensation programs are aligned with Company performance

The Compensation Committee, with the assistance of FW Cook determined that the following 14 companies are Broadridge's peers for fiscal year 2022 compensation benchmarking purposes (the "*Peer Group*"):

Peer Group Companies

Alliance Data Systems Corporation

CoreLogic, Inc.[1]

Equifax, Inc.

Euronet Worldwide, Inc.

Fidelity National Information Services, Inc.

Fiserv, Inc.

Gartner, Inc.

Global Payments Inc.

IHS Markit Ltd.[1]

Jack Henry & Associates, Inc.

Paychex, Inc.

SS&C Technologies Holdings, Inc.

Verisk Analytics, Inc.

The Western Union Company

Revenues[2] Dollars in Billions

| BROADRIDGE | $4.9 |
| PEER GROUP MEDIAN | $4.4 |

Operating Income[2] Dollars in Billions

| BROADRIDGE | $0.7 |
| PEER GROUP MEDIAN | $1.0 |

Market Capitalization[2] Dollars in Billions

| BROADRIDGE | $18.4 |
| PEER GROUP MEDIAN | $23.4 |

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(1) IHS Markit Ltd. merged with S&P Global in February 2022, and CoreLogic, Inc. was acquired by a private equity firm in June 2021; therefore, both companies will be removed from next year's peer group.

(2) The metrics shown are projections from FW Cook's executive compensation review as of June 2021 and determination of market capitalization as of April 30, 2021.

Executive Compensation

Peer Group data is considered a primary source of information for the determination of both market practices and market compensation levels for the Named Executive Officers. As there is limited data on positions other than the CEO and CFO in the Peer Group data, the Compensation Committee also reviews data from two global survey sources related to general industry and technology companies, size-adjusted for Broadridge's total revenues, or in the case of the role of Mr. Schifellite, size-adjusted for the total revenues of the business he manages, when it considers the market competitiveness of Named Executive Officer compensation levels and/or market practices. The survey providers utilized were Willis Towers Watson and Aon Radford. The Compensation Committee does not review the specific companies included in these surveys and the data presented to the Compensation Committee is general and not specific to any particular subset of companies.

4. Compensation Governance

Stock Ownership Guidelines and Retention and Holding Period Requirements

The Company's robust stock ownership guidelines reinforce the objective of increasing equity ownership of the Company among executive officers in order to more closely align their interests with those of our stockholders. The ownership guidelines are based on each executive officer acquiring and holding a total equity value at least equal to a specified multiple of his or her annual base salary. The multiples of base salary by executive officer position are:

LEVEL	MULTIPLE OF BASE SALARY
Chief Executive Officer, Executive Chairman	6x
President	4x
Chief Financial Officer	3x
All other Corporate Senior Vice Presidents and Corporate Vice Presidents	2x

WHAT COUNTS:	WHAT DOESN'T COUNT:
• Shares owned outright	• Unexercised stock options
• Shares beneficially owned by direct family members (spouse, dependent children)	• Unvested time- and performance-based RSUs
• Shares held in the executive's account under a 401(k) plan or other savings plan	

The Compensation Committee has also established stock retention and holding period requirements for the executive officers. Specifically:

- An executive officer should retain at least 50% of the net profit shares realized after the exercise of stock options or vesting of RSUs until the ownership level is reached. Net profit shares are the shares remaining after the sale of shares to finance payment of the stock option exercise price, taxes and transaction costs owed at exercise or vesting.

- After the ownership level is met, the executive officer must continue to hold at least 50% of future net profit shares for one year.

All executive officers were in compliance with the stock retention requirement in fiscal year 2022. Additionally, 71% of our executive officers as of June 30, 2022 met their ownership multiples. The remaining executive officers were appointed within the last four years and are making progress toward meeting their ownership multiples.

Executive Compensation

Clawback Policy

The Company maintains a comprehensive Clawback Policy that permits the Company to recover incentive compensation in the event of an accounting restatement, an officer's intentional misconduct, or materially inaccurate performance calculation as follows:

SITUATION	POTENTIAL RECOVERY
Award was based upon the achievement of financial results that were subsequently the subject of an accounting restatement due to material noncompliance with financial reporting requirements by the Company	Recovery of the excess incentive-based compensation paid during a three-year period preceding the restatement If the executive officer's intentional misconduct or other wrongful conduct enumerated in the policy contributed to the circumstances requiring a restatement, then the Company may seek to recover all of the executive officer's incentive-based compensation and not just the excess amount
Executive officer engaged in intentional misconduct, or other wrongful conduct enumerated in the policy, which caused material financial or reputational damage to Broadridge	May recover up to all of the executive officer's incentive-based compensation during the three-year period preceding the relevant activity
Incentive payments are made due to a materially inaccurate performance calculation	Recovery of up to all of the executive officer's incentive-based compensation during the three-year period preceding the discovery of the inaccurate information

The Clawback Policy provides that the Board is not required to take any of these steps if it concludes that doing so would not be in the best interests of the Company.

Insider Trading Policy and Prohibition on Hedging and Pledging

The Broadridge trading policy for the Company's officers, directors and employees provides that the Company's officers, directors, certain employees or their immediate family members, family trusts or other controlled entities cannot engage in any transaction in Broadridge securities (including purchases, sales, broker assisted cashless exercises of stock options and the sale of Common Stock acquired pursuant to exercise of stock options) without first obtaining the approval of the Company's Chief Legal Officer or Corporate Secretary, or in their absence, the Company's Chief Compliance Officer, during a defined window period when they are not in possession of material non-public information about the Company.

The window period is generally defined as the period of time commencing on the second business day after the public release by Broadridge of its quarterly and annual earnings information and ending on the sixth business day after the close of the second month of each quarter. However, the window period can be closed by the Company's Chief Legal Officer at any time. The Broadridge trading policy also clarifies the obligations of Broadridge's officers, directors and employees with respect to securities law prohibitions against insider trading.

In addition, the trading policy prohibits the Company's officers, directors and employees from engaging in short sales and the purchase of any financial instrument, including prepaid variable forward contracts, equity swaps, put options, collars and exchange funds, or otherwise engaging in a transaction that is designed to, or may reasonably be expected to have the effect of, hedging or offsetting any decrease in the market value of Broadridge securities, and also prohibits holding Broadridge securities in a margin account or pledging Broadridge securities as collateral for a loan.

Executive Compensation

Employment Agreements and Offer Letters

Broadridge does not have employment agreements in place with any Named Executive Officers as of June 30, 2022.

The Compensation Committee approves all offers to executive officers joining Broadridge. Each offer includes customary elements of our compensation program (salary, annual cash incentive and long-term equity incentives), as well as one-time, transition compensation components. The Compensation Committee and management focus on developing a compelling compensation package that is consistent with our pay for performance philosophy and rewards for creating shareholder value. These components were designed to entice the executives to join Broadridge to deliver take-home compensation in the first year of employment approximating target compensation for the given role within our peer group and to compensate for value forfeited when leaving prior employment.

On July 27, 2021, Mr. Gumbs joined the Company as its Corporate Vice President and Chief Legal Officer. Mr. Gumbs' offer letter sets forth the terms of his compensation. The offer letter provides that his employment with the Company is "at will," which means his employment is not for any definite period of time and that either he or the Company can terminate his employment at any time, with or without cause or notice. The offer letter provides the following terms:

- **Base Salary**: Mr. Gumbs' annual base salary is $550,000 per year.

- **Cash Incentive Award**: Mr. Gumbs' annual cash incentive award target is 85% of his base salary with his participation in fiscal year 2022 prorated based on his period of service.

- **Long-Term Equity Incentive Compensation**: Mr. Gumbs will receive performance-based RSUs and stock options annually based on target values that are reviewed and approved by the Compensation Committee. The Compensation Committee has approved the following long-term equity value targets for Mr. Gumbs for fiscal year 2022: $605,000 in performance-based RSUs and $605,000 in stock options. Each of the foregoing equity grants shall be subject to the terms and conditions applicable to grants made to all other executive officers of the Company.

- **Executive Benefits**: Mr. Gumbs is eligible to participate in Broadridge's employee and executive benefit programs, including the Company's Officer Severance Plan and CIC Plan. In addition, Mr. Gumbs is entitled to the perquisites customarily provided to the Company's executive officers.

- **Make-Whole RSU Awards**: Mr. Gumbs received an aggregate amount of $4,200,000 in one-time time-based restricted stock unit ("*RSU*") awards in August 2021 as a partial make-whole award for incentive compensation forfeited upon his departure from his former employer. The awards were made to attract Mr. Gumbs, a highly talented and marketable candidate, to Broadridge and mitigate the risk of a counteroffer from his former employer. These make-whole awards reimbursed him for awards of a comparable amount granted by his former employer that were scheduled to vest in 2021 to 2023.

Section 162(m)

Section 162(m) of the Code generally places a limit of $1 million on the amount of compensation a public company can deduct in any year for each of its "covered employees" (which includes the current and certain former Named Executive Officers). The Compensation Committee believes that its primary responsibility is to provide a compensation program that is designed to attract, retain and reward the executive talent necessary to the success of the Company. The Compensation Committee considers the factors discussed above in setting the compensation of the Named Executive Officers, and it does not take into account the limit on deductibility under Section 162(m).

Executive Compensation

5. Additional Benefits
Retirement Plans

401(K)	SORP	ERSP
Our NEOs are provided retirement benefits on the same terms as those offered to other U.S.-based employees through the 401(k) Plan. The 401(k) Plan allows employees to save for retirement on a tax-deferred or Roth after-tax basis, and Broadridge makes matching contributions to the 401(k) Plan to encourage participation in this plan.	Mr. Gokey and Mr. Schifellite participate in the Supplemental Officer Retirement Plan (the "*SORP*"). The SORP provides supplemental benefits to certain executive officers and was intended to support the objective of attracting and retaining key talent by improving the competitiveness of our rewards package and tying the receipt of value to continued tenure through a defined retirement age. The SORP was closed to new participants on January 1, 2014.	The Amended and Restated Broadridge Executive Retirement and Savings Plan (the "*ERSP*") is a defined contribution restoration plan that mirrors the 401(k) Plan for a select group of U.S.-based executives. The ERSP allows for voluntary deferrals of base salary and/or cash incentives and employer contributions above the qualified plan limitations. SORP participants are eligible to defer cash compensation into the ERSP but are not eligible for Company matching.

See "Pension Benefits" and "Non-Qualified Deferred Compensation" on pages 82 and 83 in this Proxy Statement, respectively, for further information regarding Broadridge's retirement plans.

Benefits and Perquisites

ASSOCIATE BENEFITS	EXECUTIVE RETIREE HEALTH INSURANCE	PERQUISITES
Our NEOs receive health and welfare benefits during active employment on the same terms as those offered to other employees.	All NEOs who terminate employment with the Company after they have attained age 55 and have at least 10 years of service are eligible to participate in our Executive Retiree Health Insurance Plan. This plan is a post-retirement benefit plan that helps defray the health care costs of eligible key executive retirees and qualifying dependents until they are entitled to benefits under Medicare.	Broadridge provides the NEOs with a Company-paid car or car allowance. The Broadridge Foundation provides up to $10,000 per calendar year in matching of charitable contributions made to qualified tax-exempt organizations on behalf of executive officers. The Compensation Committee reviewed these perquisites in fiscal year 2022 and determined that they are in line with perquisites provided by companies with which Broadridge competes for talent.

See the All Other Compensation table on page 78 of this Proxy Statement for more information regarding the perquisites provided to the NEOs.

Executive Compensation

Severance Plans

Broadridge has a CIC Plan and a separate Officer Severance Plan covering all executive officers, which includes all NEOs. These plans were put in place to enhance recruitment and retention of senior officers who are key to our long-term success without the necessity of having separate employment agreements. In addition, the CIC Plan protects and enhances shareholder value by encouraging executive officers to evaluate potential transactions with independence and objectivity and ensuring continuity of management prior to and after a transaction.

In the event that an executive officer is due benefits or payments under both the Officer Severance Plan and the CIC Plan, the executive officer would be eligible to receive the greater of the benefits and payments and the more favorable terms and conditions determined on an item-by-item basis.

See "Potential Payments upon a Termination or Change in Control" beginning on page 84 of this Proxy Statement for further information regarding the CIC Plan and the Officer Severance Plan.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on such reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's 2022 Proxy Statement and be incorporated by reference in the 2022 Form 10-K.

Compensation Committee of the Board of Directors

Maura A. Markus, *Chair*
Brett A. Keller
Annette L. Nazareth

Executive Compensation

SUMMARY COMPENSATION

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
Timothy C. Gokey CEO	2022	$962,500	—	$3,701,756	$3,655,242	$1,694,379	$ 0	$ 54,351	$10,068,228
	2021	$900,000	—	$3,138,849	$3,380,445	$1,664,550	$1,120,315	$ 48,997	$10,253,156
	2020	$895,833	—	$2,867,291	$2,705,097	$1,468,800	$1,170,499	$ 41,888	$ 9,149,408
Edmund L. Reese CFO	2022	$625,000	—	$ 809,684	$ 799,559	$ 615,049	—	$113,285	$ 2,962,577
	2021	$352,308	$528,000	$1,599,377	$ 375,602	$ 369,044	—	$ 36,308	$ 3,260,639
Christopher J. Perry President	2022	$656,713	—	$1,017,875	$1,005,192	$1,094,839	—	$198,662	$ 3,973,281
	2021	$640,696	—	$ 888,170	$ 956,538	$1,067,041	—	$187,842	$ 3,740,287
	2020	$637,085	—	$ 427,725	$ 846,985	$1,043,630	—	$160,424	$ 3,115,849
Robert Schifellite SVP, ICS	2022	$660,535	—	$ 821,223	$ 811,011	$1,097,579	$ 0	$ 70,275	$ 3,460,623
	2021	$634,113	—	$ 718,433	$ 773,726	$1,034,556	$1,025,376	$ 57,895	$ 4,244,099
	2020	$630,539	—	$ 655,702	$ 618,611	$ 856,299	$1,295,668	$ 55,286	$ 4,112,105
Keir D. Gumbs[7] CVP, Chief Legal Officer	2022	$512,500		$4,947,445	$ 552,847	$ 498,699		$ 37,071	$ 6,548,562

(1) Reflects Mr. Reese's $528,000 one-time sign-on bonus paid in fiscal year 2021 in connection with his hiring to partially make him whole for incentive compensation forfeited upon his departure from his former employer.

(2) Reflects PRSUs and time-based RSUs granted under the 2018 Omnibus Plan. Amounts in this column represent the aggregate grant date fair value of the PRSUs and RSUs computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. See Note 15, "Stock-Based Compensation," to the 2022 Consolidated Financial Statements, for the relevant assumptions used to determine the valuation of these awards. The amounts shown reflect the grant date fair value based upon the probable outcome of the performance conditions as of the grant date. The maximum value of the PRSUs granted in fiscal year 2022 assuming achievement of the highest level of performance is: Mr. Gokey: $5,552,554; Mr. Reese: $1,214,526; Mr. Perry: $1,526,732; Mr. Schifellite: $1,231,835; and Mr. Gumbs: $5,227,276. Mr. Reese's fiscal year 2021 amount includes a one-time PRSU award and time-based RSU awards granted in connection with his hiring. Mr. Gumbs' fiscal year 2022 amount includes one-time time-based RSU awards with a fair value of $4,387,622 granted in connection with his hiring to partially make him whole for incentive compensation forfeited upon his departure from his former employer.

(3) Reflects stock options granted under the 2018 Omnibus Plan. Amounts in this column represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. See Note 15, "Stock-Based Compensation," to the 2022 Consolidated Financial Statements, for the relevant assumptions used to determine the valuation of these awards. The fair value of each option award is estimated on the date of grant using the binomial stock option valuation method.

(4) Represents annual cash incentive compensation based on performance of the NEOs during the corresponding fiscal year, which was paid to the NEOs in the following fiscal year.

(5) Represents changes in the actuarial present value of the NEOs' benefit under the SORP. The present value of accumulated benefits decreased for fiscal year 2022 for both Mr. Gokey and Mr. Schifellite due to significant changes in the discount rate from 2.90% to 4.82%. Mr. Gokey's change in pension value is ($282,182) and Mr. Schifellite's change is ($730,755). See the Pension Benefits table for a discussion of the SORP and development of the actuarial present value.

(6) See the All Other Compensation table on page 78 of this Proxy Statement for additional information.

(7) Mr. Gumbs was appointed the Company's Chief Legal Officer effective July 27, 2021.

Executive Compensation

ALL OTHER COMPENSATION

Name	Year	Perquisites and Other Personal Benefits[A]	Tax Reimburse-ments[B]	Company Contributions to Defined Contribution Plans[C]	Insurance Premiums[D]	Matching Charitable Contributions[E]	Total
Timothy C. Gokey	2022	$20,046	—	$ 22,265	$2,040	$10,000	$ 54,351
	2021	$13,512	—	$ 23,444	$2,041	$10,000	$ 48,997
	2020	$13,334	—	$ 16,844	$1,710	$10,000	$ 41,888
Edmund L. Reese	2022	$21,370	—	$ 79,960	$1,955	$10,000	$113,285
	2021	$ 8,808	—	$ 16,389	$1,111	$10,000	$ 36,308
Christopher J. Perry	2022	$23,550	—	$163,092	$2,020	$10,000	$198,662
	2021	$15,000	—	$160,853	$1,989	$10,000	$187,842
	2020	$20,100	$1,250	$127,416	$1,658	$10,000	$160,424
Robert Schifellite	2022	$24,544	—	$ 33,703	$2,028	$10,000	$ 70,275
	2021	$13,875	—	$ 32,045	$1,975	$10,000	$ 57,895
	2020	$14,284	—	$ 29,355	$1,647	$10,000	$ 55,286
Keir D. Gumbs	2022	$17,620	—	$ 14,300	$1,651	$ 3,500	$ 37,071

(A)   Fiscal year 2022 amounts for Mr. Gokey and Mr. Schifellite include actual costs to the Company of leasing automobiles used for personal travel, automobile insurance and other maintenance costs. Fiscal year 2022 amounts for Mr. Reese, Mr. Perry and Mr. Gumbs include a car allowance paid by the Company. For all NEOs fiscal year 2022 amounts include amounts paid by the Company on behalf of their spouses or significant others who accompanied them on business travel.

(B)   Represents reimbursement of taxes up to $1,250 on amounts paid by the Company on behalf of their spouses or significant others who accompanied them on business travel. The Company ceased providing this payment in fiscal year 2021.

(C)   Represents contributions made by the Company to the ERSP and/or the 401(k) Plan on behalf of the NEOs.

(D)   Represents life insurance, accidental death and dismemberment and long-term disability premiums paid by the Company on behalf of the executives.

(E)   Represents Company-paid contributions made to qualified tax-exempt organizations on behalf of the NEOs under the Matching Gift Program. The Company matches 100% of all contributions made by its executive officers to qualified tax-exempt organizations, up to a maximum Company contribution of $10,000 per calendar year.

Executive Compensation

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information with respect to all plan-based awards granted to our Named Executive Officers in fiscal year 2022. See the Outstanding Equity Awards at Fiscal Year-End table for the outstanding stock option awards and unvested stock awards held by each of the Named Executive Officers as of June 30, 2022.

Name	Grant Date	Committee Award Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Timothy C. Gokey			$731,250	$1,462,500	$2,925,000							
	01-Oct-2021[4]	15-Sep-2021				11,548	23,097	34,645				$3,701,756
	14-Feb-2022[5]	14-Feb-2022								109,800	$144.84	$3,655,242
Edmund L. Reese			$267,750	$ 535,500	$1,071,000							
	01-Oct-2021[4]	15-Sep-2021				2,526	5,052	7,578				$ 809,684
	14-Feb-2022[5]	14-Feb-2022								24,018	$144.84	$ 799,559
Christopher J. Perry			$461,942	$ 923,884	$1,847,768							
	01-Oct-2021[4]	15-Sep-2021				3,175	6,351	9,526				$1,017,875
	14-Feb-2022[5]	14-Feb-2022								30,195	$144.84	$1,005,192
Robert Schifellite			$432,783	$ 865,565	$1,731,130							
	01-Oct-2021[4]	15-Sep-2021				2,562	5,124	7,686				$ 821,223
	14-Feb-2022[5]	14-Feb-2022								24,362	$144.84	$ 811,011
Keir D. Gumbs			$217,100	$ 434,199	$ 868,398							
	16-Aug-2021[6]	09-Aug-2021							8,079			$1,424,732
	16-Aug-2021[7]	09-Aug-2021							12,209			$2,129,616
	16-Aug-2021[8]	09-Aug-2021							4,848			$ 833,274
	01-Oct-2021[4]	15-Sep-2021				1,746	3,493	5,239				$ 559,823
	14-Feb-2022[5]	14-Feb-2022								16,607	$144.84	$ 552,847

(1) Amounts consist of the threshold, target and maximum annual cash incentive award levels. Amounts in the threshold awards column represent 50% of the target award which corresponds to the minimum performance level required for a payout of the award. Amounts in the maximum awards column represent 200% of the target award which corresponds to the maximum payout of the award. Actual amounts paid to the Named Executive Officers are reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation table with respect to fiscal year 2022.

(2) Amounts consist of the threshold, target and maximum PRSU awards set in fiscal year 2022 under the 2018 Omnibus Plan. Amounts in the threshold awards column represent 50% of the target award which corresponds to the minimum performance level required for a payout of the award. Amounts in the maximum awards column represent 150% of the target award which corresponds to the maximum payout of the award.

(3) These amounts are valued based on the aggregate grant date fair value of the award determined pursuant to FASB ASC Topic 718 and based on the probable outcome of the performance condition in the case of PRSUs. See Note 15, "Stock-Based Compensation," to the 2022 Consolidated Financial Statements, for a discussion of the relevant assumptions used in calculating these amounts.

(4) Represents PRSUs granted under the 2018 Omnibus Plan on October 1, 2021 that will vest and convert to shares of Common Stock on April 1, 2024, provided that pre-set financial performance goals are met over the fiscal years 2022 and 2023 performance cycle and that the NEO remains employed by the Company through the vesting date. NEOs can earn from 0% to 150% of their stated PRSU award amount in shares.

(5) Represents a stock option award granted under the 2018 Omnibus Plan on February 14, 2022, that will vest ratably over the next four years on the anniversary of the date of grant.

(6) Represents time-based RSUs granted to Mr. Gumbs under the 2018 Omnibus Plan on August 16, 2021 for his appointment as Chief Legal Officer. The awards vested on December 15, 2021.

(7) Represents time-based RSUs granted to Mr. Gumbs under the 2018 Omnibus Plan on August 16, 2021 for his appointment as Chief Legal Officer. The awards vested on August 16, 2022.

(8) Represents time-based RSUs granted to Mr. Gumbs under the 2018 Omnibus Plan on August 16, 2021 for his appointment as Chief Legal Officer. The awards will vest on August 16, 2023.

Executive Compensation

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information regarding unexercised stock options and unvested stock and equity incentive plan awards for each of the Named Executive Officers as of June 30, 2022.

Name	Option Awards				Stock Awards [1]			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Timothy C. Gokey	72,222	0	$ 50.95	09-Feb-2025[2]				
	61,349	0	$ 51.95	08-Feb-2026[3]				
	59,395	0	$ 67.32	10-Feb-2027[4]				
	46,561	0	$ 93.88	12-Feb-2028[5]				
	74,873	24,958	$ 98.31	11-Feb-2029[6]				
	62,938	62,939	$117.34	04-Feb-2030[7]				
	27,279	81,838	$148.07	12-Feb-2031[8]				
	0	109,800	$144.84	14-Feb-2032[9]				
					34,277	$4,886,186[10]		
							23,097	$3,292,477[11]
Edmund L. Reese	3,031	9,093	$148.07	12-Feb-2031[8]				
	0	24,018	$144.84	14-Feb-2032[9]				
					1,721	$ 245,329[12]		
					988	$ 140,839[13]		
							5,052	$ 720,163[11]
Christopher J. Perry	4,179	0	$ 93.88	12-Feb-2028[5]				
	13,562	4,677	$ 98.31	11-Feb-2029[6]				
	19,706	19,707	$117.34	04-Feb-2030[7]				
	7,719	23,157	$148.07	12-Feb-2031[8]				
	0	30,195	$144.84	14-Feb-2032[9]				
					9,699	$1,382,592[10]		
							6,351	$ 905,335[11]
Robert Schifellite	10,611	0	$ 50.95	09-Feb-2025[2]				
	37,248	0	$ 51.95	08-Feb-2026[3]				
	32,397	0	$ 67.32	10-Feb-2027[4]				
	23,877	0	$ 93.88	12-Feb-2028[5]				
	21,011	7,004	$ 98.31	11-Feb-2029[6]				
	14,393	14,393	$117.34	04-Feb-2030[7]				
	6,243	18,732	$148.07	12-Feb-2031[8]				
	0	24,362	$144.84	14-Feb-2032[9]				
					7,845	$1,118,305[10]		
							5,124	$ 730,426[11]

Executive Compensation

Name	Option Awards				Stock Awards [1]			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Keir D. Gumbs	0	16,607	$144.84	14-Feb-2032[9]				
					12,209	$1,740,393[14]		
					4,848	$ 691,082[15]		
							3,493	$497,927[11]

(1)   Calculated using the closing stock price on the last trading day of fiscal year 2022 of $142.55 per share.

(2)   Represents annual stock options granted on February 9, 2015. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(3)   Represents annual stock options granted on February 8, 2016. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(4)   Represents annual stock options granted on February 10, 2017. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(5)   Represents annual stock options granted on February 12, 2018. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(6)   Represents annual stock options granted on February 11, 2019. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(7)   Represents annual stock options granted on February 4, 2020. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(8)   Represents annual stock options granted on February 12, 2021. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(9)   Represents annual stock options granted on February 14, 2022. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(10) Represents PRSUs awarded on October 1, 2020, of which 140% were earned. These PRSUs will vest and convert to shares of Common Stock on April 1, 2023, subject to continued employment by the Company of the NEO through the vesting date.

(11) Represents PRSUs awarded on October 1, 2021. This PRSU award will vest and convert to shares of Common Stock on April 1, 2024, provided that pre-set financial performance goals are met over the fiscal years 2022 and 2023 performance cycle, subject to continued employment by the Company of the NEO through the vesting date. The NEO can earn from 0% to 150% of their stated PRSU award amount in shares.

(12) Represents time-based RSUs granted on December 7, 2020 to Mr. Reese for his appointment as Chief Financial Officer. This grant will vest in full on January 31, 2023.

(13) Represents special PRSUs awarded on December 7, 2020 to Mr. Reese for his appointment as Chief Financial Officer, of which 140% were earned. These PRSUs will vest and convert to shares of Common Stock on April 1, 2023.

(14) Represents time-based RSUs granted on August 16, 2021 to Mr. Gumbs for his appointment as Chief Legal Officer. This grant vested on August 16, 2022.

(15) Represents time-based RSUs granted on August 16, 2021 to Mr. Gumbs for his appointment as Chief Legal Officer. This grant will vest on August 16, 2023.

Executive Compensation

OPTION EXERCISES AND STOCK VESTED

The following table provides information regarding the number of stock options that were exercised by Named Executive Officers and the number of PRSU and RSU awards that vested during fiscal year 2022, and the value realized from the exercise or vesting of such awards.

| Name | Option Awards[1] | | Stock Awards[2] | |
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Timothy C. Gokey	60,908	$7,956,753	26,369	$4,121,738
Edmund L. Reese	—	—	4,964	$ 778,924
Christopher J. Perry	47,236	$4,967,895	3,933	$ 614,767
Robert Schifellite	33,000	$4,033,958	6,030	$ 942,549
Keir D. Gumbs	—	—	8,079	$1,438,224

(1) The shares acquired on exercise represent shares of our Common Stock. The value realized upon the exercise of stock options is determined using the difference between the market price of Common Stock on the date of exercise and the exercise price of the stock options.

(2) RSUs convert to shares of Common Stock upon vesting. The value realized on vesting equals the number of RSUs multiplied by the closing price of Common Stock on the date of vesting.

PENSION BENEFITS

The following table sets forth for each Named Executive Officer certain information with respect to the SORP, which provides for pension benefits in connection with retirement. Mr. Perry, Mr. Reese and Mr. Gumbs were not eligible to participate in this plan.

Name	Number of Years of Credited Service[1] (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
Timothy C. Gokey	11	$5,067,854	—
Edmund L. Reese	—	—	—
Christopher J. Perry	—	—	—
Robert Schifellite	21	$7,266,477	—
Keir D. Gumbs	—	—	—

(1) SORP-credited service is defined as complete calendar years. Years of service recognized under the SORP for Mr. Schifellite include credit for his six years of service under the ADP Supplemental Officer Retirement Plan (the "*ADP SORP*") (as described in more detail below). For actuarial valuation purposes, credited service is attributed through the Statement of Financial Accounting Standards measurement date.

(2) Service credit and actuarial values are calculated as of June 30, 2022, the pension plan's measurement date for the last fiscal year. Actuarial values are based on the Society of Actuaries ("*SOA*") PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021. The method of valuation to determine the liabilities presented includes discounting the value of the respective benefits, based on service accrued through the measurement date and payable at age 65, for interest and mortality with mortality not applicable prior to the commencement of benefits. The present value amounts for the SORP include the impact of the years of service credited under the ADP SORP and are also net of the ADP SORP offset (as described in more detail below).

The SORP is available to executive officers of the Company hired prior to January 1, 2014. Benefits under the SORP are not subject to any maximum benefit limitations under the Code. Although benefits under the SORP are generally payable out of the general assets of the Company, the Company has established a "rabbi trust," which is intended to provide a source of funds to be contributed by the Company to assist the Company in meeting its liabilities under the SORP.

Executive Compensation

The SORP provides for a lifetime annuity retirement benefit payable annually at age 65 equal to the product of: (a) a participant's final five-year average cash compensation; (b) a multiplier which equals two percent for every year of credited service up to 20 years, plus an additional one percent for every year of service in excess of 20 years; and (c) the applicable vesting percentage.

Years of Credited Service	Vesting Percentage
0-4	0%
5	50%
6	60%
7	70%
8	80%
9	90%
10	100%

Compensation covered under the SORP includes base salary and annual cash incentive award (paid or deferred) and is not subject to the limitations under the Code. Equity compensation is not included in the calculation of the SORP benefit. Payments are also available in other forms of actuarial equivalent annuities.

Reduced benefits are available after age 60 using an early retirement reduction of five percent for each year the benefit commences earlier than age 65. If a participant with a vested benefit terminates employment with the Company prior to reaching age 60, payment of the benefit is delayed until the participant reaches age 60. In addition, the SORP provides: (i) a disability retirement benefit, generally calculated in the same manner as the retirement benefit, if a participant incurs a "disability" while employed by the Company; and (ii) if a participant dies, a spousal benefit equal to 50% of the benefit the participant would have been entitled to at death, provided the participant is at least 35 years old and the vested percentage is greater than zero. Mr. Gokey and Mr. Schifellite are currently eligible for early retirement under the SORP.

Mr. Schifellite is credited with six years of service accrued under the ADP SORP as of the date the Company became an independent company from ADP. While the net effect of this increases the accrued benefit he receives under the SORP, the benefits are offset by the amount of his vested, accrued benefits payable under the ADP SORP. The amount of the offset will continue to be the obligation of ADP and is $25,916 for Mr. Schifellite.

NON-QUALIFIED DEFERRED COMPENSATION

The following table presents contribution, earnings and balance information under the ERSP for our Named Executive Officers for fiscal year 2022.

Name	Executive Contributions in Fiscal Year 2022 ($)[1]	Registrant Contributions in Fiscal Year 2022 ($)[2]	Aggregate Earnings in Fiscal Year 2022 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at June 30, 2022 ($)[3]
Timothy C. Gokey	—	—	—	—	—
Edmund L. Reese	$136,309	$ 77,382	$ (38,884)	—	$ 330,610
Christopher J. Perry	$366,458	$144,706	$(124,901)	$(317,779)	$2,635,724
Robert Schifellite	—	—	—	—	—
Keir D. Gumbs	—	—	—	—	—

Executive Compensation

(1) Represents the deferral of fiscal year 2022 salary and non-equity incentive compensation which is reported in the Summary Compensation table for fiscal year 2022.

(2) Represents Company contributions to the ERSP reported in the All Other Compensation column of the Summary Compensation table for fiscal year 2022.

(3) This total reflects the cumulative value of each participant's deferrals (including the fiscal year 2022 non-equity incentive compensation deferrals of $328,452 for Mr. Perry and $123,010 for Mr. Reese), as well as Company contributions and individual investment experience. The total includes executive and Company contributions of $2,337,717 for Mr. Perry and $31,309 for Mr. Reese that were previously reported in the Summary Compensation table as compensation for previous years.

The ERSP is a defined contribution restoration plan that mirrors the Company's qualified 401(k) Plan. The purpose of the ERSP is to provide specified deferred compensation benefits to a select group of U.S.-based management or highly compensated employees. The ERSP allows for voluntary participant deferrals of base salary and/or bonus (as defined in the ERSP) and employer contributions above the Code's qualified defined contribution compensation and deferral limitations. Participants in the SORP are eligible to defer their cash compensation under the ERSP but are not eligible for additional benefits such as Company contributions under the ERSP. Company contributions vest 50% after two years of service and 100% after three years of service.

Participants may designate one or more investments from among 23 externally managed mutual funds selected by the plan administrator and available for investment in participants' accounts under the ERSP to serve as a notional basis for calculating earnings accruals on employee and Company contributions to the ERSP.

The Company provides two types of contributions for eligible employees, as described below. In addition, the Company provides an additional Company contribution to certain executives who are not participants in the SORP (Mr. Reese and Mr. Perry in fiscal year 2022). Eligible employees generally must be employed on December 31st to receive the employer contributions for that plan year.

- **Restoration basic contribution:** The Company provides a restoration basic contribution which varies from 1% to 6.25% of eligible salary and cash incentive compensation above the Code's compensation limit based on the number of years of the eligible employee's service. Eligible employees are not required to contribute to the ERSP in order to receive the restoration basic contribution.

- **Restoration matching contribution:** Participants who contribute the maximum contribution to the 401(k) Plan are eligible to receive a restoration matching contribution equal to $0.70 or $0.80 for every dollar deferred under the ERSP, up to 6% of eligible pay above the Code's compensation limit based on the number of months of participation under the 401(k) Plan.

- **Additional Company contribution:** Certain executives who are not participants in the SORP are eligible to receive an additional Company contribution of 3% of their base salary and cash incentive amounts.

Participants may elect to enroll in the ERSP each calendar year, but once their deferral elections are made they are irrevocable for the covered year. Participants elect to receive distributions (either as a lump sum or in annual installments) of their deferrals plus any subsequent interest or investment gains upon their retirement, or on a fixed future date at least three years in the future. Certain participants will be subject to a six-month delay prior to their receipt of these distributions. ERSP participants who terminate employment with the Company prior to their elected fixed distribution date receive a lump sum distribution of all deferred amounts by six months after the termination date.

POTENTIAL PAYMENTS UPON A TERMINATION OR CHANGE IN CONTROL

The Company does not have any employment agreements with its Named Executive Officers that require severance payments upon termination of their employment. The Company maintains the Change in Control Severance Plan for Corporate Officers and Officer Severance Plan under which the Named Executive Officers may be eligible for severance payments upon termination of their employment.

The following tables and footnotes quantify the treatment of compensation and value of benefits that each Named Executive Officer would receive under the Company's compensation program upon various scenarios for termination of employment.

Executive Compensation

The tables include the amounts that the Named Executive Officers would receive as of June 30, 2022 under the SORP and the Executive Retiree Health Insurance Plan upon retirement, which amounts would be payable on termination of employment. Compensation amounts deferred under the ERSP have been earned and therefore are retained by the Named Executive Officers upon termination. Amounts deferred under the ERSP are not included in the following tables because they are reported in the Non-Qualified Deferred Compensation table on page 83 of this Proxy Statement.

Change in Control Severance Plan

The Company maintains the CIC Plan for the payment of certain benefits to executive officers, including our Named Executive Officers, upon certain qualifying terminations of employment from Broadridge following a change in control.

The CIC Plan provides for the following severance benefits upon a termination without "cause" or for "good reason" (as defined below) within two years after a CIC (as defined below):

- **Compensation:** The Named Executive Officers will receive 150% of their "current total annual compensation" (generally defined as the sum of (i) the greater of (a) the highest rate of annual salary during the calendar year of termination, or (b) the highest rate of annual salary during the calendar year immediately prior to the year of termination, plus (ii) the average annual cash incentive earned in the last two completed calendar years).

  The plan also provides for the payment of a pro-rata annual bonus for the year of termination based on the average of the participant's annual bonus for the two years prior to the year of termination.

- **Stock Option Vesting:** 100% vesting of all unvested stock options.

- **RSU Vesting:** 100% vesting of all unvested time-based RSUs where vesting restrictions would have lapsed within two years of termination. For performance-based RSUs, vesting upon such termination (at target, if the CIC is during the first year of the performance period, or based on actual performance through the last completed fiscal quarter prior to the CIC, if the CIC occurs after the first year of the performance period).

In addition, the Company will reduce the severance payments and benefits to the extent specified in the CIC Plan to avoid the imposition of the excise tax under Section 4999 of the Code.

For purposes of the CIC Plan, a "change in control" conforms to the "change in control" to the corresponding definition in the 2018 Omnibus Plan.

For purposes of the CIC Plan, "cause" generally means the occurrence of any of the following events after a CIC which is not cured within 15 days after written notice thereof: (A) gross negligence or willful misconduct which is materially injurious to the Company monetarily or otherwise; (B) misappropriation or fraud with regard to the Company or its assets; or (C) conviction of, or the pleading of guilty or nolo contendere to, a felony involving the assets or business of the Company.

For purposes of the CIC Plan, "good reason" generally means the occurrence of any of the following events after a CIC which is not cured within 15 days after written notice thereof: (A) material diminution in the value and importance of a participant's position, duties, responsibilities or authority; (B) a reduction in a participant's aggregate compensation or benefits; or (C) a failure of any successor or assign of the Company to assume in writing the obligations under the CIC Plan. The "good reason" definition includes a trigger for changes in location of primary worksite of more than 50 miles and to clarify that any reduction in compensation would have to be material and be measured by aggregate compensation and benefits.

In the instance that an executive officer is due benefits or payments under both the Officer Severance Plan and the CIC Plan, the executive officer would be eligible to receive the greater of the benefits and payments and the more favorable terms and conditions determined on an item-by-item basis. See below for the details on the Officer Severance Plan.

Executive Compensation

Potential Change in Control Payments

The following table sets forth the payments which each of our Named Executive Officers would have received assuming that the employment of each Named Executive Officer was terminated by the Company on June 30, 2022 without "cause" or by the executive for "good reason" within two years following a change in control.

Name / Form of Compensation	Change in Control within 2 Years
Timothy C. Gokey	
Cash[1]	4,300,013
Vesting of Equity Awards[2]	10,869,498
SORP[3]	5,285,861
Health Coverage[4]	200,000
Total	**20,655,372**
Edmund L. Reese	
Cash[1]	1,560,049
Vesting of Equity Awards[2]	1,106,331
Total	**2,666,380**
Christopher J. Perry	
Cash[1]	2,572,879
Vesting of Equity Awards[2]	2,991,651
Total	**5,564,530**
Robert Schifellite	
Cash[1]	2,416,870
Vesting of Equity Awards[2]	2,521,435
SORP[3]	7,391,306
Health Coverage[4]	60,000
Total	**12,389,611**
Keir D. Gumbs	
Cash[1]	1,323,699
Vesting of Equity Awards[2]	2,929,403
Total	**4,253,102**

(1)   Represents "current total annual compensation" as detailed above.

(2)   Represents the aggregate value of all unvested stock options and PRSUs vesting upon termination under the CIC Plan as detailed above based on the closing price of our Common Stock on the last trading day of fiscal year 2022 of $142.55 per share.

(3)   Mr. Gokey and Mr. Schifellite are 100% vested and would commence receiving annual benefits at termination which would be reduced by an early retirement factor for commencement prior to age 65. Service credit and actuarial values are calculated as of June 30, 2022 (the SORP's measurement date for the last fiscal year). Actuarial values are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 4.82% discount rate.

(4)   Based on age and service, Mr. Gokey and Mr. Schifellite are eligible for executive retiree medical benefits under the Executive Retiree Health Insurance Plan upon termination of employment with the Company until they and their spouse reach age 65. Actuarial values are calculated as of June 30, 2022 (measurement date for the last fiscal year) and are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 4.56% discount rate.

Executive Compensation

Officer Severance Plan

In the event of a termination without "cause" (as defined below) that is not covered under the CIC Plan, executive officers would be eligible to receive severance benefits under the Officer Severance Plan instead of the CIC Plan. Retirement and voluntary resignation do not qualify for severance benefits. Upon a qualifying termination under the Officer Severance Plan, the executive officers would be eligible to receive:

- Continued payment of base salary of 24 months for the CEO and 18 months for the other Named Executive Officers

- Payment of a cash incentive award for the fiscal year of termination on the normal payment date based on actual performance, pro-rated for the Named Executive Officers other than the CEO, who are eligible for a full year's cash incentive award

- Continued vesting during the severance period of 24 months for the CEO and 18 months for the other Named Executive Officers of equity awards granted after the effective date of the Officer Severance Plan, with proration of performance-based restricted stock and PRSUs if the termination occurs prior to the end of the performance period

As a condition to receiving any severance payments under the Officer Severance Plan, executive officers will be required to enter into agreements that contain a general release of the Company and certain restrictive covenants, including non-competition provisions that will be in force during the severance period.

For purposes of the Officer Severance Plan, as in effect on June 30, 2022, "cause" generally means: (A) conviction of, or pleading nolo contendere to, a felony; (B) wilful misconduct resulting in material harm to the Company; (C) fraud, embezzlement, theft or dishonesty resulting in material harm to the Company; (D) continuing failure to perform duties after written notice; (E) material breach of any confidentiality, non-solicitation and/or non-competition agreements; or (F) violations of the Company's Code of Conduct.

Executive Compensation

Potential Payments upon Involuntary Termination without Cause

The following table sets forth the payments which each of our Named Executive Officers would have received assuming that the employment of each Named Executive Officer was terminated by the Company on June 30, 2022 without "cause."

Name / Form of Compensation	Involuntary Term without Cause
Timothy C. Gokey	
Cash[1]	3,644,379
Vesting of Equity Awards[2]	10,869,498
SORP[3]	5,285,861
Health Coverage[4]	200,000
Total	**19,999,738**
Edmund L. Reese	
Cash[1]	1,560,049
Vesting of Equity Awards[2]	656,229
Total	**2,216,278**
Christopher J. Perry	
Cash[1]	2,084,715
Vesting of Equity Awards[2]	2,177,398
Total	**4,262,113**
Robert Schifellite	
Cash[1]	2,096,307
Vesting of Equity Awards[2]	2,064,919
SORP[3]	7,391,306
Health Coverage[4]	60,000
Total	**11,612,532**
Keir D. Gumbs	
Cash[1]	1,323,699
Vesting of Equity Awards[2]	2,618,198
Total	**3,941,897**

(1)   Represents base salary continuation for 24 months for Mr. Gokey or 18 months for other Named Executive Officers and annual cash incentive award based on actual financial achievement for fiscal year 2022.

(2)   For Mr. Reese, Mr. Perry and Mr. Gumbs, represents the aggregate value of all unvested stock options and performance-based RSUs assuming performance at target that are eligible to vest upon termination under the Officer Severance Plan as detailed above, based on the closing price of our Common Stock on the last trading day of fiscal year 2022 of $142.55 per share. For Mr. Gokey and Mr. Schifellite, if they were to be involuntarily terminated, based on age, they would qualify for "retirement" treatment of their outstanding equity awards, which would continue to vest for a period of time on the original vesting dates. For this purpose, "retirement" is defined as termination of employment for any reason other than "cause" for employees age 65 and over, and involuntary termination of employment without "cause" for employees age 60 and over.

(3)   Mr. Gokey and Mr. Schifellite are 100% vested and would commence receiving annual benefits at termination which would be reduced by an early retirement factor for commencement prior to age 65. Service credit and actuarial values are calculated as of June 30, 2022 (the SORP's measurement date for the last fiscal year). Actuarial values are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 4.82% discount rate.

(4)   Based on age and service, Mr. Gokey and Mr. Schifellite are eligible for executive retiree medical benefits under the Executive Retiree Health Insurance Plan upon termination of employment with the Company until they and their spouse reach age 65. Actuarial values are calculated as of June 30, 2022 (measurement date for the last fiscal year) and are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 4.56% discount rate.

Executive Compensation

Payments upon Other Termination of Employment Scenarios

The following table sets forth the payments which each of our Named Executive Officers would have received under various other termination scenarios under arrangements in effect on June 30, 2022.

All equity grants are governed by equity agreements, which provide for accelerated or continued vesting of outstanding awards for other termination of employment scenarios.

In the case of Death or Permanent Disability, all unvested stock options vest in full and unvested performance-based RSUs vest at target if termination occurs prior to the end of the performance period and based on actual performance if termination occurs after the end of the performance period and prior to the vesting date.

In the case of a Voluntary Termination or Involuntary Termination with Cause, all unvested equity is forfeited.

In the case of Retirement, awards would continue to vest for a period of time on the original vesting dates. For this purpose, "retirement" is defined as termination of employment for any reason other than "cause" for employees age 65 and over, and involuntary termination of employment without "cause" for employees age 60 and over. Stock options continue to vest and are exercisable for a period of 36 months following a retirement. In the case of performance-based RSUs, if retirement occurs prior to the end of the performance period, the award will vest on the original vesting date based on actual performance pro-rated for the period worked during the performance period, and if retirement occurs after the end of the performance period, the award will vest on the original vesting date based on actual performance for the entire performance period.

Executive Compensation

Name / Form of Compensation	Death	Disability	Voluntary Term or Involuntary Term w Cause	Retirement
Timothy C. Gokey				
Cash[1]	—	—	—	—
Vesting of Equity Awards[2]	9,473,506	9,473,506	—	10,869,498
SORP[3]	2,642,930	6,607,326	5,285,861	5,285,861
Health Coverage[4]	—	200,000	200,000	200,000
Total	**12,116,436**	**16,280,832**	**5,485,861**	**16,355,359**
Edmund L. Reese				
Cash[1]	—	—	—	—
Vesting of Equity Awards[2]	1,066,131	1,066,131	—	—
Total	**1,066,131**	**1,066,131**	**—**	**—**
Christopher J. Perry				
Cash[1]	—	—	—	—
Vesting of Equity Awards[2]	2,596,645	2,596,645	—	—
Total	**2,596,645**	**2,596,645**	**—**	**—**
Robert Schifellite				
Cash[1]	—	—	—	—
Vesting of Equity Awards[2]	2,201,981	2,201,981	—	2,064,919
SORP[3]	3,695,653	7,780,322	7,391,306	7,391,306
Health Coverage[4]	—	60,000	60,000	60,000
Total	**5,897,634**	**10,042,303**	**7,451,306**	**9,516,225**
Keir D. Gumbs				
Cash[1]	—	—	—	—
Vesting of Equity Awards[2]	2,929,403	2,929,403	—	—
Total	**2,929,403**	**2,929,403**	**—**	**—**

(1)   Represents the aggregate value of all unvested stock options and PRSUs with accelerated vesting upon termination based on the closing price of our Common Stock on the last trading day of fiscal year 2022 of $142.55 per share.

(2)   Mr. Gokey and Mr. Schifellite would not qualify for retirement treatment of their awards if they were to voluntarily terminate employment or if the Company terminated their employment with "cause," but they would qualify for retirement treatment on their awards if the Company involuntarily terminated their employment without "cause."

(3)   Mr. Gokey and Mr. Schifellite are 100% vested and would commence receiving annual benefits at termination which would be reduced by an early retirement factor for commencement prior to age 65. Service credit and actuarial values are calculated as of June 30, 2022 (the SORP's measurement date for the last fiscal year). Actuarial values are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 4.82% discount rate.

(4)   Based on age and service, Mr. Gokey and Mr. Schifellite are eligible for executive retiree medical benefits under the Executive Retiree Health Insurance Plan upon termination of employment with the Company until they and their spouse reach age 65. Actuarial values are calculated as of June 30, 2022 (measurement date for the last fiscal year) and are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 4.56% discount rate.

Executive Compensation

CEO PAY RATIO

In accordance with SEC rules, we are providing the following information about the relationship between the annual total compensation of our median compensated employee and the annual total compensation of our CEO. The SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

- The 2022 annual total compensation of Mr. Gokey was $10,083,235, which was determined by adding the Company's cost of benefits for Mr. Gokey to the "Total" compensation shown for our CEO in "Summary Compensation" on page 77 of this Proxy Statement.

- The 2022 annual total compensation of our median compensated employee was $64,515 including the Company's cost of benefits for the median employee.

- Accordingly, the ratio of Mr. Gokey's annual total compensation to the annual total compensation of our median compensated employee for fiscal year 2022 was approximately 156 to 1.

The pay ratio was calculated in a manner consistent with Item 402(u) of Regulation S-K and is based upon our reasonable judgment and assumptions.

Calculating the CEO Pay Ratio

Determining our Global Employee Population

To calculate this pay ratio, we determined our median compensated employee by collecting compensation data for all 14,432 Broadridge employees, excluding employees in the countries listed below that, in the aggregate, comprise less than five percent of our global employee population (considered "de minimis" under SEC rules).

- Applying the de minimis exemption, we excluded a total of 693 employees in the following jurisdictions, which constituted all of our employees in each referenced jurisdiction: Australia (27), Belgium (3), Brazil (9), Czechia (21), France (126), Germany (59), Hong Kong (90), Italy (17), Japan (55), the Netherlands (8), Philippines (125), Poland (64), Singapore (56), and Sweden (33).

- We also excluded from this population independent contractors and temporary workers who are paid through a third party.

In total, we collected compensation data for employees in seven countries, comprising over 95% of our global employee population. These seven countries are: U.S., India, Canada, United Kingdom, Russia, Romania and Ireland. Our calculation was comprised of a population of 13,739 globally (after excluding the 693 non-U.S. employees described above), of which 7,127 were in the U.S. and 6,612 were located outside the U.S.

Determining the Median Compensated Employee

To identify our median compensated employee, we used total cash compensation and employer cost for health benefits as our compensation measure, which, for these purposes, included base salary, cash incentive payments, cash commissions and other similar payments, as well as the estimated employer cost for health benefits for those participating in our benefit programs. We determined the median compensated employee from our active, global employee population as described above as of April 30, 2022, using total cash compensation earned and paid from May 1, 2021 through April 30, 2022. We annualized total cash compensation for permanent employees hired during the period and did not make any cost-of-living adjustments. In addition, we used the estimated employer health benefits cost for the month of April 2022 and annualized for all participating employees. Any compensation paid in a foreign currency was converted to U.S. dollars using a 12-month average through April 30, 2022.

Executive Compensation

Our "median compensated employee" is an individual who earned total cash compensation and health benefits at the midpoint, that is, the point at which half of the global employee population earned more total cash compensation and benefits and half of the global employee population earned less total cash compensation and health benefits.

Calculating the Pay Ratio

After identifying the median compensated employee, we calculated the annual total compensation for this employee and Mr. Gokey in the same manner as the "Total" compensation shown for our CEO in "Summary Compensation" on page 77 of this Proxy Statement and included the Company's cost of benefits for each one because both participated in the benefit plans in fiscal year 2022.

Equity Compensation Plan Information

The following table sets forth certain information related to the Company's equity compensation plans as of June 30, 2022.

PLAN CATEGORY	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by security holders[1]	2,706,685[2]	$102.34	7,331,420[3]
Equity compensation plans not approved by security holders	—	—	—
Total	2,706,685	$102.34	7,331,420

(1) The 2018 Omnibus Plan.

(2) This amount consists of stock options which have an average remaining term as of June 30, 2022 of 6.35 years. This amount does not include outstanding unvested awards of: (i) 750,852 time-based RSUs; and (ii) 210,281 PRSUs.

(3) These shares can be issued as stock options, stock appreciation rights, restricted stock, RSUs and performance share or stock bonus awards under the 2018 Omnibus Plan.

Report of the Audit Committee

The Audit Committee reports as follows:

The Company's management has the primary responsibility for the Company's financial statements and the reporting process, including disclosure controls and the system of internal control over financial reporting. The Audit Committee, in its oversight role has:

- Reviewed and discussed the annual audited financial statements as of and for the fiscal year ended June 30, 2022 with management;

- Discussed with the Company's internal auditors and independent registered public accountants the overall scope of, and plans for, their respective audits and has met with the internal auditors and independent registered public accountants, separately and together, with and without management present, to discuss the Company's financial reporting process and internal accounting controls in addition to other matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board ("*PCAOB*"), as may be modified or supplemented;

- Received from the independent registered public accountants written disclosures and the letter regarding the independence of the independent registered public accountants required by the PCAOB, and has discussed with the independent registered accountants their independence from the Company and its management;

- An established charter outlining the practices it follows. The Audit Committee's charter is available on the Company's Investor Relations website at ***broadridge-ir.com*** under the heading "Governance"; and

- Procedures that require the pre-approval by the Audit Committee of all fees paid to, and all services performed by, the Company's independent registered public accountants. The Audit Committee approves the proposed services, including the nature, type and scope of service contemplated and the related fees, to be rendered by the firm during the year. In addition, engagements may arise during the course of the year that are outside the scope of the initial services and fees approved by the Audit Committee. Any such additional engagements are approved by the Audit Committee or by the Audit Committee Chair pursuant to authority delegated by the Audit Committee. For each category of proposed service, the independent registered public accountants are required to confirm that the provision of such services does not impair their independence. Pursuant to the Sarbanes-Oxley Act of 2002, the fees and services provided as noted in the table on page 95 of this Proxy Statement were authorized and approved by the Audit Committee in compliance with the pre-approval procedures described herein.

Based on the Audit Committee's review and discussions with management and the Company's independent registered public accountants as described in this report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements as of and for the fiscal year ended June 30, 2022, be included in the 2022 Form 10-K.

Audit Committee of the Board of Directors*

Pamela L. Carter, *Chair*
Robert N. Duelks
Melvin L. Flowers
Brett A. Keller
Maura A. Markus
Annette L. Nazareth
Thomas J. Perna
Amit K. Zavery

*   Eileen K. Murray was appointed to the Audit Committee effective September 2022; therefore, she did not attend any Audit Committee meetings during fiscal year 2022.

Proposal 3

Ratification of Appointment of Independent Registered Public Accountants

 The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention and oversight of the work of the Company's independent registered public accountants. The Audit Committee has appointed Deloitte & Touche LLP as the independent registered public accountants for the Company and its subsidiaries for the fiscal year ending June 30, 2023.

In determining whether to reappoint Deloitte & Touche LLP as the independent registered public accountants for the upcoming fiscal year, the Audit Committee considered several factors including:

- The performance of Deloitte & Touche LLP as the Company's independent auditors since its retention when Broadridge became an independent public company in 2007, including the extent and quality of Deloitte & Touche LLP's communications with the Audit Committee, and feedback from management regarding Deloitte & Touche LLP's overall performance;

- Deloitte & Touche LLP's independence with respect to the services to be performed;

- Deloitte & Touche LLP's general reputation for adherence to professional auditing standards;

- Deloitte & Touche LLP's knowledge and expertise in handling the complexity of Broadridge's global operations within its industry; and

- Deloitte & Touche LLP's tenure as the independent registered public accountants for the Company and its subsidiaries which has contributed to higher audit quality due to the auditor's deep understanding of Broadridge's business, accounting policies and practices, and internal control over financial reporting.

The Audit Committee also confirms compliance with the partner rotation rules applicable to independent registered public accountants. The current lead audit partner completed her rotation with the filing of the 2022 Form 10-K. The new lead audit partner was designated in 2022 to commence with the audit of the Company's consolidated financial statements for the fiscal year ending June 30, 2023.

Proposal 3—Ratification of Appointment of Independent Registered Public Accountants

Fees for Services Provided by Independent Registered Public Accountants

Set forth below are the fees paid by the Company to its independent registered public accountants, Deloitte & Touche LLP, for the fiscal periods indicated. The Audit Committee believes that these expenditures are compatible with maintaining the independence of the Company's registered public accountants. The Audit Committee pre-approved all such audit and non-audit services performed by our independent registered public accountants during the fiscal years ended June 30, 2022 and 2021.

Type of Fees ($ in thousands)	Fiscal Years Ended June 30,	
	2022	2021
Audit Fees[1]	$ 5,174	$ 5,158
Audit-Related Fees[2]	$ 5,608	$ 5,597
Tax Fees[3]	$ 725	$ 528
All Other Fees[4]	$ 108	$ 249
Total Fees[5]	$11,615	$11,532

(1) Audit Fees include professional services and expenses with respect to the audits of the fiscal years 2022 and 2021 consolidated financial statements as well as the audit of the Company's internal control over financial reporting, the reviews of financial statements included in its quarterly reports on Form 10-Q, and services in connection with statutory and regulatory filings (including those statutory audits performed on the Company's operations located outside of the U.S.).

(2) Audit-Related Fees include professional services performed by the Company for its clients' benefit on the design and/or effectiveness of the Company's internal controls relative to the services the Company performs for its clients, and reviews of compliance with performance criteria established by the Company for the services the Company performs for its clients.

(3) Tax Fees include general tax services such as consulting on various tax projects or tax audits, preparing certain tax analyses and information reports included in various income tax return filings as well as filing with both the U.S. and Canadian tax authorities the intercompany cross border documentation requirements as part of the U.S. and Canada advance pricing agreement.

(4) All Other Fees include any fees not included in the Audit, Audit-Related, or Tax Fees categories.

(5) Amounts may not sum due to rounding.

The Audit Committee believes that the continued retention of Deloitte & Touche LLP as our independent registered public accountants is in the best interest of the Company and our stockholders, and we are asking our stockholders to ratify the selection of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ended 2023. Stockholder ratification is not required by the By-laws or otherwise, but as a matter of good corporate governance practice, the Board has decided to ascertain the position of our stockholders on the appointment at the Annual Meeting. If our stockholders fail to ratify the selection, the Audit Committee may reconsider whether to retain Deloitte & Touche LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent registered public accountants at any time during the year if it determines that such a change would be in the best interest of the Company and our stockholders.

Representatives of Deloitte & Touche LLP are expected to attend the 2022 Annual Meeting, with an opportunity to make a statement should they choose to do so, and to be available to respond to questions.

Proposal 3—Ratification of Appointment of Independent Registered Public Accountants

Required Vote

The proposal to ratify the appointment of Deloitte & Touche LLP as independent registered public accountants will require the affirmative vote of a majority of the votes cast at the 2022 Annual Meeting, in person or by proxy, and entitled to vote, provided that a quorum is present. Abstentions will be included in determining whether a quorum is present. In determining whether the proposal has received the requisite number of affirmative votes, abstentions will have no effect on the outcome of the vote. Pursuant to NYSE regulations, brokers have discretionary voting power with respect to this proposal.

Recommendation of the Board of Directors

The Board of Directors Recommends a Vote **FOR** the Proposal to Ratify the Selection of Deloitte & Touche LLP as the Company's Independent Registered Public Accountants to Audit the Company's Consolidated Financial Statements for the Fiscal Year Ending June 30, 2023

Submission of Stockholder Proposals and Director Nominations

Proposals to be Included in 2023 Proxy Statement

Any stockholder who desires to have a proposal considered for presentation at the 2023 annual meeting of stockholders (the "*2023 Annual Meeting*") and included in the proxy statement and form of proxy used in connection with our 2023 Annual Meeting, must submit the proposal in writing via mail or email to our Secretary so that it is received no later than May 30, 2023. The proposal must also comply with the requirements of Rule 14a-8 under the Exchange Act.

Proxy Access Nominations to be Included in 2023 Proxy Statement

Any stockholder (or group of up to 50 stockholders) meeting the Company's continuous ownership requirements of three percent or more of the outstanding shares of Common Stock for at least three years who wishes to nominate a candidate or candidates for election in connection with our 2023 Annual Meeting and require the Company to include such nominees in the proxy statement and form of proxy, must submit such nomination and request no earlier than June 13, 2023 and no later than July 13, 2023.

However, if we do not hold our 2023 Annual Meeting between October 11, 2023 and December 10, 2023, or if we do not hold our 2023 Annual Meeting, notice of any director nomination must be delivered (i) not earlier than 130 days and not later than 90 days prior to our 2023 Annual Meeting, or (ii) no later than 10 days after the date we provide notice of the 2023 Annual Meeting to stockholders by mail or announce it publicly.

Nominations or Proposals Not Included in 2023 Proxy Statement

Our By-laws contain provisions on the process by which a stockholder may nominate a candidate for election or to propose business for consideration at our 2023 Annual Meeting but not have that nomination or proposal included in our proxy statement for the 2023 Annual Meeting. In order to make such a nomination, we must receive notice of the director nomination or the proposal no earlier than June 13, 2023 and no later than July 13, 2023.

However, if we do not hold our 2023 Annual Meeting between October 11, 2023 and December 10, 2023, or if we do not hold our 2023 Annual Meeting, notice of any proposal or director nomination must be delivered (i) not earlier than 130 days and not later than 90 days prior to our 2023 Annual Meeting, or (ii) no later than 10 days after the date we provide notice of the 2023 Annual Meeting to stockholders by mail or announce it publicly.

If we hold a special meeting of stockholders to elect directors, we must receive a stockholder's notice of intention to introduce a nomination not less than the later of (i) 90 days nor more than 130 days prior to the special meeting, or (ii) 10 days after the date we provide notice of the special meeting to stockholders or announce it publicly.

If any of such notices is not received between these dates or does not satisfy the additional notice requirements, the notice will be considered untimely and will not be acted upon at our 2023 Annual Meeting or, as applicable, special meeting.

To comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees at the 2023 Annual Meeting must provide notice that sets forth the information required by Rule 14a–19 under the Exchange Act in addition to the information required under our By-laws.

Proxies solicited by the Board of Directors for the 2023 Annual Meeting may give discretionary authority to vote on any untimely stockholder proposal or director nomination without express direction from stockholders giving such proxies.

Proposals, nominations and notices should be directed to the attention of the Company's Secretary at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042, or by emailing our Secretary at *CorporateSecretary@broadridge.com*.

About the Annual Meeting and These Proxy Materials

What matters will be voted on at the Annual Meeting?

The following matters will be voted on at the Annual Meeting:

PROPOSAL 1	Election of the 12 nominees listed in this Proxy Statement to the Board of Directors to serve until the 2023 Annual Meeting and until their successors are duly elected and qualified	Page 13
PROPOSAL 2	Advisory vote to approve the compensation of our Named Executive Officers as presented in this Proxy Statement	Page 53
PROPOSAL 3	Ratify the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending June 30, 2023	Page 94

In addition, the Board may transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

We do not expect any other items of business to be brought before the Annual Meeting because the deadlines for stockholder proposals and director nominations have already passed. Nonetheless, in case there is an unforeseen need, your proxy gives discretionary authority to the persons named on the proxy card to vote your shares with respect to any other matters that might be brought before the Annual Meeting. Those persons intend to vote the proxy in accordance with their best judgment.

When will the Annual Meeting take place?

The 2022 Annual Meeting will take place on Thursday, November 10, 2022, at 9:00 a.m. Eastern Time.

How can I attend the Annual Meeting?

The Annual Meeting will be a completely virtual meeting. You will be able to attend online, vote, and submit questions during the Annual Meeting by visiting *virtualshareholdermeeting.com/BR22.*

Why a virtual meeting?

The 2022 Annual Meeting will be our 14th completely virtual meeting of stockholders. Virtual meetings have allowed us to provide expanded access, improved communication, and cost savings for our stockholders and the Company. Hosting a virtual meeting enables increased stockholder attendance and participation since stockholders can participate from any location around the world.

What if I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the meeting, please call toll free: 1-844-976-0738, or if calling internationally, please call: 1-303-562-9301.

Who may vote at the Annual Meeting?

Holders of our Common Stock at the close of business on September 15, 2022 (the "*Record Date*") may vote at the Annual Meeting. We refer to the holders of our Common Stock as "*stockholders*" throughout this Proxy Statement. Each stockholder is entitled to one vote for each share of Common Stock held as of the Record Date.

About the Annual Meeting and These Proxy Materials

Stockholders at the close of business on the Record Date may examine a list of all stockholders as of the Record Date for any purpose germane to the Annual Meeting for 10 days preceding the Annual Meeting, at our offices at 5 Dakota Drive, Lake Success, New York 11042 and electronically during the Annual Meeting at *virtualshareholdermeeting.com/BR22* when you enter the Control Number we have provided to you. Dissenters' rights are not applicable to any of the matters being voted upon at the 2022 Annual Meeting.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Stockholders of Record. You are a stockholder of record or registered stockholder if, at the close of business on the Record Date, your shares were registered directly in your name with Broadridge Corporate Issuer Solutions, Inc., our transfer agent.

Beneficial Owner. You are a beneficial owner, if at the close of business on the Record Date, your shares were held by a brokerage firm, by a bank or other nominee and not in your name. Being a beneficial owner means that, like most of our stockholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker, bank or nominee with instructions on how to vote your shares, your broker, bank or nominee will be able to vote your shares with respect to some of the proposals in this Proxy Statement, but not all. See *"What if I submit a proxy, but do not specify how my shares are to be voted?"* for additional information.

What do I need to do to attend the virtual Annual Meeting?

Broadridge will be hosting the Annual Meeting online. A summary of the information you need to attend the Annual Meeting online is provided below:

- Any stockholder can attend the Annual Meeting by visiting *virtualshareholdermeeting.com/BR22*

- We encourage you to access the Annual Meeting online prior to its start time

- The Annual Meeting starts at 9:00 a.m. Eastern Time

- Stockholders may vote electronically and submit questions online while attending the Annual Meeting

- Please have the Control Number we have provided to you to join the Annual Meeting

- Instructions on how to attend and participate in the Annual Meeting, including how to demonstrate proof of stock ownership, are available at *virtualshareholdermeeting.com/BR22*

- Questions regarding how to attend and participate in the Annual Meeting will be answered by calling 1-844-976-0738 on the day of the Annual Meeting

- A replay of the Annual Meeting will be available on our website through November 10, 2023

If I am unable to attend the virtual Annual Meeting, can I listen to the Annual Meeting by telephone?

Yes. Stockholders unable to access the Annual Meeting online will be able to call 1-877-328-2502 (domestically) or 1-412-317-5419 (internationally) and listen to the Annual Meeting if they provide their Control Number. Although stockholders accessing the Annual Meeting by telephone will be able to listen to the Annual Meeting and may ask questions during the Annual Meeting, you will not be considered present at the Annual Meeting and will not be able to vote unless you also attend the Annual Meeting online.

About the Annual Meeting and These Proxy Materials

Why did I receive a Notice in the mail regarding the Internet Availability of Proxy Materials instead of a full set of printed proxy materials?

Under rules adopted by the SEC, we are making this Proxy Statement available to our stockholders primarily through the Internet ("*Notice and Access*"). On or about September 27, 2022, we will mail the Notice regarding the Internet Availability of Proxy Materials (the "*Notice of Internet Availability*") to stockholders of our Common Stock at the close of business on the Record Date, other than those stockholders who previously requested electronic or paper delivery of communications from us. The Notice of Internet Availability contains instructions on how to access an electronic copy of our proxy materials, including this 2022 Proxy Statement and our 2022 Annual Report to Stockholders. The Notice of Internet Availability also contains instructions on how to request a paper copy of the proxy materials. We believe that this process will allow us to provide you with the information you need in a timely manner, while conserving natural resources and lowering the costs of printing and distributing our proxy materials.

Can I vote my shares by filling out and returning the Notice of Internet Availability?

No. The Notice of Internet Availability only identifies the items to be voted on at the Annual Meeting. You cannot vote by marking the Notice of Internet Availability and returning it. The Notice of Internet Availability provides instructions on how to cast your vote. For additional information, see "*How do I vote my shares and what are the voting deadlines?*"

Why didn't I receive a Notice of Internet Availability in the mail regarding the Internet Availability of the Proxy Materials?

We are providing some of our stockholders, including stockholders who have previously asked to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of a Notice of Internet Availability. In addition, we are providing the proxy materials by e-mail to those stockholders who have previously elected delivery of the proxy materials electronically. Those stockholders should have received an e-mail containing a link to the website where those materials are available and a link to the proxy voting website.

Can I choose to receive future proxy materials by e-mail?

Yes. If you receive your proxy materials by mail, we encourage you to elect to receive future copies of proxy statements and annual reports by e-mail. To enroll in the online program, go to *https://enroll.icsdelivery.com/BR* and follow the enrollment instructions that apply depending on whether you are a stockholder of record (or registered stockholder) or beneficial owner of Common Stock. Upon completion of enrollment, you will receive an e-mail confirming the election to use the electronic delivery services. The enrollment in the online program will remain in effect for as long as your account is active or until enrollment is cancelled. Enrolling to receive proxy materials online will save Broadridge the cost of printing and mailing documents, as well as help preserve our natural resources.


About the Annual Meeting and These Proxy Materials


How do I vote my shares and what are the voting deadlines?

Stockholders of Record. If you are a stockholder of record, there are several ways for you to vote your shares:

 By Internet Using your Computer or Mobile Device Before the Meeting Date: Go to ***proxyvote.com/BR*** and vote until 11:59 p.m. Eastern Time on November 9, 2022. Have your proxy card in hand when you access the website and follow the instructions on the website.

 By Telephone: Call 1-800-690-6903 to vote by telephone until 11:59 p.m. Eastern Time on November 9, 2022. Have your proxy card in hand when you call and then follow the instructions.

 By Internet Using your Smartphone or Tablet: Scan the QR Code on the left and vote any time on ***proxyvote.com/BR*** until 11:59 p.m. Eastern Time on November 9, 2022. Have your proxy card in hand when you access the website and follow the instructions on the website.

 By Mail: If you received paper copies in the mail of the proxy materials and proxy card, mark, sign and date your proxy card and return it in the postage-paid envelope we have provided.

You may attend the Annual Meeting on Thursday, November 10, 2022, at 9:00 a.m. Eastern Time, by visiting ***virtualshareholdermeeting.com/BR22,*** and you can vote during the Annual Meeting using the Control Number we have provided to you.

Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or vote by Internet or telephone by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of your shares, you should have received a Notice of Internet Availability or voting instructions from the broker, bank or other nominee holding your shares. You should follow the instructions in the Notice of Internet Availability or the voting instructions provided by your broker, bank or nominee in order to instruct your broker, bank or nominee on how to vote your shares. Notice and Access delivery of the proxy materials, and Internet and/or telephone voting, also will be offered to stockholders owning shares through most banks and brokers.

You may also attend the Annual Meeting on Thursday, November 10, 2022, at 9:00 a.m. Eastern Time by visiting ***virtualshareholdermeeting.com/BR22*** and vote during the Annual Meeting.

About the Annual Meeting and These Proxy Materials

Can I revoke or change my vote after I submit my proxy?

Stockholders of Record. If you are a stockholder of record, you may revoke your vote at any time before the final vote at the Annual Meeting by:

- Signing and returning a new proxy card with a later date
- Submitting a later-dated vote by telephone or Internet at *proxyvote.com/BR*, because only your latest telephone or Internet vote received by 11:59 p.m. Eastern Time on November 9, 2022 will be counted
- Delivering a timely written revocation to our Company's Secretary at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042, or emailing our Secretary at *CorporateSecretary@broadridge.com*, before the Annual Meeting
- Attending the Annual Meeting by visiting *virtualshareholdermeeting.com/BR22* and voting again

Beneficial Owners. If you are a beneficial owner of your shares, you must contact the broker, bank or other nominee holding your shares and follow its instructions for changing your vote. Alternatively, you may attend the Annual Meeting by visiting *virtualshareholdermeeting.com/BR22* and vote again.

What will happen if I do not vote my shares?

Stockholders of Record. If you are the stockholder of record of your shares and you do not vote by telephone or mail, or through the Internet before or during the Annual Meeting, your shares will not be voted at the Annual Meeting.

Beneficial Owners. If you are the beneficial owner of your shares and you do not instruct your broker, bank or other nominee how to vote your shares, your broker, bank or nominee may exercise its discretion to vote on some proposals at the Annual Meeting, but not all. Under the rules of the NYSE, your broker, bank or nominee does not have discretion to vote your shares on non-routine matters such as Proposals 1 and 2. However, your broker, bank or nominee does have discretion to vote your shares on routine matters such as Proposal 3.

What if I submit a proxy, but do not specify how my shares are to be voted?

Stockholders of Record. If you are a stockholder of record and you submit a proxy card, but you do not provide voting instructions on the card, your shares will be voted:

- **FOR** the election of the 12 directors nominated by our Board of Directors and named in this Proxy Statement
- **FOR** the approval, on an advisory basis, of the compensation of our Named Executive Officers (the Say on Pay Vote)
- **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending June 30, 2023
- In the discretion of the named proxies regarding any other matters properly presented for a vote at the Annual Meeting

Beneficial Owners. If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker, bank or nominee will determine if it has the discretionary authority to vote on your behalf. Under the NYSE's rules, brokers and nominees have the discretion to vote on routine matters such as Proposal 3, but do not have discretion to vote on non-routine matters such as Proposals 1 and 2. Therefore, if you do not provide voting instructions to your broker, bank or nominee, your broker, bank or nominee may only vote your shares on Proposal 3 and any other routine matters properly presented for a vote at the Annual Meeting.

About the Annual Meeting and These Proxy Materials

What is the effect of a broker non-vote?

Brokers, banks or other nominees who hold shares of our Common Stock for a beneficial owner have the discretion to vote on routine proposals when they have not received voting instructions from the beneficial owner at least 10 days prior to the Annual Meeting. A broker non-vote occurs when a broker, bank or other nominee does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares.

Broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting but will not be counted as votes cast at the Annual Meeting. Therefore, a broker non-vote will not affect the outcome of the vote on any of the proposals to be considered at the Annual Meeting.

How many shares must be present or represented to conduct business at the Annual Meeting?

We need a quorum of stockholders to hold our Annual Meeting. A quorum exists when at least a majority of the outstanding shares entitled to vote at the close of business on the Record Date is represented at the Annual Meeting either in person or by proxy. Virtual attendance at the Annual Meeting constitutes presence in person for purposes of a quorum at the Annual Meeting. On September 15, 2022, there were 154,461,127 shares of Common Stock outstanding and entitled to vote (excluding 36,815,867 treasury shares that are not entitled to vote).

Your shares will be counted towards the quorum if you vote by mail, by telephone, or through the Internet either before or during the Annual Meeting. Abstentions and broker non-votes also will count towards the quorum requirement. If a quorum is not met, a majority of the shares present at the Annual Meeting may adjourn the Annual Meeting to a later date.

Can I confirm that my vote was cast in accordance with my instructions?

Stockholders of Record. Our stockholders have the opportunity to confirm that their vote was cast in accordance with their instructions. Vote confirmation is consistent with our commitment to best corporate governance practices and an important means to increase transparency. Vote confirmation is available 24 hours after your vote is received beginning on October 26, 2022, with the final vote tabulation available through January 10, 2023. You may confirm your vote whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log onto *proxyvote.com/BR* using the Control Number we have provided to you and receive confirmation on how your vote was cast.

Beneficial Owners. If you hold your shares through a brokerage account, bank or other nominee, the ability to confirm your vote may be affected by the rules of your bank, broker or nominee and the confirmation will not confirm whether your bank, broker or nominee allocated the correct number of shares to you.

Is my vote confidential?

Yes. All votes remain confidential, unless you provide otherwise.

What is householding?

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Common Stock but sharing the same address, we have adopted a procedure approved by the SEC called "*householding*." Under this procedure, certain *stockholders of record* who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet

About the Annual Meeting and These Proxy Materials

Availability and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you are a *stockholder of record* and would like to have separate copies of the Notice of Internet Availability or proxy materials mailed to you in the future, you must submit a request to opt out of householding in writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or call Broadridge at 1-866-540-7095, and we will cease householding all such documents within 30 days.

If you are a *beneficial owner*, information regarding householding of proxy materials should have been forwarded to you by your bank, broker or nominee.

However, please note that if you want to receive a paper proxy card or vote instruction form or other proxy materials for purposes of the 2022 Annual Meeting, you should follow the instructions included in the Notice of Internet Availability that was sent to you.

Who will count the votes?

We have retained independent inspectors of election who will count the shares voted including shares voted during the Annual Meeting and will certify the election results.

What happens if the Annual Meeting is adjourned or postponed?

Your proxy will still be effective and will be voted at the rescheduled or adjourned Annual Meeting. You will still be able to change or revoke your proxy until the rescheduled or adjourned Annual Meeting.

Who is paying for the costs of this proxy solicitation?

Your proxy is being solicited by and on behalf of the Board of Directors. The expense of preparing, printing and providing this proxy solicitation will be borne by the Company. The Company may retain a proxy solicitation firm to assist with the solicitation of proxies for a fee estimated not to exceed $20,000 plus reimbursement of reasonable out-of-pocket expenses. Also, certain directors, officers, representatives and employees of the Company may solicit proxies by telephone and personal interview. Such individuals will not receive additional compensation from the Company for solicitation of proxies, but may be reimbursed by the Company for reasonable out-of-pocket expenses in connection with such solicitation. In accordance with the regulations of the SEC, banks, brokers and other custodians, nominees and fiduciaries also will be reimbursed by the Company, as necessary, for their reasonable expenses for sending proxy solicitation materials to the beneficial owners of Common Stock.

Copies of the proxy materials will be supplied to brokers and other nominees for the purpose of soliciting proxies from *beneficial owners*, and we will reimburse such brokers or other nominees for their reasonable expenses.

How can I find the results of the Annual Meeting?

Preliminary results will be announced at the Annual Meeting. Final results will be published in a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment to the Form 8-K as soon as they become available.

NON-GAAP FINANCIAL MEASURES

Explanation and Reconciliation of the Company's Use of Non-GAAP Financial Measures

Certain financial results in the "Proxy Summary" and "Select Performance Highlights" sections of this Proxy Statement are Non-GAAP financial measures. These Non-GAAP measures are Adjusted Operating income, Adjusted Operating income margin, Adjusted Net earnings, and Adjusted earnings per share. These Non-GAAP financial measures should be viewed in addition to, and not as a substitute for, the Company's reported results. Please refer to the 2022 Form 10-K for terms not defined herein.

The Company believes our Non-GAAP financial measures help investors understand how management plans, measures and evaluates the Company's business performance. Management believes that Non-GAAP measures provide consistency in its financial reporting and facilitates investors' understanding of the Company's operating results and trends by providing an additional basis for comparison. Management uses these Non-GAAP financial measures to, among other things, evaluate our ongoing operations, for internal planning and forecasting purposes and in the calculation of performance-based compensation. In addition, and as a consequence of the importance of these Non-GAAP financial measures in managing our business, the Company's Compensation Committee of the Board of Directors incorporates Non-GAAP financial measures in the evaluation process for determining management compensation.

These Non-GAAP measures are adjusted to exclude the impact of certain costs, expenses, gains and losses and other specified items the exclusion of which management believes provides insight regarding our ongoing operating performance. Depending on the period presented, these adjusted measures exclude the impact of certain of the following items:

- Amortization of Acquired Intangibles and Purchased Intellectual Property represents non-cash amortization expenses associated with the Company's acquisition activities.

- Acquisition and Integration Costs represent certain transaction and integration costs associated with the Company's acquisition activities.

- IBM Private Cloud Charges represent a charge on the hardware assets transferred to IBM and other charges related to the IBM Private Cloud Agreement.

- Real Estate Realignment and Covid-19 Related Expenses are comprised of two major components:

  o Real Estate Realignment Expenses are expenses associated with the exit of certain of the Company's leased facilities in response to the Covid-19 pandemic, which consist of the impairment of certain right of use assets, leasehold improvements and equipment, as well as other related facility exit expenses directly resulting from, and attributable to, the exit of these leased facilities.

  o Covid-19 Related Expenses are direct and incremental expenses incurred by the Company to protect the health and safety of Broadridge associates during the Covid-19 outbreak, including expenses associated with monitoring the temperatures for associates entering our facilities, enhancing the safety of our office environment in preparation for workers to return to Company facilities on a more regular basis, ensuring proper social distancing in our production facilities, personal protective equipment, enhanced cleaning measures in our facilities, and other safety related expenses.

- Russia-Related Exit Costs are direct and incremental costs associated with the Company's wind down of business activities in Russia in response to Russia's invasion of Ukraine, including relocation-related expenses of impacted associates.

- Investment Gains represent non-operating, non-cash gains on privately held investments.

- Software Charge represents a charge related to an internal use software product that is no longer expected to be used.

NON-GAAP FINANCIAL MEASURES

- <u>Gain on Acquisition-Related Financial Instrument</u> represents a non-operating gain on a financial instrument designed to minimize the Company's foreign exchange risk associated with the Itiviti acquisition, as well as certain other non-operating financing costs associated with the Itiviti acquisition.

- <u>Gain on Sale of a Joint Venture Investment</u> represents a non-operating, cash gain on the sale of one of the Company's joint venture investments.

We exclude these items to provide us with an understanding of the results from the primary operations of our business and enhances comparability across fiscal reporting periods, as these items are not reflective of our underlying operations or performance. We also exclude the impact of Amortization of Acquired Intangibles and Purchased Intellectual Property, as these non-cash amounts are significantly impacted by the timing and size of individual acquisitions and do not factor into the Company's capital allocation decisions, management compensation metrics or multi-year objectives. Furthermore, management believes that this adjustment enables better comparison of our results as Amortization of Acquired Intangibles and Purchased Intellectual Property will not recur in future periods once such intangible assets have been fully amortized. Although we exclude Amortization of Acquired Intangibles and Purchased Intellectual Property from our adjusted earnings measures, our management believes that it is important for investors to understand that these intangible assets contribute to revenue generation. Amortization of intangible assets that relate to past acquisitions will recur in future periods until such intangible assets have been fully amortized. Any future acquisitions may result in the amortization of additional intangible assets.

See the Appendix for the Reconciliation of these Non-GAAP measures to their most directly comparable GAAP measure.

Explanation of Compensation Adjusted Non-GAAP Financial Measures

We use a variety of performance metrics when setting the incentive compensation performance goals at the beginning of the fiscal year. For fiscal year 2022, these metrics were:

- Compensation Adjusted EBT—annual cash incentive award

- Closed Sales—annual cash incentive award

- Compensation Adjusted Fee-Based Revenues—annual cash incentive award

- Compensation Adjusted EPS—performance-based RSUs

As a consequence of the importance of Non-GAAP financial measures in managing our business, the Compensation Committee utilizes certain Non-GAAP measures in the executive officer compensation process. The Compensation Committee may further adjust these metrics, as set forth in the 2018 Omnibus Plan and reported in the Company's financial statements, to ensure that the measurement of performance reflects factors that management can directly control and so payout levels are not artificially inflated or impaired by factors unrelated to the ongoing operation of the business.

Compensation Adjusted EBT is defined as the Company's GAAP EBT, as reported in the Company's financial statements, adjusted to exclude the impact of Amortization of Acquired Intangibles and Purchased Intellectual Property, and Acquisition and Integration Costs. In calculating achievement of this goal, pre-set adjustments were applied by the Compensation Committee to exclude the impact of:

- Asset write-downs or gains

- Reorganization and restructuring programs to the extent they result in aggregate net gain, loss, charge or expense in excess of $11 million

NON-GAAP FINANCIAL MEASURES

- Foreign exchange gains and losses whether or not disclosed as described above, based on the variance of (i) the actual impact of foreign exchange on earnings ("*FX EBIT*") to (ii) the FX EBIT amount included in the Operating Plan finalized within the first 90 days of the performance period

- Expenses related to mitigating the impact of the Covid-19 pandemic on our operations and/or associates such as non-recurring non-executive bonuses, safety and medical expenditures and facility costs

Closed Sales is the total recurring fee revenue closed sales in the fiscal year. Closed sales represent an estimate of the expected recurring annual fee revenues for new client contracts that were signed by Broadridge in the current reporting period. Closed sales do not include event-driven or distribution activity. A sale is considered closed when the Company has received the signed client contract. The amount of the Closed sale is an estimate of annual revenues based on client volumes or activity. The inherent variability of transaction volumes and activity levels can result in some variability of amounts reported as actual achieved Closed sales. Consequently, an adjustment is made (either positive or negative) to the total recurring revenue closed sales amount that reflects changes to the actual products and services delivered to clients using trailing five years actual data as the starting point, normalized for outlying factors, if any, to enhance the accuracy of the allowance.

Compensation Adjusted Fee-Based Revenues are the Company's total annual revenues, less distribution revenues (that primarily consist of postage-related fees) and the impact of foreign currency exchange on the Company's revenues.

Compensation Adjusted EPS is defined as the Company's GAAP EPS, as reported in the Company's financial statements, adjusted to exclude the impact of Amortization of Acquired Intangibles and Purchased Intellectual Property, and Acquisition and Integration Costs, as further adjusted to exclude the impact of the items specified by the Compensation Committee. In scoring the achievement of fiscal years 2021 and 2022 performance-based RSUs, the Compensation Committee applied its pre-set adjustments to exclude the impact of:

- Asset write-downs

- Reorganization and restructuring programs to the extent they result in aggregate net gain, loss, charge or expense in excess of $6 million

- Acquisitions or divestitures closed during the fiscal year and not included in the operating plan

- Foreign exchange gains and losses whether or not disclosed as described above, based on the variance of (i) the actual impact of FX EBIT to (ii) the FX EBIT amount included in the Operating Plan finalized within the first 90 days of the performance period

- Expenses related to mitigating the impact of the Covid-19 pandemic on our operations and/or associates such as non-recurring non-executive bonuses, safety and medical expenditures and facility costs

APPENDIX

Non-GAAP Reconciliation Tables

FISCAL YEARS ENDED JUNE 30	2022	2021	2020
(Dollars in millions, except per share amounts)			
OPERATING INCOME			
Operating income (GAAP)	$ 760	$ 679	$ 627
Adjustments:			
Amortization of Acquired Intangibles and Purchased Intellectual Property	250	154	123
Acquisition and Integration Costs	24	18	13
IBM Private Cloud Charges	—	—	32
Real Estate Realignment and Covid-19 Related Expenses[a]	30	45	2
Russia-Related Exit Costs	1	—	—
Software Charge	—	6	—
Adjusted Operating income(Non-GAAP)	**$1,066**	**$ 902**	**$ 795**
OPERATING INCOME MARGIN			
Operating income margin (GAAP)	13.3%	13.6%	13.8%
Adjustments:			
Amortization of Acquired Intangibles and Purchased Intellectual Property	4.4%	3.1%	2.7%
Acquisition and Integration Costs	0.4%	0.4%	0.3%
IBM Private Cloud Charges	—	—	0.7%
Real Estate Realignment and Covid-19 Related Expenses[a]	0.5%	0.9%	0.1%
Russia-Related Exit Costs	0.0%	—	—
Software Charge	—	0.1%	—
Adjusted Operating income margin (Non-GAAP)	**18.7%**	**18.1%**	**17.5%**
NET EARNINGS			
Net earnings (GAAP)	$ 539	$ 548	$ 462
Adjustments:			
Amortization of Acquired Intangibles and Purchased Intellectual Property	250	154	123
Acquisition and Integration Costs	24	18	13
IBM Private Cloud Charges	—	—	32
Real Estate Realignment and Covid-19 Related Expenses[a]	30	45	2
Russia-Related Exit Costs	1	—	—
Software Charges	—	6	—
Investment Gains	(14)	(9)	—
Gain on Acquisition-Related Financial Instrument	—	(62)	—
Gain On Sale of a Joint Venture Investment	—	—	(6)
Subtotal of adjustments	292	152	163
Tax impact of adjustment[c]	(66)	(33)	(37)
Adjusted Net earnings (Non-GAAP)	**$ 766**	**$ 667**	**$ 588**

FISCAL YEARS ENDED JUNE 30	2022	2021	2020
DILUTED EARNINGS PER SHARE			
Diluted earnings per share (GAAP)	$ 4.55	$ 4.65	$ 3.95
Adjustments:			
Amortization of Acquired Intangibles and Purchased Intellectual Property	2.11	1.30	1.05
Acquisition and Integration Costs	0.21	0.15	0.11
IBM private Cloud Charges	—	—	0.27
Real Estate Realignment and Covid-19 Related Expenses[b]	0.26	0.38	0.02
Russia-Related Exit Costs	0.01	—	—
Software Charge	—	0.05	—
Investment Gains	(0.12)	(0.07)	—
Gain on Acquisition-Related Financial instrument	—	(0.53)	—
Gain on Sale of Joint Venture Investment	—	—	(0.6)
Subtotal of Adjustments	2.47	1.29	1.40
Tax impact of adjustments[c]	(0.55)	(0.28)	(0.32)
Adjusted earnings per share (Non-GAAP)	**$ 6.46**	**$ 5.66**	**$ 5.03**

Note: Amounts may not sum due to rounding.

(a)   Real Estate Realignment Expenses were $23.0 million and $29.6 million for the fiscal years ended June 30, 2022 and 2021, respectively. Covid 19 Related Expenses were $7.5 million, $15.7 million and $2.4 million for the fiscal years ended June 30, 2022, 2021, and 2020, respectively.

(b)   Real Estate Realignment Expenses impacted Adjusted earnings per share by $0.19 and $0.25 for the fiscal years ended June 30, 2022 and 2021, respectively. Covid-19 Related Expenses impacted Adjusted earnings per share by $0.06, $0.13 and $0.02 for the fiscal years ended June 30, 2022, 2021, and 2020, respectively.

(c)   Calculated using the GAAP effective tax rate, adjusted to exclude $18.1 million,$16.9 and $15.6 million of excess tax benefits ("*ETB*") associated with stock-based compensation for the fiscal years ended June 30, 2022, 2021 and 2020, respectively. The tax impact of adjustments also excludes approximately $10.6 million of Acquisition and Integration Costs for the fiscal year ended June 30, 2021, which are not tax-deductible. For purposes of calculating the Adjusted earnings per share, the same adjustments were made on a per share basis.

 **Broadridge**®

broadridge.com

Broadridge Financial Solutions, Inc.
5 Dakota Drive, Lake Success, NY 11042
+1 516 472 5400

